SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

27 June 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*

Date: 29 June 2007

* Print the name and title of the signing officer under his signature.

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

Half Year
31 March 2007

Consolidated Financial Report
Dividend Announcement and
Appendix 4D

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED	ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT

Half year ended 31 March 2007

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Profit
Cash profit
Earnings per share
Balance Sheet
Financial ratios
Business unit analysis

CHIEF FINANCIAL OFFICER’S REVIEW
March 2007 half year compared to March 2006 half year
March 2007 half year compared to September 2006 half year
Non-core items
Reconciliation of net profit to cash profit
Income and expenses
Credit Risk
Income Tax Expense
Earnings per share
Dividends
EVATM Reconciliation
Market Risk
Balance Sheet
Capital Management
Deferred acquisition costs and deferred income
Software capitalisation

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)– TABLE OF CONTENTS

DEFINITIONS

ALPHABETICAL INDEX

This Results Announcement has been prepared for Australia and New Zealand Banking Group Limited (the “Company”) together with its subsidiaries which are variously described as “ANZ”, “Group”, “ANZ Group”, “us”, “we” or “our”.

All amounts are in Australian dollars unless otherwise stated.  The Company has a formally constituted Audit Committee of the Board of Directors.  This report was approved by resolution of a Committee of the Board of Directors on 26 April 2007.

When used in this Results Announcement the words “estimate”, “project”, “intend”, “anticipate”, “believe”, “expect”, “should” and similar expressions, as they relate to ANZ and its management, are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Such statements constitute “forward-looking statements” for the purposes of the United States Private Securities Litigation Reform Act of 1995.  ANZ does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

HIGHLIGHTS

ANZ 2007 Interim Profit $2,102 million

All figures compared to March 2006 half year unless otherwise indicated

Profit after tax
Profit $2,102 million	up 16.1%
Cash* profit $1,936 million	up 11.8%
Cash* profit before provisions $2,995 million	up 12.1%

Earnings per share
EPS 113.2 cents	up 15.0%
Cash* EPS 104.2 cents(1)	up 10.9%

Shareholder return
Interim dividend 62 cents	up 10.7%
Total Shareholder Return	17.1%
Cash* Return on equity	19.7%

Business highlights*

Revenue growth of 9.1%* and continued frontline investment with 2,120 new FTEs

Result in Personal - revenue up 14.4%, profit up 21.6%

Institutional profit up 10.6%.  Profit before provisions up 4.2%

Profit before provisions in New Zealand Businesses up 13.5% but offset by provisioning

Continued growth in customer acquisition in Australia and a successful turnaround in New Zealand

Achieved targeted revenue and productivity:

Revenue growth 9.1% (10.4% FX adjusted)

Cost-Income ratio 44.3% (down 1.5% from 45.8%, medium-term target 40%)

Provisioning rose but ended below expectations as a result of large recoveries late in the half

Adjusted Common Equity ratio middle of target range at 4.4%(2)

*      Adjusted for non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses).  Refer page 13 for a detailed reconciliation of GAAP figures to non-GAAP cash figures.  Refer pages 11 to 12 for a discussion of why management believe measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

(1)          Refer page 23

(2)          Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital.  This measure is commonly used to assess the adequacy of common equity held

FINANCIAL HIGHLIGHTS

Profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	3,611	3,575	3,368	1%	7%
Other operating income	2,002	1,614	1,595	24%	26%
Operating income	5,613	5,189	4,963	8%	13%
Operating expenses	(2,386)	(2,346)	(2,185)	2%	9%
Profit before credit impairment and income tax	3,227	2,843	2,778	14%	16%
Provision for credit impairment	(240)	(183)	(224)	31%	7%
Profit before income tax	2,987	2,660	2,554	12%	17%
Income tax expense	(883)	(780)	(742)	13%	19%
Minority interest	(2)	(3)	(1)	-33%	100%
Profit attributable to shareholders of the Company	2,102	1,877	1,811	12%	16%

Cash profit

Profit has been adjusted to exclude the following non-core items to arrive at cash profit.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit attributable to shareholders of the Company	2,102	1,877	1,811	12%	16%
Less: Non-core items
Significant items(1)
Sale of Esanda Fleetpartners	141	—	—	n/a	n/a
Settlement of ANZ National Bank claims	—	—	14	n/a	-100%
Settlement of NHB insurance claim	—	—	79	n/a	-100%
Total significant items	141	—	93	n/a	52%
Ineffective hedge fair value gains/losses(2)	28	21	13	33%	large
NZD revenue hedge mark to market volatility(2)	(3)	—	—	n/a	n/a
ANZ National Bank incremental integration costs(3)	—	—	(26)	n/a	-100%
Total non-core items	166	21	80	large	large
Cash profit(4),(5)	1,936	1,856	1,731	4%	12%

(1)          In the March 2007 half ANZ has classified the profit on sale of Esanda Fleetpartners of $195 million ($141 million after tax) as a significant item.  In the March 2006 half ANZ classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 11)

(2)          The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In the March 2007 half ANZ has classified $28 million after tax (Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to economic hedging as a non-core item (tax impact $13 million (Sep 2006 half: $10 million; Mar 2006 half: $5 million)).  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges.  In addition, ANZ has classified a $3 million loss after tax (Sep 2006 half: $nil; Mar 2006 half: $nil) relating to New Zealand revenue hedges that under the transitional provision of AASB 139 (AASB 2005-1) no longer qualify for hedge accounting from 1 October 2006 (tax impact $1 million credit).  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 12)

(3)          In the March 2006 half ANZ incurred $26 million after tax from ANZ National Bank incremental integration costs.  Tax on ANZ National Bank incremental integration costs was $13 million.  The integration program was completed in March 2006.  ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

(4)          Refer page 13 for a reconciliation of cash profit to net profit

(5)          Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

Analysis of Cash(1) profit by key line item:

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	3,611	3,575	3,368	1%	7%
Other operating income	1,770	1,583	1,563	12%	13%
Operating income	5,381	5,158	4,931	4%	9%
Operating expenses	(2,386)	(2,346)	(2,259)	2%	6%
Profit before credit impairment and income tax	2,995	2,812	2,672	7%	12%
Provision for credit impairment	(240)	(183)	(224)	31%	7%
Profit before income tax	2,755	2,629	2,448	5%	13%
Income tax expense	(817)	(770)	(716)	6%	14%
Minority interest	(2)	(3)	(1)	-33%	100%
Cash(1) profit	1,936	1,856	1,731	4%	12%

Earnings per share

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Earnings per ordinary share (cents)
Basic	113.2	101.6	98.4	11%	15%
Diluted	110.0	98.5	95.5	12%	15%
Cash(1)(basic adjusted for non-core items)	104.2	100.5	94.0	4%	11%

Balance Sheet

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Assets
Liquid assets	15,433	15,019	13,870	3%	11%
Due from other financial institutions	6,439	9,665	8,336	-33%	-23%
Trading and available for sale assets	24,100	19,832	22,008	22%	10%
Net loans and advances including acceptances	281,822	269,384	255,745	5%	10%
Other	23,930	20,740	22,222	15%	8%
Total assets	351,724	334,640	322,181	5%	9%
Liabilities
Due to other financial institutions	14,872	14,118	13,345	5%	11%
Deposits and other borrowings	210,585	204,794	196,850	3%	7%
Liability for acceptances	14,013	13,435	13,692	4%	2%
Bonds and notes	54,188	50,050	46,923	8%	15%
Other	37,156	32,337	32,575	15%	14%
Total liabilities	330,814	314,734	303,385	5%	9%
Total shareholders’ equity	20,910	19,906	18,796	5%	11%

(1)          Refer footnotes 1 to 5 on page 2

Financial ratios

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	$M	$M	$M

Profit attributable to shareholders of the Company	2,102	1,877	1,811
Cash(1) profit	1,936	1,856	1,731
EVATM (2)	1,119	1,069	1,013

Profitability ratios
Return on:
Average ordinary shareholders' equity(3)	21.3%	20.4%	20.9%
Average ordinary shareholders' equity(3) (cash(1) profit basis)	19.7%	20.2%	20.0%
Average assets	1.21%	1.13%	1.15%
Average assets (cash(1) profit basis)	1.11%	1.11%	1.10%
Average risk weighted assets	1.73%	1.59%	1.60%
Average risk weighted assets (cash(1) profit basis)	1.59%	1.57%	1.53%
Total income	14.4%	14.2%	14.5%

Net interest margin	2.24	2.33	2.29
Profit per average FTE ($)	64,203	59,187	58,202

Efficiency ratios
Operating expenses to operating income	42.5%	45.2%	44.0%
Operating expenses to average assets	1.37%	1.41%	1.39%
Operating expenses to operating income (cash(1))	44.3%	45.5%	45.8%
Operating expenses to average assets (cash(1))	1.37%	1.41%	1.44%

Credit impairment provisioning
Collective provision charge	52	33	36
Individual provision charge	188	150	188
Total provision charge	240	183	224
Individual provision charge as a % of average net advances	0.14%	0.11%	0.15%

Ordinary share dividends (cents)
Interim - 100% franked (Mar 06: 100% franked)	62	n/a	56
Final - 100% franked (Sep 06: 100% franked)	n/a	69	n/a
Ordinary share dividend payout ratio(4)	54.9%	68.0%	56.9%
Cash(1) ordinary share dividend payout ratio(4)	59.6%	68.8%	59.6%

Preference share dividend (cents)
Dividend paid(5)	17	15	12

(1)          Refer footnotes 1 to 5 on page 2

(2)          EVATM refers to Economic Value Added, a measure of shareholder value.  See page 25 for a reconciliation of EVATM to reported net profit, a discussion of EVATM and an explanation of its relevance as a performance measure

(3)          Average ordinary shareholders’ equity excludes minority interest and preference share dividend

(4)          Dividend payout ratio is calculated using the proposed interim dividend as at 31 March 2007, the 30 September 2006 and 31 March 2006 dividends

(5)          Represents dividends paid on Euro Hybrid issued on 13 December 2004

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
				%	%
Net Assets
Net tangible assets(1) per ordinary share ($)	9.01	8.53	7.99	6%	13%
Net tangible assets(1) attributable to ordinary shareholders ($M)	16,613	15,664	14,619	6%	14%
Total number of ordinary shares (M)	1,844.7	1,836.6	1,828.7	0%	1%

Capital adequacy ratio (%)
Tier 1	6.7%	6.8%	6.8%
Tier 2	4.3%	4.2%	4.0%
Total capital ratio	10.3%	10.6%	10.4%
Adjusted Common Equity ratio(2)	4.4%	4.7%	5.0%
Risk weighted assets EOP ($M)	250,485	240,219	230,653

Impaired assets
Collective provision ($M)	1,981	1,940	1,903	2%	4%
Collective provision as a % of risk weighted assets	0.79%	0.81%	0.83%	-2%	-5%
Gross non-performing loans ($M)	640	661	726	-3%	-12%
Individual provisions on non-performing loans(3) ($M)	(275)	(279)	(305)	-1%	-10%
Net non-performing loans ($M)	365	382	421	-4%	-13%

Individual provision as a % of total non-performing loans	43.0%	42.2%	42.0%	2%	2%
Gross non-performing loans as % of net advances	0.23%	0.25%	0.28%	-8%	-18%
Net non-performing loans as a % of net advances	0.13%	0.14%	0.16%	-7%	-19%
Net non-performing loans as a % of shareholders’ equity(4)	1.7%	1.9%	2.2%	-11%	-23%

Other information
Full time equivalent staff (FTEs)	33,183	32,256	31,063	3%	7%
Assets per FTE ($M)	10.6	10.4	10.4	2%	2%
Market capitalisation of ordinary shares ($M)	54,788	49,331	48,461	11%	13%

(1)          Equals shareholders’ equity less preference share capital, minority interest and unamortised goodwill and other intangibles

(2)          Adjusted common equity is calculated as Tier 1 capital, less Innovative Tier 1 capital instruments (converted at balance date spot rates), less transitional Tier 1 capital relief and deductions.  This measure is commonly used to assess the adequacy of common equity held

(3)          Excludes individual provision on unproductive facilities

(4)          Includes minority interest

Business unit analysis

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit after income tax(1)
Personal	783	654	583	20%	34%
Institutional	778	722	691	8%	13%
New Zealand Businesses	418	339	325	23%	29%
Partnerships & Private Bank	103	91	79	13%	30%
Non-continuing businesses	—	22	31	-100%	-100%
Group Centre	20	49	102	-59%	large
Net profit	2,102	1,877	1,811	12%	16%

(1)          Prior period numbers have been adjusted for organisational structure changes.  Refer page 32 for an explanation of the changes

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit after income tax(1)
Personal	709	654	583	8%	22%
Institutional	750	701	678	7%	11%
New Zealand Businesses(2)	351	339	337	4%	4%
Partnerships & Private Bank	103	91	79	13%	30%
Non-continuing businesses	—	22	31	-100%	-100%
Group Centre	23	49	23	-53%	0%
Cash profit(3)	1,936	1,856	1,731	4%	12%
Non-core items(3)	166	21	80	large	large
Profit	2,102	1,877	1,811	12%	16%

(1)          Prior period numbers have been adjusted for organisational structure changes.  Refer page 32 for an explanation of the changes

(2)          New Zealand Businesses growth rates in NZD terms were (1%) and 8% compared to the September 2006 half year and March 2006 half year respectively

(3)          Refer footnotes 1 to 5 on page 2

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net loans and advances including
acceptances by business unit(1)
Personal	140,226	133,652	126,776	5%	11%
Institutional	73,308	71,436	69,474	3%	6%
New Zealand Businesses(2)	66,672	61,937	56,935	8%	17%
Partnerships & Private Bank	1,592	1,270	1,204	25%	32%
Non-continuing businesses	—	1,054	1,337	-100%	-100%
Group Centre	24	35	19	-31%	26%
Net loans and advances including acceptances	281,822	269,384	255,745	5%	10%

(1)          Prior period numbers have been adjusted for organisational structure changes.  Refer page 32 for an explanation of the changes

(2)          New Zealand Businesses growth rates in NZD terms were 6% and 13% compared to the September 2006 half year and March 2006 half year respectively

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Deposits and other borrowings by business unit(1)
Personal	67,748	64,977	61,818	4%	10%
Institutional	76,094	69,239	65,381	10%	16%
New Zealand Businesses(2)	42,467	41,987	40,135	1%	6%
Partnerships & Private Bank	1,233	1,159	983	6%	25%
Group Centre	23,043	27,432	28,533	-16%	-19%
Deposits and other borrowings	210,585	204,794	196,850	3%	7%

(1)          Prior period numbers have been adjusted for organisational structure changes.  Refer page 32 for an explanation of the changes

(2)          New Zealand Businesses growth rates in NZD terms were 0% and 2% compared to the September 2006 half year and March 2006 half year respectively

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Deposits and other borrowings by funding type
Customer funding	170,450	158,905	145,602	7%	17%
Wholesale funding	40,135	45,889	51,248	-13%	-22%
Deposits and other borrowings	210,585	204,794	196,850	3%	7%

CHIEF FINANCIAL OFFICER’S REVIEW

March 2007 half year compared to March 2006 half year

ANZ recorded a profit after tax of $2,102 million for the half year ended 31 March 2007, an increase of 16% over the March 2006 half year.  Earnings per share increased 15% to 113.2 cents over the March 2006 half year.  After adjusting for non-core items(1) referred to on pages 11 to 12, Cash(1) profit increased 12% to $1,936 million and Cash EPS increased 11% to 104.2 cents.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit attributable to shareholders of the Company	2,102	1,877	1,811	12%	16%
Less: Non-core items(1) (refer to page 13)	(166)	(21)	(80)	large	large
Cash profit(1),(2),(3)	1,936	1,856	1,731	4%	12%

Profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	3,611	3,575	3,368	1%	7%
Other operating income	2,002	1,614	1,595	24%	26%
Operating income	5,613	5,189	4,963	8%	13%
Operating expenses	(2,386)	(2,346)	(2,185)	2%	9%
Profit before credit impairment and income tax	3,227	2,843	2,778	14%	16%
Provision for credit impairment	(240)	(183)	(224)	31%	7%
Profit before income tax	2,987	2,660	2,554	12%	17%
Income tax expense	(883)	(780)	(742)	13%	19%
Minority interest	(2)	(3)	(1)	-33%	100%
Profit attributable to shareholders of the Company	2,102	1,877	1,811	12%	16%

Profit growth

Profit increased 16% to $2,102 million.  Revenue increased 13% with growth in average interest earning assets offset by reduced margins (-5 basis points), higher fee income from volume growth and pricing initiatives, higher markets income and higher other income from equity accounting earnings and other investments.  Operating expense growth of 9% reflected ongoing investment in the business.  Provision for credit impairment increased 7% with growth in Personal and New Zealand offset by high recoveries in Institutional.

In Australia, profit increased 18% over the March 2006 half year with solid growth across all Personal businesses and higher Institutional revenue, primarily in Markets.  Provision for credit impairment reduced with large recoveries during the March 2007 half.

Profit in New Zealand increased 19% (an increase of 24% in NZD terms) reflecting weaker Markets income and an increase in collective provision charge.  Operating income increased 4% in NZD terms with lending growth of 11% partly offset by a decline in net interest margin of 9 basis points and lower revenue in Markets following the strong performance in the March 2006 half.  Operating expense growth was contained to 2%.

Within Overseas Markets, profit in Asia and Pacific increased 35% and 7% respectively, driven by strong growth in the Institutional business in Singapore, higher equity accounting income in Asia and balance sheet growth in the Pacific.  Profit in the UK and US decreased driven by reduced profit in non–continuing businesses and repatriation of capital, partly offset by revenue growth in the March 2007 half with increased trading income in Markets.

(1)          In the March 2007 half ANZ has classified the profit on sale of Esanda Fleetpartners of $195 million ($141 million after tax) as a significant item.  In the March 2006 half ANZ classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 11)

The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In the March 2007 half ANZ has classified $28 million after tax (Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to economic hedging as a non-core item (tax impact $13 million (Sep 2006 half: $10 million; Mar 2006 half: $5 million)).  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges.  In addition, ANZ has classified a $3 million loss after tax (Sep 2006 half: $nil; Mar 2006 half: $nil) relating to New Zealand revenue hedges that under the transitional provision of AASB 139 (AASB 2005-1) no longer qualify for hedge accounting from 1 October 2006 (tax impact $1 million credit).  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 12)

In the March 2006 half ANZ incurred $26 million after tax from ANZ National Bank incremental integration costs.  Tax on ANZ National Bank incremental integration costs was $13 million.  The integration program was completed in March 2006.  ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

(2)        Refer page 13 for a reconciliation of cash profit to net profit

(3)        Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

Cash(1) profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	3,611	3,575	3,368	1%	7%
Other operating income	1,770	1,583	1,563	12%	13%
Operating income	5,381	5,158	4,931	4%	9%
Operating expenses	(2,386)	(2,346)	(2,259)	2%	6%
Profit before credit impairment and income tax	2,995	2,812	2,672	7%	12%
Provision for credit impairment	(240)	(183)	(224)	31%	7%
Profit before income tax	2,755	2,629	2,448	5%	13%
Income tax expense	(817)	(770)	(716)	6%	14%
Minority interest	(2)	(3)	(1)	-33%	100%
Cash profit(1),(2),(3)	1,936	1,856	1,731	4%	12%

Cash profit growth

Cash profit increased 12% to $1,936 million.  Core(1) revenue increased 9% with growth in average interest earning assets offset by reduced margins (-5 basis points), higher fee income from volume growth and pricing initiatives, higher markets income and higher other income from equity accounting earnings and other investments.  Operating expense growth of 6% reflected ongoing investment in the business.  Provision for credit impairment increased 7% with growth in Personal and New Zealand offset by high recoveries in Institutional.

In Australia, cash profit increased 19% over the March 2006 half year with solid growth across all Personal businesses and higher Institutional revenue, primarily in Markets.  Provision for credit impairment reduced with large recoveries during the March 2007 half.

Cash profit in New Zealand decreased 2% (an increase of 2% in NZD terms) reflecting weaker Markets income and an increase in collective provision charge.  Operating income increased 4% in NZD terms with lending growth of 11% partly offset by a decline in net interest margin of 9 basis points and lower revenue in Markets following the strong performance in the March 2006 half.  Operating expense growth was contained to 2%.

Within Overseas Markets, cash profit in Asia and Pacific increased 40% and 7% respectively, driven by strong growth in the Institutional business in Singapore, higher equity accounting income in Asia and balance sheet growth in the Pacific.  Cash profit in the UK and US decreased driven by reduced profit in non–continuing businesses and repatriation of capital, partly offset by revenue growth in the March 2007 half with increased trading income in Markets.

(1)          Refer to footnotes 1 to 3 on page 2

(2)          Refer page 13 for a reconciliation of cash profit to net profit

(3)          Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

Profit drivers

Profit after tax increased 16% over the March 2006 half year and Cash(1) profit increased 12% over the March 2006 half year.  For a discussion of the impact of non-core items refer pages 11 to 12.  Key influences on profit are shown below.

Net interest ñ7% - Adjusted for non-core items(1), (2)ñ7%:

Net interest income was driven by growth of 10% in average interest earning assets (11% excluding the impact of exchange rates) with strong growth in New Zealand (9%, or 13% excluding exchange rate impact) and Personal (12%).  Average deposits and other borrowings grew 6% (8% excluding exchange rates) following strong growth in Institutional (14%), Personal (11%) and New Zealand (1%, or 5% excluding exchange rates).  Volume growth was offset by a 5 basis point decline in margin, primarily from competitive pressures.

Other income ñ26% - Adjusted for non-core items(1), (2)ñ13%:

Adjusted for non–core items, other income growth was underpinned by volume growth initiatives, strong Markets income and increased equity accounting income and a $27 million profit on the sale of MasterCard shares.

Operating expenses ñ9% - Adjusted for non-core items(1), (2)ñ6%:

Operating expense growth was primarily due to annual salary increases and a 7% increase in staff numbers, largely in Personal and Institutional, as we continue to invest in the business.

Provision for credit impairment ñ7% - Adjusted for non-core items(1), (2)ñ7%:

Individual provisions were unchanged with an increase in Personal due to higher provisions primarily in the Cards portfolio, offset by Institutional with lower provisions raised and higher recoveries.  The collective provision charge increased by $16 million driven largely by different trends in risk levels in New Zealand’s ANZ Retail and strong volume growth in Corporate & Commercial and volume increases in Institutional, partially offset by a reduction in Personal from moderating portfolio growth in Consumer Finance.

Income tax ñ19% - Adjusted for non-core items(1)ñ14%:

The increase in tax expense is driven by growth in profit before tax and an increase in the effective tax rate by 0.5% reflecting the run-off of certain structured finance transactions.

(1)          Refer footnotes 1 to 3 on page 9

(2)          Refer footnote 1 on page 9

March 2007 half year compared to September 2006 half year

The Group recorded a profit after tax of $2,102 million for the half year ended 31 March 2007, an increase of 12% over the September 2006 half.  Basic earnings per share increased 11% (11.6 cents) to 113.2 cents.

Cash profit(1) increased 4% over the September 2006 half which reflects seasonality in the halves and higher provisions for credit impairment.  Cash earnings per share (refer page 24) increased 4% (3.7 cents) to 104.2 cents.

Operating income increased 8% assisted by the profit on sale of Esanda Fleetpartners.  After adjusting for non-core items, operating income increased 4%.  Net interest income increased 1%, impacted by a reduction in interest income on revenue hedges ($50 million or -3 basis points) and lower net interest income on derivative transactions ($35 million offset in other income).  Average interest earning assets grew 6%, primarily in Personal and New Zealand, which was partially offset by a decline in net interest margin of 6 basis points (excluding the impact of revenue hedges).  Other income increased 12% reflecting increased profit on trading instruments in Institutional, which includes unrealised gains which are partly offset in net interest income.  Operating expense growth was contained to 2% following the strong growth in the September 2006 half.

(1)          Refer footnotes 1 to 3 on page 9

Non-core items

In order to calculate cash profit, ANZ has adjusted the income statement for non-core items, as outlined below, to assist in understanding the core business performance by removing the volatility in reported results created by one-off significant items, ANZ National Bank incremental integration costs which ceased in the half year March 2006, and the timing differences in the recognition of fair value gains in profit on ineffective hedging contracts.  Cash profit is a key performance measure used by the investment community and ANZ’s Australian peers.

Non-core items in the income statement

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Significant items
Sale of Esanda Fleetpartners	141	—	—	n/a	n/a
Settlement of ANZ National Bank claims	—	—	14	n/a	-100%
Settlement of NHB insurance claim	—	—	79	n/a	-100%
Total significant items	141	—	93	n/a	52%
Ineffective hedge fair value gains/losses	28	21	13	33%	large
NZD revenue hedge mark to market volatility	(3)	—	—	n/a	n/a
ANZ National Bank incremental integration costs	—	—	(26)	n/a	-100%
Non-core items	166	21	80	large	large

•            Significant items

Significant items in the income statement are those items that management believe do not form part of the core business by virtue of their magnitude and infrequent nature and, as such, should be removed from profit when analysing the core business performance.  The following are considered significant items:

•        Sale of Esanda Fleetpartners (March 2007 half year)

During the March 2007 half ANZ sold Esanda Fleetpartners, which had operations in Australia and New Zealand, to Nikko Principal Investments in Australia.  Profit on disposal was $195 million ($141 million after tax) with $128 million ($74 million after tax) recognised in Australia and $67 million ($67 million after tax) recognised in New Zealand.

•        Settlement of the NHB insurance claim (March 2006 half year)

During the March 2006 half ANZ settled its $130 million claim against a number of reinsurers in relation to the National Housing Bank (NHB) matter.  ANZ has reported the $113 million ($79 million after tax) cost recovery as a significant item in 2006.  $1 million was received in 2005 and not treated as significant as it was immaterial.

•        Settlement of ANZ National Bank claims (March 2006 half year)

Following the purchase of National Bank of New Zealand Limited on 1 December 2003, a dispute arose with Lloyds TSB in relation to the accounting treatment in the Completion Accounts of the provision for retirement gratuities.  The dispute was referred to arbitration and, as a result, ANZ National Bank received $14 million in March 2006 ($14 million after tax) in final settlement.

•            Volatility resulting from the application of hedge accounting

The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  The implementation of AIFRS accounting policies on hedge accounting from 1 October 2005 (1 October 2006 in respect of hedges of NZD revenue) introduced volatility within the Income Statement in respect of ineffective hedges as follows:

•        ineffectiveness of designated accounting cash flow and fair value hedges; and

•        approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges.

ANZ has separately reported the impact of volatility due to hedge ineffectiveness as a non-core item as the profit reported on hedge transactions is asymmetrical to the treatment of the hedged item and will reverse over time and as such is not part of the core operating performance.  During the March 2007 half year ANZ has classified $25 million after tax (Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to ineffective hedging and, from 1 October 2006, NZD revenue hedges as non–core items (tax on hedges $12 million (Sep half 2006: $10 million; Mar 2006 half: $5 million)).

	Half year Mar 07 $m	Half year Sep 06 $m	Half year Mar 06 $m
Ineffective hedge fair value gains (income statement)
Non-compliant hedges	40	18	27
NZD revenue hedges	(5)	—	—
Ineffective portion of effective cash flow and fair value hedges	2	13	(9)
Volatility resulting from the application of hedge accounting (before tax)	37	31	18
Volatility resulting from the application of hedge accounting (after tax)	25	21	13

On transition to AIFRS at 1 October 2005, the life to date impact of hedge ineffectiveness and economic hedges not designated in accounting hedge relationships was $144 million (pre–tax).  This amount was taken directly to retained earnings as a loss.

$m
Net unrealised loss (balance sheet)
As at 1 October 2005, transition to AIFRS	(144)
Net volatility recorded in income statement
-half year ended 31 March 2006	18
-half year ended 30 September 2006	31
-half year ended 31 March 2007	37
Net unrealised loss 31 March 2007	(58)

The net volatility recorded in the income statement represents the progressive reversal of the $144 million loss on transition to AIFRS together with volatility arising on existing and new ineffective hedge transactions.

•            ANZ National Bank incremental integration costs

Expenditure on the integration of ANZ National Bank, which was completed in March 2006, included both the reallocation of existing resources to integration and incremental integration costs.  Incremental costs were those costs that did not recur once integration was completed and thus did not form part of the core ongoing cost base.  During the March 2006 half year $26 million after tax or $39 million before tax of incremental integration costs was incurred.

Reconciliation of net profit to cash profit

The following table reconciles AIFRS values with fully comparable AIFRS values adjusted to exclude non core items.

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	$M	$M	$M
Net interest income (statutory basis)	3,611	3,575	3,368

Net interest income (cash basis)	3,611	3,575	3,368

Other operating income (statutory basis)	2,002	1,614	1,595
Settlement of NBNZ warranty claims(1)	—	—	(14)
Fair value hedge gains/losses(2)	(37)	(31)	(18)
Gain on sale of Esanda Fleetpartners(3)	(195)	—	—
Other operating income (cash basis)	1,770	1,583	1,563

Operating income (statutory basis)	5,613	5,189	4,963
Total significant items income adjustments (net total identified above)	(232)	(31)	(32)
Operating income (cash basis)	5,381	5,158	4,931

Operating expenses (statutory basis)	(2,386)	(2,346)	(2,185)
NBNZ incremental integration costs(4)	—	—	39
Settlement of NHB insurance claim(5)	—	—	(113)
Operating expenses (cash basis)	(2,386)	(2,346)	(2,259)

Profit before credit impairment and income tax (statutory basis)	3,227	2,843	2,778
Total significant items adjustments (net total identified above)	(232)	(31)	(106)
Profit before credit impairment and income tax (cash basis)	2,995	2,812	2,672

Provision for credit impairment (statutory basis)	(240)	(183)	(224)

Provision for credit impairment (cash basis)	(240)	(183)	(224)

Profit before income tax (statutory basis)	2,987	2,660	2,554
Total significant items before income tax adjustments (net total identified above)	(232)	(31)	(106)
Profit before income tax (cash basis)	2,755	2,629	2,448

Income tax expense and minority interest (statutory basis)	(883)	(780)	(742)
Tax on significant items adjustments	66	10	26
Income tax expense and minority interest (cash basis)	(817)	(770)	(716)

Net profit (statutory basis)	2,102	1,877	1,811
Total non core items	(166)	(21)	(80)
Net profit (cash basis)	1,936	1,856	1,731

(1)          Refer to page 11 Significant items (Settlement of ANZ National Bank claims)

(2)          Refer to page 12 Ineffective hedge fair value gains

(3)          Refer to page 11 Significant items (Sale of Esanda Fleetpartners)

(4)          Refer to page 12 ANZ National Bank incremental integration costs

(5)          Refer to page 11 Significant items (Settlement of NHB insurance claim)

(6)          Refer to page 11 for a breakdown of total non core items

Income and expenses

Net Interest Income

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	3,611	3,575	3,368	1%	7%
Average interest earning assets	323,510	305,962	294,364	6%	10%
Net interest margin (%)	2.24	2.33	2.29	-4%	-2%

•            March 2007 half year compared to March 2006 half year

Net interest income increased $243 million (7%) over the March 2006 half.

Volume

Average interest earning assets increased $29.1 billion (10%):

•        Average net advances grew by $24.4 billion (10%).  Growth in net advances in Australia was attributable to: Personal ($13.7 billion or 11%), with $10.6 billion or 11% in Mortgages; Institutional Australia ($5.1 billion or 10%), with $2.0 billion or 14% in Business Banking, $2.5 billion or 8% in Debt Product Group, $0.3 billion or 10% in Trade and Transaction Services Australia; and Non-continuing Businesses (-$0.5 billion).  New Zealand’s average net advances increased by $5.0 billion or 8% (increased $8.6 billion or 12% in NZD terms).  Average net advances increased by $1.1 billion (12%) in Overseas Markets.

•        Other interest earning assets increased $4.7 billion (8%), driven by higher levels of liquid assets ($2.6 billion) and trading securities ($2.2 billion).

Average deposits and other borrowings grew $12.3 billion or 6%.  Growth in Australia was attributable to: Personal ($6.2 billion or 11%), with $4.6 billion or 13% in Banking Products and $0.9 billion or 18% in Regional, Rural and Small Business Banking; Institutional Australia ($6.1 billion or 16%), with $5.7 billion or 28% in Trade and Transaction Services Australia; and $2.9 billion or 15% in Treasury.  Average deposits and other borrowings increased in New Zealand $1.8 billion or 3% (increased $4.5 billion or 7% in NZD terms comprising core deposits growth of 10%, partially offset by a decrease in Treasury Certificates of Deposit and Commercial Paper due to a switch to longer term funding).  Average deposits and other borrowings decreased ($4.8 billion or 20%) in Overseas Markets including an exchange rate impact of -$0.6 billion.

Margin

Net interest margin decreased 5 basis points from the March 2006 half:

•        Funding mix (+1 basis point)

Margins were assisted by substitution of customer deposits for wholesale funding (+1 basis point) and a small increase in the proportion of free funds.

•        Asset mix (-2 basis points)

Reduction in margin was due to an increase in the proportion of lower yielding liquid assets and trading securities in Group Treasury and Markets (-2 basis points).

•        Competition (-7 basis points)

Competitive pressures reduced margins, mainly in Australian and New Zealand Mortgages (-2 basis points), Institutional lending (-2 basis points) and leasing businesses (-1 basis point).  In addition, migration to high yielding customer deposits and lower rate credit cards reduced margins (-2 basis points).

•        Wholesale rates (+2 basis points)

Increased income on the investment of capital and rate insensitive deposits (+3 basis points) partially offset by a reduction in basis risk on variable rate mortgages and credit cards (-1 basis point).

•        Other items (+1 basis point) include:

•       Lower funding costs associated with unrealised trading gains (+2 basis points), however this is directly offset by an equivalent decrease in trading income.

•       Reduced effective yield fee income (-2 basis points).

•       Benefits from customer prepayment behaviour in New Zealand (+1 basis point).

•           March 2007 half year compared to September 2006 half year

Net interest income at $3,611 million was 1% ($36 million) higher than the September 2006 half.

Volume

Average interest earning assets increased $17.5 billion (6%):

•        Average net advances grew by $15.0 billion (6%).  Growth in Australia was attributable to: Personal ($6.2 billion or 5%), with $4.8 billion or 5% in Mortgages; Institutional Australia ($2.3 billion or 4%) with $0.7 billion or 5% in Business Banking, $1.3 billion or 4% in Debt Product Group; and Non-continuing Businesses (-$0.2 billion).  New Zealand’s average net advances increased by $6.5 billion or 10% (NZD3.4 billion or 5% in NZD terms).  Average net advances grew by $0.2 billion (3%) in Overseas Markets.

•        Other interest earning assets increased $2.5 billion (4%), driven by higher levels of liquid assets ($1.5 billion), trading securities ($0.1 billion), available-for-sale assets and interbank lending ($1.3 billion).

Average deposits and other borrowings grew $6.2 billion or 3%.  Growth in Australia was attributable to: Personal ($3.3 billion or 5%), with $2.8 billion or 8% in Banking Products and $0.6 billion or 12% in Regional, Rural and Small Business Banking; and Institutional Australia ($3.5 billion or 9%) with $4.1 billion or 19% in Trade & Transaction Services Australia; and -$1.1 billion or 5% in Treasury.  Average deposits and other borrowings increased in New Zealand $4.8 billion or 9% (NZD2.3 billion increase or 4% in NZD terms).  Average deposits and other borrowings decreased $4.3 billion (18%) in Overseas Markets, with exchange rate impacts -$0.6 billion.

Margin

Net interest margin was down 9 basis points to 2.24% from the September 2006 half:

•        Funding mix (+1 basis point)

Margins were assisted by substitution of customer deposits for wholesale funding (+1 basis point) and a small increase in proportions of free funds.

•        Asset mix (-2 basis points)

Reduction in margin was due to an increase in the proportion of lower yielding liquid assets and trading securities in Group Treasury and Markets (-2 basis points).

•        Competition (-4 basis points)

Competitive pressures reduced margins, mainly in Australian and New Zealand Mortgages (-2 basis points) and Institutional lending (-1 basis point). In addition, margins have reduced given migration into high yielding customer deposits (-1 basis point).

•        Wholesale rates (+2 basis points)

Wholesale rate movements benefited margins through increases in earnings on the investment of capital and rate insensitive deposits (+2 basis points) partially offset by increased basis risk on variable rate mortgages and credit cards.

•        Other items (-6 basis points) include:

•           Foreign exchange revenue hedging no longer classified as interest income (-3 basis points or $50 million).

•           Higher funding costs associated with unrealised trading gains (-2 basis points), however this is directly offset by an equivalent increase in trading income.

•           Interest received on tax refunds in the prior period (-2 basis points).

•           Benefits from customer prepayment behaviour in New Zealand (+1 basis point).

•           Other impacts include reduced effective yield fee income, increases in the proportion of retail broker payments, a decrease in the proportion of credit card balances earning interest and impacts from non-continuing businesses.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%

Other operating income
Total fee income	1,143	1,116	1,029	2%	11%
Foreign exchange earnings	237	220	227	8%	4%
Profit on trading instruments	173	65	144	large	20%
Other	217	182	163	19%	33%
Core other operating income	1,770	1,583	1,563	12%	13%
Ineffective hedge fair value gains/losses(1)	41	31	18	32%	large
NZD revenue hedge mark to market volatility	(4)	—	—	n/a	n/a
Significant items(1)	195	—	14	n/a	large
Total other income	2,002	1,614	1,595	24%	26%

Composition of Markets' income
Net interest income	50	85	28	-41%	79%
Foreign exchange earnings	178	166	172	7%	3%
Profit on trading instruments	156	74	146	large	7%
Fee and other income	13	19	6	-32%	large
Total Markets’ income	397	344	352	15%	13%

(1)  Refer footnote 1 on page 8.  Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

•            March 2007 half year compared to March 2006 half year

Other operating income increased $407 million (26%).  Core other operating income increased $207 million (13%) after excluding non-core items (refer pages 11 to 12).  The following explanations are based on core other operating income:

•        Fee income increased $114 million (11%):

•       Lending fee income increased $17 million (8%)

•       Personal increased $23 million.  Banking Products increased $8 million as a result of growth in the number of transaction accounts and pricing initiatives.  Mortgages increased $7 million due to growth in account numbers as well as pricing initiatives and Esanda increased $4 million as a result of higher predetermination fee income.

•       New Zealand increased $4 million (NZD increase $6 million) due to a $2 million increase in National Bank Retail as a result of increased revenue from overdraft management fees and a $2 million increase in ANZ Retail as a result of pricing initiatives.

•       Institutional decreased $13 million.  Corporate & Structured Financing decreased $8 million with a change in business mix (higher non-lending fees) and Working Capital decreased $6 million due to lower loan administration fees.

•       Non-lending fee income increased $97 million (12%)

•       Personal increased $69 million.  Consumer Finance increased $41 million due to volume growth and pricing initiatives.  Banking Products increased $15 million driven by new product and pricing initiatives.  Investment and Insurance Products grew $13 million due to an increase in income generated by financial planners.

•       Institutional increased $42 million.  Corporate & Structured Financing increased $28 million with significant growth experienced within the advisory, private equity and structured finance portfolios.  Working Capital increased $7 million reflecting stronger growth in transaction volumes and higher fee revenue in commodity trade finance deals from China.  Markets increased $6 million reflecting the strategic focus to grow the credit business.

•       Non-continuing businesses decreased $9 million due to the sale of Esanda Fleetpartners.

•        Foreign exchange earnings increased $10 million.  Institutional increased $11 million with a $7 million increase in Markets due to growth particularly in the currency trading business and a $5 million increase in Working Capital as a result of continuing growth particularly from international payments revenue.

•        Profit on trading instruments increased $29 million:

•       Corporate & Structured Financing increased $13 million as a result of mark to market gains on private equity securities held in a trading portfolio.

•       Markets increased $10 million driven by good performance within the Rates business.  Included within the Markets growth was a $23 million decrease due to unrealised positions which were offset in net interest income.

•       Working Capital increased $5 million due to the mark to market of the credit derivative swap portfolio.

•        Other operating income increased $54 million (33%):

•       Partnerships & Private Bank increased $30 million.  INGA equity accounted income rose $17 million reflecting improved funds management and life risk performances, increased capital investment earnings and reduced remediation expenses.  International Partnerships increased $11 million due mainly to equity accounted income from Bank of Tianjin (formerly Tianjin City Commercial Bank).

•       Personal increased $35 million.  Consumer Finance increased $17 million due mainly to the sale of MasterCard shares.  Mortgages increased $11 million from higher sales volumes and associated LMI policy premiums.

•       New Zealand increased $10 million due mainly to the sale of MasterCard shares.

•       Non-continuing businesses decreased $13 million as the first half of 2006 included a $12 million gain from settlement of the sale warranties relating to the sale of the London headquartered project finance business.

•       Institutional decreased $5 million largely in Corporate & Structured Financing as the first half of 2006 included a $6 million gain on sale of power assets.

•        Movements in average exchange rates over the March 2006 half year decreased total other income by $22 million.

Total Markets income is impacted by mix impacts between the categories within other operating income and net interest income.  The effect for the 2007 half year was to decrease total other income by $23 million (offset in net interest income).

•             March 2007 half year compared to September 2006 half year

Other operating income increased $388 million (24%).  After adjusting for non-core items (refer pages 11 to 12), core other operating income increased $187 million (12%).

The following explanations are based on core other operating income:

•        Fee income increased $27 million (2%).  Growth is typically slower in the first half:

•       Lending fee income increased $17 million (8%):

•        Personal increased $11 million with Banking Products increasing $7 million as a result of growth in the number of transaction accounts and pricing initiatives.

•        New Zealand increased $5 million due to pricing initiatives.

•       Non-lending fee income increased $10 million (1%):

•        New Zealand increased $7 million (NZD decreased $4 million) due to the impact of movements in exchange rates.  The decrease in NZD terms is due to the highly competitive fee environment and the impact of a realignment of product and fee structures to improve customer offerings.

•        Institutional increased $10 million (4%).  Working Capital increased $10 million reflecting increased deposit volumes, higher commodity trade fees and higher volumes in custody and clearing.

•        Non-continuing businesses decreased $9 million due to the sale of Esanda Fleetpartners.

•        Foreign exchange earnings increased $17 million (8%).  Institutional increased $16 million due to Markets increasing $12 million as a result of growth principally in the currency trading business, and Working Capital increasing $4 million as a result of continuing growth particularly from international payments revenue.

•        Profit on trading instruments increased $108 million largely in Institutional.  Markets increased $82 million driven by a strong performance within the Rates business.  Included within the Markets growth was a $34 million increase due to unrealised gains which were offset in net interest income.  Corporate & Structured Financing increased $12 million as a result of mark to market gains on private equity securities held in a trading portfolio and mark to market impacts of Working Capital’s credit derivatives were up $13 million.

•        Other operating income increased $35 million (19%):

•       Partnerships & Private Bank increased $18 million.  INGA equity accounted profits grew $12 million with a 12% increase in core operating profit and a 45% increase in capital investment earnings.  International Partnerships increased $7 million due to a $5 million increase in Bank of Tianjin as the March 2007 half includes a full 6 months of equity accounted income.

•       Personal increased $16 million.  Consumer Finance increased $11 million due mainly to the sale of MasterCard shares.

•       New Zealand increased $5 million due mainly to the sale of MasterCard shares.

•       Institutional decreased $9 million largely in Markets as the second half of 2006 included $6 million from bond sales which was not repeated in 2007.

•        Movements in average exchange rates over the September 2006 half increased total other income by $15 million.

The Markets mix impact increased total other income by $34 million (offset in net interest income).

Expenses

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Operating expenses
Personnel expenses	1,451	1,390	1,365	4%	6%
Premises expenses	223	207	204	8%	9%
Computer expenses	278	284	258	-2%	8%
Other expenses	434	465	432	-7%	0%
Core operating expenses	2,386	2,346	2,259	2%	6%
Significant items - settlement of NHB insurance claim	—	—	(113)	n/a	-100%
ANZ National Bank incremental integration costs(1)	—	—	39	n/a	-100%
Total operating expenses	2,386	2,346	2,185	2%	9%
Total employees	33,183	32,256	31,063	3%	7%

(1)       For March 2006 these costs are personnel costs of $27 million, computer costs of $7 million, and other costs of $5 million.  Refer pages 11 to 12 for a description of non-core items, including a discussion of why management believes measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

•            March 2007 half year compared to March 2006 half year

Operating expenses increased $201 million (9%) or $127 million (6%) adjusting for non-core items (refer pages 11 to 12).  The following explanations exclude non-core items:

•        Personnel costs were up $86 million (6%) with a 7% increase in staff numbers.  Increases in staff numbers were mainly in the following business units:

•       Personal staff numbers increased 8%.  Retail Banking staff numbers increased 7% due to the opening of new branches under the Branch Investment Program together with extending opening hours of branches.  Mortgages increased 11% due to increased volumes.  Consumer Finance increased 12% to resource increased volumes, cards initiatives and additional collections staff.

•       Institutional increased 11% due to a 15% increase in Working Capital reflecting new operations sites and Markets increasing 21% with higher levels of frontline staff to support the revenue strategy in Commodities, Corporate Sales and Asia business.

•       New Zealand grew 4% due to increases in frontline staff to facilitate business growth and compliance staff required for Basel II projects.

•       Partnership & Private Bank increased 43% driven mainly by the branch expansion program in Cambodia and increased specialist staff to further the growth agenda in Private Banking.

•        Premises costs increased $19 million (9%) mainly driven by higher rental expense reflecting additional space requirements, opening of new branches and ATMs as well as market rental growth.

•        Computer costs increased $20 million (8%) due to increased software purchases of $10 million which includes additional software and software licence fees and a $4 million increase in data communication costs.

•        Other expenses were $2 million higher.  Non lending losses decreased $20 million compared with the first half of 2006 due to Institutional and New Zealand (the latter included a NZD10 million New Zealand Commerce Commission settlement impact).  Advertising spend decreased $9 million as a result of Consumer Finance cost initiatives and March 2006 half including the cost of launching ANZ Everyday Visa Debit.  Travel expenses increased $10 million and professional fees rose $8 million with small increases spread across most business units.  Freight costs grew $4 million, depreciation charges increased $3 million and indirect taxes increased $3 million.

•        Movements in exchange rates decreased cost growth by $27 million.

•           March 2007 half year compared to September 2006 half year

Operating expenses increased $40 million (2%).

•        Personnel expenses increased $61 million (4%) as a result of annual salary increases and a 3% increase in staff numbers mainly in the following business units:

•       Personal staff numbers increased 4%.  Mortgages increased 7% due to increased volumes.  Investment and Insurance Products increased 9% due to the ongoing recruitment of financial planners.

•       Institutional staff numbers increased 5% due to a 5% increase in Working Capital reflecting increased investment in Asia, new international payment sites and Corporate & Structured Financing increased 14% particularly due to growth in Structured Debt.

•        Premises costs increased $16 million (8%) reflecting additional space requirements, opening of new branches and ATMs as well as market rental growth.

•        Computer costs decreased $6 million (2%).  A $9 million reduction in other computer costs due to Mortgages reassessment of software projects in September 2006 half year was offset by a $4 million increase in computer repairs due to the timing of computer maintenance contracts.

•        Other expenses decreased $31 million (7%):

•       Advertising spend decreased $24 million due to Consumer Finance decreasing $14 million as the second half of 2006 included expenditure relating to the launch of new products including chip cards, designmycard and Platinum.  New Zealand decreased $5 million with National Bank Retail marketing spend greater in the September 2006 half.

•       Card processing expense decreased $13 million, due mainly to the second half of 2006 expenditure on microchip rollout costs.

•        Movements in exchange rates increased costs by $25 million.

Credit Risk

Provision for credit impairment charge

The credit impairment charge was $240 million, up $16 million from the March 2006 half and up $57 million from the September 2006 half.  Personal and New Zealand predominantly drove the increases, partially offset by a decrease in Institutional.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Personal	192	173	163	11%	18%
Institutional	(6)	8	50	large	large
New Zealand Businesses	33	1	3	large	large
Partnerships & Private Bank	19	15	9	27%	large
Non-continuing businesses	—	(14)	(1)	-100%	-100%
Group Centre	2	—	—	n/a	n/a
Provision for credit impairment charge	240	183	224	31%	7%

Individual provision charge

The individual provision charge was $188 million, which was flat in relation to the March 2006 half and up $38 million from the September 2006 half.  Since the March 2006 half, Institutional has continued to record a net release due to provisions being lower than recoveries and particularly influenced by large recoveries late in the March 2007 half.  This was partly offset by a higher charge in Personal, largely in consumer businesses, primarily driven by strong asset growth in prior periods maturing to expected default rates and a modest rise in bankruptcy losses.  The New Zealand charge increased, reflecting a return to more expected levels following the benefit of higher than usual writebacks in the September 2006 half.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Personal	159	146	110	9%	45%
Institutional	(8)	(7)	56	14%	large
New Zealand Businesses	23	8	10	large	large
Partnerships & Private Bank	14	14	8	0%	75%
Non-continuing businesses	—	(11)	4	-100%	-100%
Individual provision charge	188	150	188	25%	0%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
New and increased provisions
Personal	213	198	156	8%	37%
Institutional	80	58	106	38%	-25%
New Zealand Businesses	37	39	29	-5%	28%
Partnerships & Private Bank	15	16	9	-6%	67%
Non-continuing businesses	—	—	7	n/a	-100%
New and increased provisions	345	311	307	11%	12%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Recoveries and writebacks
Personal	(54)	(52)	(46)	4%	17%
Institutional	(88)	(65)	(50)	35%	76%
New Zealand Businesses	(14)	(31)	(19)	-55%	-26%
Partnerships & Private Bank	(1)	(2)	(1)	-50%	0%
Non-continuing businesses	—	(11)	(3)	-100%	-100%
Recoveries and writebacks	(157)	(161)	(119)	-2%	32%

Collective provision charge

The collective provision charge was $52 million, up $16 million from the March 2006 half and up $19 million from the September 2006 half.  The charge for both halves was driven by asset growth and changes in portfolio risk.  This was partially offset by the continued release of the scenario impact provision taken in 2005 to reflect the risk change of materially higher and sustained oil prices.

The increase on both halves was predominantly driven by New Zealand, due to strong portfolio growth, reduced oil shock releases and a stable risk profile relative to a modest improvement last year.  Personal offset the increase since the March 2006 half due mainly to slowing growth rates across the division, particularly in the unsecured portfolios, coupled with a lower rate of risk movement than in the first half of 2006.  Institutional offset the increase since the September 2006 half due to slowing growth rates across the division and a higher oil shock provision release.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Lending growth	63	61	70	3%	-10%
Risk profile	18	22	(5)	-18%	large
Portfolio mix	7	(2)	8	large	-13%
Scenario impact(1)	(36)	(45)	(32)	-20%	13%
Non-continuing business	—	(3)	(5)	-100%	-100%
Collective provision charge	52	33	36	58%	44%

(1)   Scenario impact includes oil price shock and offshore risk provision in 2005 and the modelled unwind of the oil price shock provision to offset the emergence of related Individual and Collective provisions from these scenario impacts

The analysis of the collective provision charge by business unit is set out below:

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%

Collective provision charge
Personal	33	27	53	22%	-38%
Institutional	2	15	(6)	-87%	large
New Zealand Businesses	10	(7)	(7)	large	large
Partnerships & Private Bank	5	1	1	large	large
Non-continuing businesses	—	(3)	(5)	-100%	-100%
Group Centre	2	—	—	n/a	n/a
Collective provision charge	52	33	36	58%	44%

Expected loss

Management believe that disclosure of modelled expected loss data will assist in assessing the longer term expected loss rates on the lending portfolio as it removes the volatility in reported earnings created by the use of AIFRS credit loss provisioning.  The expected loss concept also aligns with the Basel II advanced approach to capital management.  The expected loss methodology is used internally for Economic Value Added (EVA) reporting and as a factor when determining the dividend payout ratio.  Expected loss outcomes are subject to change as Basel II validation work is completed.

Expected loss was $388 million, an increase of $54 million over the March 2006 half and an increase of $31 million over the September 2006 half.  The increase in both halves was predominantly driven by growth and product mix movements in Personal, particularly in Consumer Finance, and moderately higher losses in Esanda due to lower recovery values on defaulted motor vehicle facilities, however the risk movement is slowing in comparison to the previous two halves.

	% of	Half	Half	Half
	Group Net	year	year	year
	Advances	Mar 07	Sep 06	Mar 06
Expected loss by segment(1)
Personal	49%	0.29%	0.28%	0.26%
Institutional	26%	0.32%	0.31%	0.30%
New Zealand Businesses	24%	0.17%	0.16%	0.18%
Partnerships & Private Bank	1%	2.33%	2.68%	1.65%
Non-continuing businesses	<1%	0.36%	0.34%	0.43%
Total	100%	0.28%	0.27%	0.26%
Expected loss ($million)		388	357	334

(1)  Expected loss = Annualised expected loss divided by average net lending assets

Gross non-performing loans

Gross non-performing loans decreased to $640 million, down $86 million from 31 March 2006 and down $21 million from 30 September 2006.  Institutional has primarily driven the decrease in both halves due to low levels of downgrades and strong asset realisation and repayments since September 2006.  Partially offsetting this was Personal driven by slightly higher Mortgage defaults.

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Gross non-performing loans
Personal	180	138	126	30%	43%
Institutional	357	408	441	-13%	-19%
New Zealand Businesses	96	99	138	-3%	-30%
Partnerships & Private Bank	7	7	5	0%	40%
Non-continuing businesses	—	9	16	-100%	-100%
Total gross non-performing loans	640	661	726	-3%	-12%

Net non-performing loans

Net non-performing loans are $365 million (Sep 2006: $382 million; Mar 2006: $421 million) representing 1.7% of shareholders’ equity as at 31 March 2007 (Sep 2006: 1.9%; Mar 2006: 2.2%).  The Group has an individual provision coverage ratio of 43%.

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net non-performing loans
Personal	81	61	55	33%	47%
Institutional	229	266	279	-14%	-18%
New Zealand Businesses	55	53	78	4%	-29%
Non-continuing businesses	—	2	9	-100%	-100%
Total net non-performing loans	365	382	421	-4%	-13%
Individual provision coverage	43%	42%	42%

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net unproductive facilities
Personal	3	3	4	0%	-25%
Institutional	75	20	55	large	36%
New Zealand Businesses	4	7	6	-43%	-33%
Total net unproductive facilities	82	30	65	large	26%

Income Tax Expense

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Income tax expense charged in the income statement	883	780	742	13%	19%
Effective tax rate	29.6%	29.3%	29.1%
Income tax expense on cash profit(1)	817	770	716	6%	14%
Effective tax rate (cash profit(1))	29.7%	29.3%	29.2%

(1)       Refer footnote 1 on page 8.  Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provide useful information to investors regarding ANZ’s financial condition and results of operations

•            March 2007 half year compared to March 2006 half year

The Group’s income tax expense increased by $141 million to $883 million resulting in an effective tax rate of 29.6%, up 0.5% from the March 2006 half year.  This movement results mainly from the continued run-off of certain structured finance transactions, the non-taxable settlement of the ANZ National Bank warranty claim which was included in the March 2006 half year and withholding tax payable on future remittances of present profits from offshore operations.  These were offset by the non-assessable gain on the sale of MasterCard shares and Fleetpartners in New Zealand.

Adjusted for non-core items, the Group’s income tax expense increased by $101 million to $817 million resulting in an effective tax rate of 29.7%, an increase of 0.5%, as described above.

•            March 2007 half year compared to September 2006 half year

The Group’s income tax expense increased by $103 million to $883 million, a rise of 0.3% in the effective tax rate.  This is due mainly to the continued run-off of certain structured finance transactions, higher earnings in higher tax rate jurisdictions in the March 2007 half and favourable prior period adjustments included in the September 2006 half.  These were offset by the non-assessable gain on the sale of Fleetpartners in New Zealand.

Adjusted for non-core items, the group’s income tax expense increased by $47 million to $817 million resulting in an effective tax rate of 29.7%, up 0.4%, as described above.

Earnings per share

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Earnings per share(1) (cents)
Basic	113.2	101.6	98.4	11%	15%
Diluted	110.0	98.5	95.5	12%	15%

Cash earnings per share
Profit attributable to shareholders of the Company ($M)	2,102	1,877	1,811	12%	16%
Less: non-core items included in profit after tax(2) ($M)	(166)	(21)	(80)	large	large
Cash Profit ($M)(4)	1,936	1,856	1,731	4%	12%
Preference share dividend(3) ($M)	(17)	(15)	(12)	13%	42%
Earnings adjusted for non-core items ($M)	1,919	1,841	1,719	4%	12%
Weighted average number of ordinary shares (M)	1,841.6	1,832.2	1,828.4	1%	1%
Cash earnings per share (cents)	104.2	100.5	94.0	4%	11%

(1)       Refer page 79 for full calculation

(2)  Refer pages 11 to 12

(3)  The EPS calculation excludes the Euro Hybrid preference shares

(4)  Refer page 13 for a reconciliation of cash profit to net profit.  Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

Earnings per share increased 15.0% (14.8 cents) to 113.2 cents on the March 2006 half.  Cash EPS for the Group increased 10.9% or 10.2 cents on the March 2006 half.  The main drivers of the increase in Cash EPS on the March 2006 half are:

•            Growth in continuing business profit before credit impairment (after tax), which contributed 13.9%.

•            Partly offset by an after tax increase in the continuing businesses credit impairment charge (0.4%), run-off of non-continuing businesses (1.8%) and dilution from an increase in the weighted average number of shares (0.8%).

Earnings per share increased 11.4% (11.6 cents) cents on the September 2006 half.  Cash EPS for the Group increased 3.7% or 3.7 cents on the September 2006 half.  The main drivers of the increase in Cash EPS on the September 2006 half are:

•            Growth in continuing business profit before credit impairment (after tax) and preference shares, which contributed 7.0%.

•            Partly offset by an after tax increase in the continuing businesses credit impairment charge (1.6%), run-off of non-continuing businesses (1.2%) and dilution from an increase in the weighted average number of shares (0.5%).

Dividends

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
				%	%
Dividend per ordinary share (cents)
Interim (fully franked)	62	n/a	56	n/a	11%
Final (fully franked)	n/a	69	n/a	n/a	n/a

Ordinary share dividend payout ratio (%)	54.9%	68.0%	56.9%
Profit after tax ($M)	2,102	1,877	1,811	12%	16%
Non-core items(1)($M)	(166)	(21)	(80)	large	large
Cash(1) profit ($M)(2)	1,936	1,856	1,731	4%	12%
Dividend payout ratio of cash(1) profit (%)	59.6%	68.8%	59.6%

(1)       Refer footnotes 1 to 3 on page 2

(2)       Refer page 13 for a reconciliation of cash profit to net profit.  Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

The Directors propose that an interim dividend of 62 cents be paid on each eligible ordinary share, up 6 cents (11%) on the 2006 interim dividend and broadly in line with the growth in Cash EPS (adjusted for non-core items).  The proposed interim dividend will be fully franked for Australian tax purposes.

The Group has a dividend reinvestment plan (DRP) and a bonus option plan (BOP).  Recent changes to the terms and conditions of the DRP and BOP, notified to shareholders, removed the participating cap in respect of both plans and allowed ANZ the discretion to either issue new shares or purchase existing shares in order to satisfy its obligation to provide shares under the DRP; shares provided under the BOP will continue to be satisfied through the issue of new shares.  In respect of the 2007 interim dividend, ANZ intends to provide shares under the DRP through the issue of new shares.  Election notices from shareholders wanting to commence participation in the DRP or BOP for the 2007 interim dividend or to vary their current participation election, must be completed and returned to ANZ’s Share Registrar by 5.00 pm (Melbourne time) on the record date, namely 18 May 2007.  It is proposed that the interim dividend will be paid on 2 July 2007.  Subject to receiving effective contrary instructions from the shareholder, dividends payable to shareholders with a registered address in Great Britain (including the Channel Islands and the Isle of Man) or New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate at the close of business on 30 May 2007 for value on the payment date.

The Group expects current timing differences will generate future Australian franking credits and therefore the Group expects it will be able to maintain full franking for the foreseeable future.

EVATM Reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the half year ended 31 March 2007 at $1,119 million, an increase of $106 million on the March 2006 half and $50 million on the September 2006 half.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
EVATM
Profit after tax	2,102	1,877	1,811	12%	16%
Non-core items(1)	(166)	(21)	(80)	large	large
Cash Profit(2)	1,936	1,856	1,731	4%	12%
Credit cost adjustment	(103)	(120)	(74)	-14%	39%
Economic profit	1,833	1,736	1,657	6%	11%
Imputation credits	378	351	313	8%	21%
Adjusted economic profit	2,211	2,087	1,970	6%	12%
Cost of ordinary capital	(1,075)	(1,003)	(945)	7%	14%
Cost of preference share capital	(17)	(15)	(12)	13%	42%
EVATM	1,119	1,069	1,013	5%	10%

(1)       Refer footnotes 1 to 3 on page 2

(2)       Refer page 13 for a reconciliation of cash profit to net profit.  Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

EVATM is a measure of risk adjusted accounting profit used for evaluating business unit performance and is a factor in determining the variable component of remuneration packages.  It is based on net profit after tax, adjusted for non-core items, credit costs, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.  The credit cost adjustment replaces the credit impairment charge with expected losses after tax at the rate applicable in the relevant geography.  At ANZ, economic capital is equity allocated according to a business unit’s inherent risk profile.  It is allocated for several categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk deferred acquisition costs risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

Market Risk

Below are aggregate Value at Risk (VaR) exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres.  Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

		High for	Low for	Ave for		High for	Low for	Ave for
	As at	period	period	period	As at	period	period	period
	Mar 07	Mar 07	Mar 07	Mar 07	Sep 06	Sep 06	Sep 06	Sep 06
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.5	1.3	0.2	0.6	0.5	1.6	0.3	0.7
Interest rate	3.2	4.9	1.3	2.3	1.7	3.2	0.8	1.8
Credit Spread	1.6	1.7	0.7	1.1	1.1	1.7	0.7	1.1
Diversification benefit	(1.9)	n/a	n/a	(1.5)	(1.4)	n/a	n/a	(1.5)
Total VaR	3.4	4.4	1.4	2.5	1.9	3.6	0.9	2.1

99% confidence level 1 day holding period

		High for	Low for	Ave for		High for	Low for	Ave for
	As at	period	period	period	As at	period	period	period
	Mar 07	Mar 07	Mar 07	Mar 07	Sep 06	Sep 06	Sep 06	Sep 06
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	0.7	1.7	0.3	0.7	0.7	2.0	0.3	0.8
Interest rate	3.6	6.2	1.7	3.1	2.0	4.4	1.3	2.4
Credit Spread	2.8	2.9	1.1	2.1	2.8	3.6	1.1	2.3
Diversification benefit	(2.3)	n/a	n/a	(2.5)	(2.9)	n/a	n/a	(2.6)
Total VaR	4.8	6.7	1.7	3.4	2.6	4.9	1.2	2.9

Revenue related hedges

The Group has used derivative instruments to hedge against the adverse impact on future offshore revenue streams from exchange rate movements.  Movements in average exchange rates, net of associated revenue hedges, resulted in a decrease of $21 million in the Group’s profit after tax for March 2007 half when comparing to the March 2006 half (Sep 2006 half: decrease $15 million).  This included the impact on earnings (cash basis) from associated revenue hedges, which increased by $2 million (before tax) from March 2006 half (Sep 2006 half: decrease $50 million).  Hedge revenue is booked in the Group Centre.

From 1 October 2006, new AIFRS rules do not permit economic hedging of offshore revenue streams to be accounted for in the same manner as that permitted under first year AIFRS transitional rules or AGAAP.  As a consequence, from 1 October 2006 revenue hedges of the Group’s offshore revenue streams are marked to market through the income statement.  In addition, AIFRS requires that realised and unrealised positions on revenue hedges at 1 October 2006 be taken directly to retained earnings.  This resulted in a realised gain of $141 million being transferred to retained earnings at 1 October 2006.

The most significant offshore revenue stream is derived from the New Zealand geography (refer page 56) and the debt component of New Zealand Dollar intra-group funding of this business, which amounted to NZD1.77 billion at 31 March 2007.  Details of revenue hedges are set out below.

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	$M	$M	$M
NZD Economic hedges
Net open NZD position (notional principal)	869	—	2,486
Amount taken to income (pre tax)	(6)	49	(3)
Amount taken to income (pre tax cash basis)	(1)	49	(3)

At 30 September 2006 the Group had NZD1.55 billion of capital hedges with the accumulated unrealised losses of approximately $23 million (net of tax) which had been taken to the Foreign Currency Translation Reserve.  During the March 2007 half, these capital hedges were no longer designated as capital hedges and were marked to market through the income statement as a partial economic hedge of the expected 2007 NZD earnings.  In the March 2007 half:

•            NZD780 million of economic hedges were matured and a realised loss of $1.4 million (pre-tax) was booked to the income statement.

•            NZD220 million of economic hedges for 2008 were taken out at a spot rate of approximately NZD1.12/AUD.

•            An unrealised loss of $4.6 million (pre-tax) on the outstanding NZD1.0 billion of economic hedges was booked to the income statement as a non-core item as these are viewed by management as hedges of NZ revenue in the second half of 2007 and 2008.

Approximately 90% of the anticipated September 2007 half NZD revenue streams (including inter-group funding) have been hedged at an effective all-in rate of NZD1.145/AUD.

Balance Sheet

Total assets increased by $29.5 billion (9%) since 31 March 2006 to $351.7 billion.  Exchange rate movements accounted for a net increase of $1.1 billion, consisting of an increase of $2.8 billion in New Zealand partly offset by a reduction of $1.7 billion in Overseas Markets.  Excluding the impact of exchange rate movements, total assets increased $21.7 billion (10%) in Australia, $5.1 billion (6%) in New Zealand and $1.6 billion (8%) in Overseas Markets.

The explanations in the table below describe movements in the major asset classes.

Liquid assets ñ11%  (Excl Exchange Rates ñ13%)

Liquid assets increased by $1.6 billion to $15.4 billion at 31 March 2007.  Australia increased $2.2 billion from customer-related repurchase agreement activity in Institutional offset by lower holdings of liquid assets in Group Treasury.  New Zealand increased $0.8 billion primarily from higher liquidity.  Overseas Markets decreased by $1.4 billion due to a switch from bank certificates of deposits to available for sale assets in the United Kingdom and the United States.

Due from other financial institutions ò23%  (Excl Exchange Rates ò21%)

Due from other financial institutions decreased by $1.9 billion to $6.4 billion at 31 March 2007 due mainly to a reduction in interbank lending volumes in New Zealand and America.

Trading securities ñ64%  (Excl Exchange Rates ñ63%)

Trading securities volumes increased $5.5 billion to $14.3 billion at 31 March 2007 primarily in Institutional in Australia reflecting a strategic decision to increase participation in the Debt Capital Markets to support customer issuance and investment needs.

Derivatives ñ7%  (Excl Exchange Rates ñ7%)

Derivative assets increased $0.8 billion to $12.3 billion at 31 March 2007 driven principally by the significant appreciation of the AUD against all major currencies throughout the half together with increased trading activities.

Available-for-sale assets ò26%  (Excl Exchange Rates ò25%)

Available-for-sale asset volumes decreased $3.5 billion to $9.8 billion at 31 March 2007 due to the de-consolidation of two Special Purpose Vehicles at September 2006 and the sale/closure of customer facilities within Debt Products Group, Institutional.

Net loans and advances ñ11%  (Excl Exchange Rates ñ10%)

Net loans and advances increased $25.8 billion to $267.8 billion at 31 March 2007.  Excluding the impact of exchange rate movement, the increase was $24.2 billion (10%).

Growth in Australia was $16.8 billion or 10%:

•            Personal ($12.6 billion or 10%) with $10.1 billion as a result of growth in housing loans from Mortgages.  Consumer Finance increased $0.9 billion, reflecting the success of the Low Rate MasterCard product.

•            Institutional Australia ($4.2 billion or 10%) largely in Debt Products Group, with growth of $2.8 billion driven by increased demand for funding of mergers and acquisition activity.  Business Banking increased $1.3 billion (10%).

New Zealand grew by $9.1 billion (14%).  After excluding the impact of exchange rates, growth was $6.9 billion, or 11%, with increases in ANZ Retail Banking ($2.2 billion or 15%), The National Bank Retail ($2.5 billion or 11%), Corporate & Commercial Banking NZ ($1.7 billion or 17%), and Rural Banking ($1.4 billion or 13%) offset by a decrease in NZ Institutional (0.7 billion or 10%).

Overseas Markets decreased by $0.1 billion (-2%).  After excluding the impact of exchange rates, growth was $0.5 billion (6%) primarily from an increase in Asia of $0.3 billion and an increase in Pacific of $0.3 billion.

Total liabilities increased by $27.4 billion (9%) from 31 March 2006.  Exchange rate movements accounted for a net decrease of $0.4 billion consisting of a $2.3 billion increase in New Zealand offset by a reduction of $2.7 billion in Overseas Markets.

The explanations in the table below describe movements in the major liability classes.

Due to other financial institutions ñ11%  (Excl Exchange Rates ñ14%)

Due to other financial institutions increased by $1.5 billion to $14.9 billion at 31 March 2007.  Volumes in Australia increased $2.6 billion principally in the Markets business in Institutional with increased interbank repurchase agreement activity partly offset by decreases in New Zealand and International Markets.

Deposits and other borrowings ñ7%  (Excl Exchange Rates ñ7%)

Deposits and other borrowings increased $13.7 billion to $210.6 billion at March 2007.  Excluding the impact of exchange rate movement, the increase was $14.2 billion (7%).

Australia increased $16.9 billion (14%) largely as a result of increases in the following businesses:

•            Institutional increased $8.3 billion (21%) with increased deposits in Working Capital ($8.0 billion) following the Collateralised Loan Obligation issuance in September 2006 and growth in current accounts, Business Banking ($1.5 billion) and Markets ($1.2 billion) partly offset by a reduction in Corporate & Structured Financing ($2.3 billion).

•            Personal increased $5.6 billion (10%) due mainly to the growth in cash management account products and term deposit balances in Banking Products ($4.6 billion), Regional, Rural and Small Business Banking ($0.9 billion) and Mortgages ($0.5 billion), partly offset by a reduction in deposits in Esanda ($0.5 billion).

•            Treasury increased $3.0 billion largely due to an increased requirement for short term domestic funding.

New Zealand increased $4.5 billion (9%).  After excluding the impact of exchange rates, growth was $2.7 billion (5%) with increases largely in ANZ Retail Banking ($1.1 billion), The National Bank Retail ($1.2 billion), Institutional ($1.7 billion) and Private Banking ($0.5 billion), offset by a reduction in Treasury ($2.1 billion).

Overseas Markets decreased by $7.7 billion (-31%).  After excluding the impact of exchange rates, the decline was $5.5 billion
( - 24%), largely due to decreased certificates of deposits in Europe and North America ($8.0 billion), partially offset by an increase in Asia ($2.1 billion) and Pacific ($0.5 billion).

Derivatives ñ35%  (Excl Exchange Rates ñ35%)

Derivative liabilities increased $3.5 billion to $13.6 billion at 31 March 2007.  The increase is driven by the significant appreciation of the AUD against all major currencies throughout the half together with increased trading activities.

Payables and other liabilities ñ5%  (Excl Exchange Rates ñ6%)

Payables and other liabilities increased $0.5 billion to $10.2 billion at 31 March 2007 primarily due to an increase in trade dated liabilities in Treasury.

Bonds and Notes ñ15%  (Excl Exchange Rates ñ15%)

Bonds and notes increased $7.3 billion to $54.2 billion at 31 March 2007.  Excluding exchange rate movements, bonds and notes increased by $5.1 billion (14%) in Australia and $1.8 billion (20%) in New Zealand in response to increased term funding requirements.

Loan Capital ñ6%  (Excl Exchange Rates ñ6%)

Loan capital increased $0.7 billion to $11.8 billion at 31 March 2007 in response to term funding requirements.

Capital Management

	As at	As at	As at
	Mar 07	Sep 06	Mar 06
Tier 1	6.7%	6.8%	6.8%
Tier 2	4.3%	4.2%	4.0%
Deductions	(0.7)%	(0.4)%	(0.4)%
Total	10.3%	10.6%	10.4%
ACE	4.7%	5.0%	5.0%
Transitional Tier 1 Capital Relief	(0.3)%	(0.3)%	0%
Adjusted ACE	4.4%	4.7%	5.0%
Target ACE	4.0%-4.75%	4.0%-4.75%	4.5%-5.0%
RWA $m	250,485	240,219	230,653

ACE Ratio

The ACE ratio at 4.4% remains within the Group’s targeted capital range of 4.00% to 4.75%.  During the half, the ACE ratio declined 26 basis points principally due to:

•            net profit, excluding non-core items and after preference share dividends, of $1.9 billion (+80 basis points);

•            ordinary share dividend commitments, net of expected reinvestment through the BOP and DRP Plans, of $1.0 billion
(-43 basis points);

•            increase in risk weighted assets, excluding the impact of exchange rate movements and sale of Esanda Fleetpartners
(-24 basis points);

•            increase in investment/profit retention in funds management businesses, associates and commercial operations (-8 basis points);

•            business investments and disposal (-50 basis points) including deductions for contingent offers and commitments as required by APRA to purchase interests in AMMB Holdings Berhad  (-35 basis points), Shanghai Rural Commercial Bank (-13 basis points), ETRADE Australia Limited (-9 basis points) and smaller Asian and Pacific banks (-2 basis points) offset by the disposal of Esanda Fleetpartners (+9 basis points);

•            policy and regulatory changes (+19 basis points) including first time accrual of the BOP and DRP Plans (+5 basis points); AIFRS (AASB 2005-1) requirement to recognise in retained earnings at 1 October 2006 a $141 million unbooked gain on New Zealand revenue hedges (+6 basis points), refer note 1(i) page 68; netting of New Zealand deferred tax assets against deferred tax liabilities following our obtaining the verification letters required under the prudential standards (+8 basis points); and

•            other items net to zero and include the impact of exchange rate movements; movement in capitalised expenses, deferred fee income, capitalised software, other non-core items and share issuances to staff and option conversions.

Prudential issues - APRA changes to prudential standards covering AIFRS impacts and Tier 1 hybrid capital

APRA changes to prudential standards, APS 110: ‘Capital Adequacy’ and APS 111: ‘Capital Adequacy: Measurement of Capital’ became effective on 1 July 2006.  Transitional rules mean that some changes are not fully effective until January 2008 and potentially January 2010.

AIFRS and capital deductions

Changes to the prudential standards impacted the Group’s capital base in the following ways:

•            The Group’s Tier 1 capital base was reduced by $716 million at 1 July 2006 due to new or higher deductions for such items as capitalised software, net deferred tax assets, hedge accounting ineffectiveness and defined pension plan deficits, offset by a small release in the collective provision for loan losses.  APRA now requires verification letters from the Group’s auditors and tax advisors before netting of deferred tax assets and liabilities is permitted in individual offshore jurisdictions and as such ANZ has taken a Tier 1 deduction for net deferred tax assets from July 2006.  ANZ has subsequently obtained the requisite verification letter for ANZ Holdings (New Zealand) Limited and now nets deferred tax assets and liabilities for New Zealand.

•            The Group’s upper Tier 2 capital base was reduced by $17 million at 1 July 2006 due to the release of the collective provision for loan losses, offset by an allowance for the recognition of post acquisition earnings and movement in reserves for associates.

•            APRA introduced transitional rules to January 2008, whereby the Group can add back to its capital base the adverse impact of adopting the new prudential standards on 1 July 2006.  The Group has taken Tier 1 and Upper Tier 2 transitional relief of $716 million and $17 million respectively.  These amounts are fixed for the period to January 2008.

Hybrid Capital and Tier 1 Capital

The Group raises hybrid capital to further strengthen the Group’s capital base and ensure compliance with APRAs prudential capital requirements.

There was no issuance of new hybrid capital during the half and, as at 31 March 2007, the Group had three Innovative hybrid Tier 1 capital instruments outstanding.

At 31 March 2007, ANZ has an Innovative hybrid usage rate of 19.2% (nil for Non-innovative), which is above the limit applicable from 1 January 2008 and as such expects to apply for the transitional relief contemplated in the prudential standard.

Innovative Hybrid Capital details

	ANZ StEPS	US Stapled Trust Security	Euro Hybrid
Amount (in issue currency)	$1,000 million	USD1,100 million	€500 million
Accounting classification	Debt (post AIFRS)	Debt	Equity
Regulatory (APRA) classification	Tier 1	Tier 1	Tier 1
March 2007 balance (A$)	$1,000 million	$1,362 million	$871 million
Interest rate	BBSW +1.00%	Tranche 1 (US$350m) Coupon: 4.48%	Euribor +0.66%
Tranche 2 (US$750m) Coupon: 5.36%

Deferred acquisition costs and deferred income

The Group recognises assets that represent deferred acquisition costs relating to the acquisition of interest earning assets, and liabilities that represent deferred income relating to income received in advance of services performed.

Deferred acquisition costs

At 31 March 2007 the Group’s assets included $575 million (Sep 2006: $569 million; Mar 2006: $549 million) in relation to costs incurred in acquiring interest earning assets.  During the half year, amortisation of $155 million (Sep 2006 half: $155 million; Mar 2006 half: $138 million) was recognised as an adjustment to the yield earned on interest earning assets.

Deferred income

At 31 March 2007, the Group had deferred income of $370 million (Sep 2006: $406 million; Mar 2006: $426 million) in relation to income received in advance.  At 31 March 2007, this includes $4 million (Sep 2006: $3 million; Mar 2006: $5 million) deferred service type fees.  These fees are deferred and will be amortised over the period of service under AASB 118: ‘Revenue’.

At 31 March 2007, fee income of $314 million (Sep 2006: $343 million; Mar 2006: $364 million) that is integral to the yield of an originated financial instrument, net of any direct incremental costs, has been capitalised.  This income is deferred and recognised as net interest income over the expected life of the financial instrument under AASB 139: ‘Financial Instruments: Recognition and Measurement’.  At 31 March 2007, the Group’s liabilities included other deferred income of $52 million
(Sep 2006: $60 million; Mar 2006: $57 million).

The balances of deferred acquisition costs and deferred income at period end were:

	Deferred Acquisition Costs(1)			Deferred Income
	Mar 07	Sep 06	Mar 06	Mar 07	Sep 06	Mar 06
	$M	$M	$M	$M	$M	$M
Personal(2)	444	440	447	138	149	143
Institutional	12	21	10	189	212	240
New Zealand Businesses	95	80	67	42	42	39
Other(3)	24	28	25	1	3	4
Total	575	569	549	370	406	426

(1)       Deferred acquisition costs largely include the amounts of brokerage capitalised and amortised in the Business segments: Personal and New Zealand Businesses.  Deferred acquisition costs also include capitalised debt raising expenses

(2)       Includes deferred acquisition costs of $292 million for Esanda (Sep 2006: $289 million; Mar 2006: $294 million) and deferred income of $49 million for Esanda (Sep 2006: $50 million; Mar 2006: $52 million)

(3)       Includes Group Centre and Partnerships & Private Bank

Deferred acquisition costs analysis:

	March 2007		September 2006
	Amortisation	Capitalised	Amortisation	Capitalised
	Costs	Costs(1)	Costs	Costs(1)
	$M	$M	$M	$M
Personal(2)	130	134	137	131
Institutional(3)	3	(6)	—	12
New Zealand Businesses	18	33	18	26
Other(4)	4	—	—	1
Total	155	161	155	170

(1)       Costs capitalised during the year exclude brokerage trailer commissions paid

(2)       Comprises amortised costs of $91 million for Esanda (Sep 2006: $88 million) and capitalised costs of $94 million for Esanda (Sep 2006: $94 million)

(3)       Includes reversal of break costs on Stadium acquisition

(4)       Includes Group Centre and Partnerships & Private Bank

Software capitalisation

At 31 March 2007, the Group’s intangibles included $425 million in relation to costs incurred in acquiring and developing software.  Details are set out in the table below:

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Balance at start of period	397	390	386	2%	3%
Software capitalised during the period	90	75	62	20%	45%
Amortisation during the period	(58)	(57)	(57)	2%	2%
Software written-off	(4)	(9)	(1)	-56%	large
Other	—	(2)	—	-100%	n/a
Total software capitalisation	425	397	390	7%	9%

BUSINESS PERFORMANCE REVIEW

Income Statement (including effect of movements in foreign currencies)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit after income tax
Personal	709	654	583	8%	22%
Institutional	750	701	678	7%	11%
New Zealand Businesses	351	339	337	4%	4%
Partnerships & Private Bank	103	91	79	13%	30%
Non-continuing businesses	—	22	31	-100%	-100%
Group Centre	23	49	23	-53%	0%
Cash profit	1,936	1,856	1,731	4%	12%
Non-core items(1)	166	21	80	large	large
Profit(3)	2,102	1,877	1,811	12%	16%

Income Statement (prior period figures adjusted to remove the impact of exchange rate movements(2))

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit after income tax
Personal	709	654	582	8%	22%
Institutional	750	705	670	6%	12%
New Zealand Businesses	351	355	324	-1%	8%
Partnerships & Private Bank	103	91	79	13%	30%
Non-continuing businesses	—	22	31	-100%	-100%
Group Centre	23	14	23	64%	0%
Cash profit(3)	1,936	1,841	1,709	5%	13%
Non-core items(1)	166	21	81	large	large
Profit	2,102	1,862	1,790	13%	17%
FX impact on reported profit(2)	—	15	21	-100%	-100%
Reported profit	2,102	1,877	1,811	12%	16%

The Group from time to time modifies the organisation of its businesses to facilitate delivery of the strategic agenda.  Prior period numbers are adjusted for such changes to allow comparability.  Changes since 30 September 2006 have been:

•            Institutional:  Within the Institutional division there have been a number of changes impacting all units including a review of customer segmentation between businesses.  Business Banking now includes certain customers that were previously reported in Corporate Banking.  Corporate Banking moved to a “product neutral model” with lending and deposit products booked in Working Capital, structured products reported in Corporate & Structured Financing and vanilla hire purchase and leasing products booked in Esanda.  Costs for Corporate Banking are included in the Relationship & Infrastructure unit.  Markets includes the New Zealand interest rate risk management activities previously reported in New Zealand Businesses.  Debt & Transaction Services has been renamed Working Capital.

•            Personal:  Prior period results for Esanda Fleetpartners in Australia have been transferred to Non-continuing businesses.  In addition, the asset finance activities from Institutional have been added to the division.

•            New Zealand:  Prior period results for Esanda Fleetpartners have been transferred to Non-continuing businesses.  In addition, the interest rate risk management activities are now included in Institutional.

•            There were also a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

(1)       Refer to footnotes 1 to 3 on page 2

(2)       ANZ has removed the impact of exchange rate movements to provide readers with a better indication of the business unit performance in local currency terms.  Retranslation is net of revenue hedge earnings

(3)       Refer page 13 for a reconciliation of cash profit to net profit.  Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

Personal

Brian Hartzer

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	1,609	1,560	1,453	3%	11%
Other external operating income	664	630	534	5%	24%
Operating income	2,273	2,190	1,987	4%	14%
External operating expenses	(906)	(923)	(843)	-2%	7%
Net inter business unit expenses	(162)	(161)	(151)	1%	7%
Operating expenses	(1,068)	(1,084)	(994)	-1%	7%
Profit before credit impairment and income tax	1,205	1,106	993	9%	21%
Provision for credit impairment	(192)	(173)	(163)	11%	18%
Profit before income tax	1,013	933	830	9%	22%
Income tax expense and minority interest	(304)	(279)	(247)	9%	23%
Profit	709	654	583	8%	22%

Consisting of:
Mortgages	191	190	178	1%	7%
Banking Products	182	168	149	8%	22%
Consumer Finance	146	132	105	11%	39%
Regional, Rural and Small Business Banking(1)	81	79	73	3%	11%
Esanda	61	51	45	20%	36%
Pacific	36	35	30	3%	20%
Investment and Insurance Products	22	18	15	22%	47%
Other(2)	(10)	(19)	(12)	-47%	-17%
	709	654	583	8%	22%

Balance Sheet
Net loans & advances including acceptances	140,226	133,652	126,776	5%	11%
Other external assets	3,631	3,289	3,030	10%	20%
External assets	143,857	136,941	129,806	5%	11%

Customer funding	63,823	60,003	56,529	6%	13%
Wholesale funding	3,925	4,974	5,289	-21%	-26%
Deposits and other borrowings	67,748	64,977	61,818	4%	10%
Other external liabilities	2,632	2,431	2,154	8%	22%
External liabilities	70,380	67,408	63,972	4%	10%
Risk Weighted Assets	84,717	80,650	76,552	5%	11%
Average net loans & advances including acceptances	136,671	129,997	122,390	5%	12%
Average deposits and other borrowings	66,539	63,038	60,103	6%	11%

Ratios
Net interest margin	2.33%	2.35%	2.35%
Return on assets	1.01%	0.98%	0.93%
Return on risk weighted assets	1.72%	1.67%	1.57%
Operating expenses to operating income	47.0%	49.5%	50.0%
Operating expenses to average assets	1.53%	1.62%	1.59%
Individual provision (charge)/credit	(159)	(146)	(110)	9%	45%
Individual provision (charge)/credit as a % of average net advances	(0.23)%	(0.22)%	(0.18)%
Collective provision (charge)/credit	(33)	(27)	(53)	22%	-38%
Collective provision (charge)/credit as a % of average net advances	(0.05)%	(0.04)%	(0.09)%
Net non-performing loans	81	61	55	33%	47%
Net non-performing loans as a % of net advances	0.06%	0.05%	0.04%
Total employees	13,389	12,932	12,385	4%	8%

(1)       Comprises Regional & Rural Banking and Small Business Banking

(2)       Other includes the branch network, whose costs are fully recovered from product business units and marketing and support costs

March 2007 half year compared to March 2006 half year

Overall profit after tax increased 22% reflecting income performance from lending and customer deposit growth (11% and 13% respectively), and the benefits from ongoing investment in the business.

Operating income was up 14% driven by volumes, partly from our expanded footprint across all businesses.  Operating expenses increased 7% due to additional frontline staff to service higher business volumes, more branches and ATMs demonstrating our continued investment in our More Convenient Banking customer proposition.

Key factors driving the result included:

•            Net interest income increased 11% with balance sheet growth partly offset by margin decline of 2 basis points.  Banking Products grew 16% with deposits up 13% and Consumer Finance grew by 11% with lending growth of 13% offset by a reduction in margins due to higher growth in lower margin products.  Mortgages grew 6% with lending growth of 10% offset by declining margins reflecting increased competition, increased sales of fixed rate products and higher funding costs.  Pacific grew 12% reflecting benefits from revenue initiatives.  Small Business Banking grew 24% reflecting our expanded sales force driving strong balance sheet growth (lending up 40% and deposits up 24%).  Regional & Rural Banking grew 10% and Esanda increased 6%.

•         Other operating income increased 24%.  There was a one-off benefit of $18 million in Consumer Finance from the sale of the remaining MasterCard shares from the initial public offer in May 2006, offset in part by a $9 million reduction compared with first half 2006 from debit interchange reform (mirrored by lower interchange expense).  Consumer Finance grew by 19% (excluding the MasterCard profit) due to increasing volumes and related growth in issuing and lending fees.  Mortgages grew other income 44%, benefiting from the full effect of fee alignments implemented last half, higher premium income from our mortgage insurance business and residual income from securitisation.  Banking Products grew other income by 23% as account numbers increased.  Esanda grew other operating income significantly as one-off charges in the first half 2006 were not repeated and the finance company was repositioned for profitable growth.  Investment and Insurance Products income was up by 23% as more planners generated higher sales volumes.  Pacific grew other income 19%.  Small Business Banking grew other income 10% while Regional & Rural Banking other income was up 8%.

•         Operating costs increased 7%.  Debit interchange reform reduced costs by $9 million.  Investment in the footprint continued with 24 extra branches since 31 March 2006, a further 344 ATMs and 1004 additional staff, mainly in customer-facing and transformation roles.

•         Credit costs increased 18% reflecting volume growth in unsecured lending and a slightly higher risk mix in the credit card portfolio with greater growth from low rate card products.

March 2007 half year compared to September 2006 half year

Profit after tax increased 8% over the previous half.  Income growth was driven by lending and customer deposit growth across the business (up 5% and 6% respectively) offset by margin compression of 2 basis points in the half.  Debit interchange reform (broadly neutral impact on earnings) saw both income and costs $9 million lower.  Investment in the retail footprint expanded with 9 more branches and 148 extra ATMs, as well as increasing our sales force.

Above system balance sheet growth drove strong earnings in Banking Products, while Mortgages, Consumer Finance, Regional & Rural Banking and Small Business Banking experienced slower system growth and declining margins from higher funding costs and competition impacts.  Investment and Insurance Products showed strong growth driven by our financial planning business while Esanda increased earnings 20% over the half.

Net interest income increased 3%.  Small Business Banking net interest income grew 14% as business expansion continued.  Banking Products net interest income grew 7% on deposit growth of 6%.  Margin pressure saw Mortgages net interest income flat as margin decline of 4 basis points offset lending growth of 5%.  Consumer Finance net interest income increased 2%, with lending growth of 7% mainly in lower margin products.  Net interest income in Regional & Rural Banking was up 3%, Esanda increased 2% and Pacific grew 1%.

Other operating income increased 5%.  The prior half included $9 million higher debit interchange income.  Mortgages other income was up 11% as mortgage insurance earnings and residual securitisation income rose, Banking Products other income grew 7%.  Consumer Finance other income growth is seasonally lower in the March half as more annual fees are charged in the second half and the sale of MasterCard shares this half generated $18 million in income compared to $9 million last half.  Investment & Insurance Products income was up 7%, while Esanda and Pacific grew by 14% and 13%.  Small Business Banking other income was flat and Regional & Rural Banking other income fell 3%.

Operating costs decreased 1% following the high growth in the September 2006 half.  Main drivers included: debit interchange reform ($9 million), lower marketing and software amortisation and savings in consulting spend, travel, restructure costs and card expenses.

Credit costs increased 11% reflecting write-offs from growth in credit card and personal loan balances.

Personal division by business unit

	Comparison to March 2006
	March 2007					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Mortgages	530	246	284	11	191	9%	8%	10%	83%	7%
Banking Products	527	260	267	7	182	17%	10%	25%	n/a	22%
Consumer Finance	553	216	337	128	146	19%	5%	30%	17%	39%
Regional & Rural Banking	148	70	78	4	51	10%	11%	8%	100%	4%
Small Business Banking	98	51	47	5	30	20%	19%	21%	25%	25%
Esanda	198	75	123	36	61	11%	6%	15%	-16%	36%
Pacific	117	65	52	2	36	15%	7%	27%	large	20%
Investment and
Insurance Products	100	71	29	(1)	22	23%	20%	32%	n/a	47%
Other(3)	2	14	(12)	—	(10)	-80%	-52%	-37%	n/a	-17%
Personal Division	2,273	1,068	1,205	192	709	14%	7%	21%	18%	22%

	Comparison to September 2006
	March 2007					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Mortgages	530	246	284	11	191	1%	0%	2%	22%	1%
Banking Products	527	260	267	7	182	7%	5%	9%	17%	8%
Consumer Finance	553	216	337	128	146	5%	-6%	13%	15%	11%
Regional & Rural Banking	148	70	78	4	51	2%	-1%	5%	100%	0%
Small Business Banking	98	51	47	5	30	10%	13%	7%	67%	7%
Esanda	198	75	123	36	61	3%	-1%	6%	-12%	20%
Pacific	117	65	52	2	36	5%	5%	6%	100%	3%
Investment and
Insurance Products	100	71	29	(1)	22	8%	4%	16%	n/a	22%
Other(3)	2	14	(12)	—	(10)	-85%	-64%	-54%	n/a	-47%
Personal Division	2,273	1,068	1,205	192	709	4%	-1%	9%	11%	8%

(1)       PBP (profit before provision) is profit before credit impairment and income tax

(2)       Credit impairment expense

(3)       Other includes the branch network, whose costs are fully recovered from product business units and marketing & support costs

Institutional (Continuing)

Steve Target

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	1,016	1,059	993	-4%	2%
Other external operating income	725	601	662	21%	10%
Operating income	1,741	1,660	1,655	5%	5%
External operating expenses	(535)	(523)	(493)	2%	9%
Net inter business unit expenses	(142)	(136)	(141)	4%	1%
Operating expenses	(677)	(659)	(634)	3%	7%
Profit before credit impairment and income tax	1,064	1,001	1,021	6%	4%
Provision for credit impairment	6	(8)	(50)	large	large
Profit before income tax	1,070	993	971	8%	10%
Income tax expense and minority interest	(320)	(292)	(293)	10%	9%
Profit	750	701	678	7%	11%

Consisting of:
Working Capital(1)	442	394	374	12%	18%
Markets(2)	156	137	149	14%	5%
Business Banking	121	131	128	-8%	-5%
Corporate & Structured Financing	100	111	95	-10%	5%
Relationships and Infrastructure(3)	(69)	(72)	(68)	-4%	1%
	750	701	678	7%	11%

Balance Sheet
Net loans & advances including acceptances	73,308	71,436	69,474	3%	6%
Other external assets	59,156	48,328	54,830	22%	8%
External assets	132,464	119,764	124,304	11%	7%

Customer funding	67,469	61,342	54,408	10%	24%
Wholesale funding	8,625	7,897	10,973	9%	-21%
Deposits and other borrowings	76,094	69,239	65,381	10%	16%
Other external liabilities	50,543	43,773	46,195	15%	9%
External liabilities	126,637	113,012	111,576	12%	13%
Risk Weighted Assets	108,438	105,279	104,395	3%	4%
Average net loans & advances including acceptances	73,710	71,445	67,894	3%	9%
Average deposits and other borrowings	73,769	69,156	64,867	7%	14%

Ratios
Net interest margin	1.76%	1.88%	1.87%
Return on assets	1.17%	1.10%	1.19%
Return on risk weighted assets	1.41%	1.31%	1.34%
Operating expenses to operating income	38.9%	39.7%	38.3%
Operating expenses to average assets	1.06%	1.04%	1.11%
Individual provision (charge)/credit	8	7	(56)	14%	large
Individual provision (charge)/credit as a % of average net advances	0.02%	0.02%	(0.17)%
Collective provision (charge)/credit	(2)	(15)	6	-87%	large
Collective provision (charge)/credit as a % of average net advances	(0.01)%	(0.04)%	0.02%
Net non-performing loans	229	266	279	-14%	-18%
Net non-performing loans as a % of net advances	0.31%	0.37%	0.40%
Total employees	5,686	5,395	5,127	5%	11%

(1)       Working Capital consists of the Debt Product Group and Trade & Transaction Services

(2)       Markets includes interest rate mismatch component of Treasury result.  NPAT for March 2007 was $9 million (Sep 2006 half: $3 million; Mar 2006 half: $8 million)

(3)       Relationships and Infrastructure includes Personal & Private Banking Asia, Institutional Banking, Financial Institutions and Corporate Banking.  The latter three relationship businesses hold management costs associated with Institutional customers, with associated revenue booked in the product businesses

March 2007 half year compared to March 2006 half year

Profit after tax grew by 11% on the performance in the March 2006 half.  Working Capital increased by 18% driven by a 31% increase in Debt Product Group, with the continued benign credit environment and large recoveries positively impacting the first half of 2007, offset by Trade & Transaction Services which fell 3%, although after allowing for the March 2006 release of revenue relating to prior years, profit growth was 11%.  Corporate & Structured Financing increased by 5%, with higher fees partly offset by increased provisions in the first half of 2007.  Markets profit after tax increased by 5%, from the first half of 2006 that was positively impacted by unusually strong trading income in New Zealand.  Business Banking had 6% income growth, offset by 6% expense growth reflecting increasing costs of people and distribution points.  The investment in Relationship increased as the Division further developed its Financial Institution business and Personal & Private Banking in Asia.  The Division continues to maintain a low cost to income ratio, notwithstanding significant pressure on personnel costs in the investment banking market.

•            Margin decline continues to impact growth in net interest income, with declines of 32 basis points in Business Banking and 7 basis points in Debt Product Group.  Lending assets grew 6%, with growth of 4% in Debt Product Group reflecting a run-off of low margin assets and growth of 12% in Business Banking.  Customer deposits grew a pleasing 24%, with growth in cash management and transaction services and the benefits of new sites in International Payments.

•            The 10% growth in other operating income was mainly driven by non-lending fees and profit and loss on trading securities.  The growth in non-lending fees reflects strong performances within our advisory, private equity and structured finance portfolios.  Markets had strong growth in sales in Australia and Asia with the 2006 investment in frontline staff bringing increased deal volumes.

•            Operating expense growth in Markets reflects investment required in both frontline revenue generating staff, and modernising technology platforms.  Corporate & Structured Financing continues to invest in the alternative assets funds management business, Asia and debt capital markets.  Other discretionary costs were reduced.

•            Provisions for credit impairment decreased $56 million.  Individual provisions decreased with two large provisions in the March 2006 half and two large credits in the March 2007 half.  Collective provisions reduced $8 million with an improvement in credit quality offsetting volume growth.

March 2007 half year compared to September 2006 half year

Profit after tax increased by $49 million (7%) with revenue growth of 5% on the seasonally stronger September half, and reduced provision for credit impairment with two large credits during the half.  The balance sheet is being actively managed, with risk weighted assets growing by only 3% in the half.

Markets’ profit increased by 14%, with growth in sales revenue and favourable trading conditions in the Australian market.  Working Capital profit increased by 12% with a significant volume of debt recoveries during the half, deposit growth and increased activity in Asia partly offset by the impact of the drought in Australia and margin decline in the Debt Product Group.  Business Banking profit decreased by 8% with lending and deposit growth offset by margin contraction, investment in front-line staff and an increase in provision for credit losses in the half.  Profit in Corporate & Structured Financing, which traditionally has a weaker first half, reduced 10% with declining net interest income and increased individual provisions.

Net interest income reduced by 4% principally due to the funding of trading positions in Markets, competition and changes in business mix.  Corporate & Structured Financing reduced 4% driven largely by the impact of non-accrual status of two project finance loans and margin contraction within our capital solutions portfolio.  Markets net interest income reduced $34 million, with an increase in the funding cost of trading positions due to an increase in net unrealised gains and collateral deposits.  This reduction is more than offset in other operating income.

Other operating income increased 21%, with an $87 million increase in Markets (partly offset in net interest) resulting from increased revenue in the trading business, notably in Australia following rate increases, the credit business benefiting from tightening credit spreads and a number of large structured credit transactions.  Working Capital increased 15% with volume driven fee growth in Trade & Transaction Services, and increased foreign exchange revenue from new sites including Sydney Airport and CBD, and growth in Asia.  Corporate & Structured Financing increased 7% from the strong September half. Business Banking grew 7% due to higher volumes.

Our expense growth was constrained to 3%, and our cost to income ratio continues at a low 38.9%.

Provision for credit impairment decreased by $14 million.  This was driven by both a lower collective provision charge and higher new individual provisions and top ups were offset by large writebacks and recoveries.

Institutional division by business unit

	Comparison to March 2006
	March 2007					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Working Capital
- Debt Product Group	383	15	368	(68)	306	-1%	67%	-3%	large	31%
- Trade & Transaction Services	367	165	202	7	136	0%	2%	-2%	17%	-3%
Markets	397	156	241	17	156	13%	12%	13%	large	5%
Business Banking	332	131	201	28	121	6%	6%	6%	large	-5%
Corporate & Structured Financing	229	82	147	10	100	13%	15%	12%	large	5%
Relationships & Infrastructure(3)	33	128	(95)	—	(69)	0%	-2%	-2%	n/a	1%
Institutional	1,741	677	1,064	(6)	750	5%	7%	4%	large	11%

	Comparison to September 2006
	March 2007					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Working Capital
- Debt Product Group	383	15	368	(68)	306	3%	15%	2%	large	24%
- Trade & Transaction Services	367	165	202	7	136	3%	6%	2%	large	-8%
Markets	397	156	241	17	156	15%	4%	24%	n/a	14%
Business Banking	332	131	201	28	121	2%	5%	0%	large	-8%
Corporate & Structured Financing	229	82	147	10	100	1%	8%	-3%	large	-10%
Relationships & Infrastructure(3)	33	128	(95)	—	(69)	-6%	-8%	-9%	n/a	-4%
Institutional	1,741	677	1,064	(6)	750	5%	3%	6%	large	7%

(1) PBP (profit before provision) is profit before credit impairment and income tax

(2) Credit impairment expense

(3) Relationships & Infrastructure includes Personal & Private Banking Asia, Institutional Banking, Financial Institutions and Corporate Banking

New Zealand Businesses(1)

Graham Hodges

Table reflects NZD results for New Zealand Businesses

AUD results shown on page 42

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	NZD M	NZD M	NZD M	%	%

Net interest income	915	885	839	3%	9%
Other external operating income	286	281	268	2%	7%
Operating income	1,201	1,166	1,107	3%	8%
External operating expenses	(573)	(566)	(557)	1%	3%
Net inter business unit expenses	(5)	(4)	(1)	25%	large
Operating expenses	(578)	(570)	(558)	1%	4%
Profit before credit impairment and income tax	623	596	549	5%	13%
Provision for credit impairment	(37)	(2)	(4)	large	large
Profit before income tax	586	594	545	-1%	8%
Income tax expense and minority interest	(188)	(191)	(176)	-2%	7%
Profit (NZD)	398	403	369	-1%	8%

Consisting of:
The National Bank Retail	138	134	124	3%	11%
ANZ Retail	93	97	87	-4%	7%
Corporate & Commercial Banking	84	92	78	-9%	8%
Rural Banking	48	47	43	2%	12%
Private Banking & Retail Specialist Units(2)	21	20	22	5%	-5%
UDC	13	12	12	8%	8%
Central Support(3)	1	1	3	0%	-67%
New Zealand Businesses	398	403	369	-1%	8%

Balance Sheet
Net loans & advances including acceptances	75,419	70,949	66,614	6%	13%
Other external assets	1,867	2,331	1,712	-20%	9%
External assets	77,286	73,280	68,326	5%	13%

Customer funding	42,469	41,202	39,039	3%	9%
Wholesale funding	5,570	6,894	7,919	-19%	-30%
Deposits and other borrowings	48,039	48,096	46,958	0%	2%
Other external liabilities	13,961	12,468	10,561	12%	32%
External liabilities	62,000	60,564	57,519	2%	8%
Risk Weighted Assets	61,737	57,215	53,029	8%	16%
Average net loans & advances including acceptances	73,046	68,723	64,333	6%	14%
Average deposits and other borrowings	48,442	47,149	46,123	3%	5%

Ratios
Net interest margin	2.48%	2.55%	2.58%
Return on assets	1.06%	1.14%	1.12%
Return on risk weighted assets	1.36%	1.45%	1.45%
Operating expenses to operating income	48.1%	48.9%	50.4%
Operating expenses to average assets	1.55%	1.61%	1.70%
Individual provision (charge)/credit	(26)	(10)	(11)	large	large
Individual provision (charge)/credit as a % of average net advances	(0.07%)	(0.03%)	(0.03%)
Collective provision (charge)/credit	(11)	8	7	large	large
Collective provision (charge)/credit as a % of average net advances	(0.03%)	0.02%	0.02%
Net non-performing loans	62	60	91	3%	-32%
Net non-performing loans as a % of net advances	0.08%	0.08%	0.14%
Total employees	8,990	8,785	8,667	2%	4%

(1)  For a reconciliation of New Zealand Businesses results to the New Zealand Geographic results refer page 55

(2)  Private Banking & Retail Specialist Units include ING New Zealand joint venture

(3)  Central support includes Treasury funding and shared services

New Zealand commentary reflects NZD

March 2007 half year compared to March 2006 half year

Profit after tax increased 8% over the March 2006 half, with the result including a NZD22 million after tax increase in credit impairment expense.  Profit before credit impairment and income tax increased 13% with good contributions across all businesses.  Market share has been successfully defended in all sectors and we have further invested in the business.  Each business unit has placed additional focus on strengthening its customer proposition to enhance customer retention and attract new customers.  This is being recognised by our customers, with ANZ Retail Banking’s customer satisfaction at the highest level for many years, and The National Bank maintaining its already strong customer satisfaction levels.

Growth in profit before credit impairment expense and income tax was led by Corporate & Commercial (15%) and Rural (14%) from continued buoyant lending growth.  National Bank Retail growth was 16% and ANZ Retail growth was 13%, from strong lending and deposit growth with some reinvestment in the business.  UDC increased 11%, showing a good turn-around from last year’s disappointing result.

Key factors driving the result are as follows:

•            Net interest income increased 9%, driven by robust balance sheet growth, with lending volumes increasing 13% and customer deposits increasing 9%.  Lending growth was strongest in Corporate & Commercial (17%) and ANZ Retail (15%), with good growth also in Rural (13%) and National Bank Retail (11%), while UDC (1%) was impacted by repayments.  The growth in net interest income was moderated by a 10 basis point contraction in net interest margin, with all businesses apart from UDC impacted.  The main drivers of the lower margin were continued competitive pressure and unfavourable funding and product mix, partially offset by customer prepayment behaviour.

•            Other external operating income grew 7% and included NZD10 million revenue on sale of MasterCard shares for the Retail businesses.  National Bank Retail increased 8%, with growth across lending, cards and transactional fees.  Fee growth in the remaining businesses was constrained by the competitive conditions.

•            Operating expenses increased 4%, with the March 2006 half including costs of NZD10 million in relation to the Commerce Commission’s action on disclosure of optional issuer fees. Operating costs were higher due to annual increases in salaries, increased front line staff and investment in business initiatives, partly offset by control of discretionary expenditure.  The cost to income ratio reduced 230 basis points to 48.1%.

•            Provision for credit impairment increased NZD33 million from negligible levels in 2006.  The individual provision charge increased NZD15 million, mainly reflecting an exceptionally low charge on the business banking portfolio last year due to the timing of writebacks.  The collective provision charge increased NZD18 million, largely due to a credit following the reassessment of the retail portfolio risk profile in the December 2005 period.  The collective provision charge for March 2007 half was largely driven by lending growth, with minimal impact from changes to the risk profile across the portfolio.  Credit conditions remain benign, with net non-performing loans reducing 32%.

March 2007 half year compared to September 2006 half year

Profit after tax decreased 1% (NZD5 million) relative to the September 2006 half, impacted by a NZD23 million after tax increase in credit impairment expense.  Profit before credit impairment expense and income tax increased 5%, with sound contributions from most businesses.  The ANZ Retail result was somewhat lower due to the impact of the realignment of product and fee structures and the timing of initiatives to reposition the business in the first half.  The Rural result for the first half reflects the impact of seasonality on the balance sheet.  The current half includes revenue from the MasterCard shares sale (NZD10 million) while the September 2006 half included NZD5 million from the redemption of MasterCard shares.

Key influences on the result include the following:

•            Net interest income increased 3%, driven by robust balance sheet growth, with lending volumes increasing 6%.  Customer deposit volumes increased 3%, with growth particularly strong in ANZ Retail, reflecting the continued success of the Online Call account.  Net interest margin reduced 7 basis points driven by intense competition, the impact of increases in wholesale rates on lending spreads and unfavorable product mix.  This was partially offset by a favorable impact on deposit spreads from increases to wholesale rates and the impact of customer prepayment behaviour.

•            Other external operating income was flat after adjusting for the MasterCard income in the respective halves, with fee growth across the businesses constrained due to competitive conditions.

•            Operating expenses increased 1% with growth from annual salary rate rises and increased front line staff being partly offset by reduced discretionary spend.

•            Provision for credit impairment increased NZD35 million.  The individual provision charge remains at low levels despite increasing NZD16 million, reflecting the exceptionally low result in the September 2006 half, which benefited from a number of Corporate & Commercial and Business Banking recoveries.  The collective provision charge increased NZD19 million partially from a reduced benefit from scenario modeling in the March 2007 half.

New Zealand Businesses by business unit

	Comparison to March 2006
	March 2007 (NZD M)					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
The National Bank Retail	439	226	213	9	138	8%	2%	16%	large	11%
ANZ Retail	368	215	153	16	93	7%	3%	13%	large	7%
Corporate & Commercial Banking	199	64	135	9	84	12%	7%	15%	n/a	8%
Rural Banking	113	40	73	2	48	10%	3%	14%	n/a	12%
Private Banking & Retail Specialist Units	45	18	27	—	21	10%	20%	4%	n/a	-5%
UDC	36	16	20	1	13	0%	-11%	11%	0%	8%
Central Support	1	(1)	2	—	1	-50%	-67%	-60%	n/a	-67%
New Zealand Businesses	1,201	578	623	37	398	8%	4%	13%	large	8%

	Comparison to September 2006
	March 2007 (NZD M)					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
The National Bank Retail	439	226	213	9	138	3%	1%	5%	large	3%
ANZ Retail	368	215	153	16	93	3%	4%	2%	large	-4%
Corporate & Commercial Banking	199	64	135	9	84	5%	5%	5%	large	-9%
Rural Banking	113	40	73	2	48	1%	-2%	3%	n/a	2%
Private Banking & Retail Specialist Units	45	18	27	—	21	2%	0%	4%	-100%	5%
UDC	36	16	20	1	13	3%	-6%	11%	n/a	8%
Central Support	1	(1)	2	—	1	-75%	large	n/a	n/a	0%
New Zealand Businesses	1,201	578	623	37	398	3%	1%	5%	large	-1%

(1)  PBP (profit before provision) is profit before credit impairment and income tax

(2)  Credit impairment expense

ING New Zealand joint venture

In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII).  The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Limited and 51% owned by INGII.

For the March 2007 half, INGNZ contributed NZD10 million in equity accounted earnings, which was flat against the September 2006 half (NZD10 million).

Table reflects AUD results for New Zealand Businesses

NZD results shown on page 39

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%

Net interest income	805	740	768	9%	5%
Other external operating income	252	235	245	7%	3%
Operating income	1,057	975	1,013	8%	4%
External operating expenses	(504)	(471)	(510)	7%	-1%
Net inter business unit expenses	(5)	(4)	(1)	25%	large
Operating expenses	(509)	(475)	(511)	7%	-0%
Profit before credit impairment and income tax	548	500	502	10%	9%
Provision for credit impairment	(33)	(1)	(3)	large	large
Profit before income tax	515	499	499	3%	3%
Income tax expense and minority interest	(164)	(160)	(162)	3%	1%
Profit	351	339	337	4%	4%

Consisting of:
The National Bank Retail	122	112	114	9%	7%
ANZ Retail	82	81	80	1%	3%
Corporate & Commercial Banking	74	78	72	-5%	3%
Rural Banking	42	40	39	5%	8%
Private Banking & Retail Specialist Units(2)	19	17	18	12%	6%
UDC	11	10	11	10%	0%
Central Support(3)	1	1	3	0%	-67%
New Zealand Businesses	351	339	337	4%	4%

Balance Sheet
Net loans & advances including acceptances	66,672	61,937	56,935	8%	17%
Other external assets	1,650	2,035	1,463	-19%	13%
External assets	68,322	63,972	58,398	7%	17%

Customer funding	37,543	35,969	33,367	4%	13%
Wholesale funding	4,924	6,018	6,768	-18%	-27%
Deposits and other borrowings	42,467	41,987	40,135	1%	6%
Other external liabilities	12,342	10,884	9,027	13%	37%
External liabilities	54,809	52,871	49,162	4%	11%
Risk Weighted Assets	54,577	49,947	45,324	9%	20%
Average net loans & advances including acceptances	64,307	57,486	58,907	12%	9%
Average deposits and other borrowings	42,646	39,359	42,233	8%	1%

Ratios
Net interest margin	2.48%	2.55%	2.58%
Return on assets	1.06%	1.14%	1.12%
Return on risk weighted assets	1.36%	1.45%	1.45%
Operating expenses to operating income	48.1%	48.9%	50.4%
Operating expenses to average assets	1.55%	1.61%	1.70%
Individual provision (charge)/credit	(23)	(8)	(10)	large	large
Individual provision (charge)/credit as a % of average net advances	(0.07%)	(0.03%)	(0.03%)
Collective provision (charge)/credit	(10)	7	7	large	large
Collective provision (charge)/credit as a % of average net advances	(0.03%)	0.02%	0.02%
Net non-performing loans	55	53	78	4%	-29%
Net non-performing loans as a % of net advances	0.08%	0.08%	0.14%
Total employees	8,990	8,785	8,667	2%	4%

(1)  For a reconciliation of New Zealand Businesses results to the New Zealand Geographic results refer page 55

(2)  Private Banking & Retail Specialist Units include ING New Zealand joint venture

(3)  Central support includes Treasury funding and shared services

Partnerships & Private Bank

Bob Edgar

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	46	39	34	18%	35%
Other external operating income	121	103	87	17%	39%
Operating income	167	142	121	18%	38%
External operating expenses	(52)	(44)	(42)	18%	24%
Net inter business unit expenses	10	13	11	-23%	-9%
Operating expenses	(42)	(31)	(31)	35%	35%
Profit before credit impairment and income tax	125	111	90	13%	39%
Provision for credit impairment	(19)	(15)	(9)	27%	large
Profit before income tax	106	96	81	10%	31%
Income tax expense and minority interest	(3)	(5)	(2)	-40%	50%
Profit	103	91	79	13%	30%

Consisting of:
INGA	75	64	58	17%	29%
International Partnerships(1)	22	18	14	22%	57%
Other(2)	6	9	7	-33%	-14%
	103	91	79	13%	30%
Total employees	764	635	533	20%	43%

(1)  PT Panin, Metrobank Card Corporation and Bank of Tianjin are equity accounted.  Indonesia Cards and ANZ Royal are controlled entities

(2)  Other comprises ANZ Private Bank and Support Units

March 2007 half year compared to March 2006 half year

Profit after tax increased 30%.  INGA earnings were up 29% ($17 million) supported by double-digit funds management and risk income growth from higher funds under management, strong investment markets and growth in premium income.  Earnings from the new partnership investments of Bank of Tianjin (formerly Tianjin City Commercial Bank) and Sacombank together with higher revenue from ANZ Royal and continued solid results from Metrobank Card Corporation (MCC) and Panin were the other key drivers of the strong result.  These uplifts were partly offset by the impact of increased provisioning in the Indonesia Cards business.  Significant influences on the result were:

•             Net interest income increased 35% primarily due to volume growth and lower funding costs in Indonesia Cards and both asset and deposit growth in Cambodia.  ANZ Private Bank net interest income increased 22% driven by an increase of 19% in funds under management.

•             Other operating income increased 39% due to increased INGA equity accounted income reflecting both higher core operating profit (25%) and capital investment earnings (50%) benefiting from underlying market strength, earnings from existing (MCC and Panin) and new partnerships (Bank of Tianjin and Sacombank), increased fee income in Indonesia Cards due to volume growth and strong fee revenue growth in Cambodia.  ANZ Private Bank other income increased 53% due to improved alternative investment and advisory products distribution.

•             Operating expenses increased $11 million largely as a result of ongoing investment across the International Partnerships and ANZ Private Bank businesses.

•             Provision for credit impairment increased $10 million due to the impact of regulatory changes and business volume growth in Indonesia Cards.

March 2007 half year compared to September 2006 half year

Profit after tax increased 13%.  Stronger performances in INGA and Panin, a full half year result from the Bank of Tianjin investment and the annual dividend received from the Sacombank investment were partly offset by the impact of increased provisioning in Indonesia Cards and continued investment in the partnerships business.

Net interest income increased 18%, driven by volume growth and lower funding costs in Indonesia Cards and both asset and deposit growth in ANZ Royal.  Other operating income increased 17% reflecting stronger Panin earnings and increased INGA equity accounted income of $12 million with a 12% increase in core operating profit and a 45% increase in capital investment earnings.  ANZ Private Bank other income increased 18% from an increase in the distribution of alternative investment and advisory products.  Equity accounted income from Bank of Tianjin increased due to the first full half result and Sacombank income increased due to the annual dividend received from the investment.

Operating expenses increased 35% from increased investment across the businesses.  Provision for credit impairment increased by 27% primarily due to Indonesia Cards business volume growth and regulatory changes in Indonesia.

ING Australia performance

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Funds management income	243	237	208	3%	17%
Life Risk Income
- planned margin	117	96	89	22%	31%
- experience variation(1)	13	16	18	-19%	-28%
- assumption changes(1)	8	—	15	n/a	-47%
	138	112	122	23%	13%
Total Income	381	349	330	9%	15%
Funds management expenses	(148)	(139)	(133)	6%	11%
Life risk expenses	(67)	(63)	(63)	6%	6%
Remediation expenses(2)	(12)	(15)	(24)	-20%	-50%
Capitalised software write-offs	(29)	—	(4)	n/a	large
Gross tax on operating profit	(15)	(34)	(18)	-56%	-17%
Operating profit after tax, before capital investment earnings	110	98	88	12%	25%
Capital investment earnings after tax	42	29	28	45%	50%
Profit after tax before minorities	152	127	116	20%	31%
Minority interest	(1)	—	—	n/a	n/a
Profit after tax	151	127	116	19%	30%

ANZ share of INGA earnings @ 49%
JV operating profit	54	48	43	13%	26%
JV capital investment earnings	20	14	14	43%	43%
	74	62	57	19%	30%
Net funding	1	2	1	-50%	0%
Net return to ANZ	75	64	58	17%	29%
Carrying value of investment(3)	1,507	1,461	1,407	3%	7%
Annualised return on ANZ investment	9.8%	8.5%	8.1%

Performance measures @ 100%
Value of new business(4)	63	47	34	34%	85%
Cost to income(5)	56%	58%	60%
Funds Management
Retail & mezzanine funds under management	43,797	38,849	33,731	13%	30%
Net retail & mezzanine flows	1,202	842	415	43%	large
Life Risk
Total in-force	624	596	536	5%	16%
New premiums(6)	95	103	65	-8%	46%

	Mar 07	In	Out	Other	Sep 06
	$M	flows	flows	flows	$M
Funds management growth (Retail & mezzanine)(7)
OneAnswer	17,082	2,072	(1,237)	2,170	14,076
Other Personal Investment	8,453	245	(666)	(84)	8,959
Mezzanine	2,888	481	(459)	236	2,630
Employer Super	10,529	777	(555)	955	9,352
Oasis	4,845	789	(245)	469	3,832
Total	43,797	4,364	(3,162)	3,746	38,849

(1) Experience variations are gains or losses arising from actual experience differing from plan, primarily death and sickness. Assumption changes are gains or losses arising from a change in valuation methods and best estimate assumptions

(2) Remediation expenses represent costs incurred in rectifying historical unit pricing errors and fully compensating customers

(3) ANZ adopts the equity method of accounting for its 49% interest in INGA.  The carrying value of the investment in INGA has been tested for impairment by comparing the carrying value with the recoverable amount of INGA.  The Group engaged Ernst & Young ABC Pty Limited to provide an independent valuation of INGA for 31 March 2007 assessment purposes (the recoverable amount), and there has been no evidence of subsequent impairment.  The independent economic valuation was based on a discounted cash flow approach, with allowance for the cost of capital.  Based on the results of this valuation, no change is required to the carrying value of the investment in INGA

(4) Value of new business represents the present value of future profits arising from the new business written over the periods less the present value of the cost of capital applying to that new business

(5) Cost to Income ratio is management expenses (excluding Remediation Expenses & Capitalised Software Write-offs) / Total Income

(6) The spike in new premiums in the September 2006 half year is in respect of a significant mastertrust new business win

(7)  Other Flows includes investment income net of taxes, fees and charges

March 2007 half year compared to March 2006 half year

Highlights of the half included improved performance in both core funds management and risk businesses, the completion of remediation work, and improved customer service.

Life Risk sales reflected the ongoing success of INGA’s retail risk product ‘OneCare’, which is now the market leading individual risk product for retail new business.  The funds management business enjoyed increased inflows and improved retention, while strength in underlying investment markets ensured steady growth in funds under management (FUM), generating higher gross fee income.  Margins came under continued pressure however, reflecting increasing levels of market competition as well as the effect of higher FUM balances on tiered fee bases, and a shift towards externally-managed investment options on INGA’s platforms which attract lower net fee rates.

INGA continues to hold strong market shares in its chosen segments.  Funds management market share (retail and mezzanine) for INGA grew from 7.6% at 30 September 2005 to 8.2% at 30 September 2006.  The Personal Investments business further upgraded its flagship “OneAnswer” platform during the March 2007 half.  The Employer Super business maintained its market share (13%), and the ING Corporate Super product is currently ranked #1 amongst employer super providers by Heron Partnership.  The success of OneCare has translated into increased market share in individual life risk new annual premiums, up from 9.6% in the year to 30 September 2005 to 14.4% in the year to 30 September 2006.  INGA enjoyed the highest growth in new annual premium among the major institutions in the industry, and is now ranked #3 for total in-force premiums.  (Source of market statistics: Plan For Life - September 2006)

Oasis Asset Management, INGA’s badged platform subsidiary acquired in May 2006, is performing ahead of expectations.

A core component of INGA’s strategy continues to be growing the number of aligned advisers.  The total number of INGA aligned advisers grew to 1,182 by March 2007, a year-on-year increase of 69 planners, of which 29 were ANZ financial planners.  INGA ranks 4th in the industry for adviser numbers.

Profit after tax was 30% higher than the March 2006 half, with both operating profit (+25%) and capital investment earnings (+50%) making strong contributions towards the result.  Significant contributors to profit growth were:

•            Funds management income increased 17% due to higher average funds under management underpinned by strong investment markets, improved net flows in both personal investments and employer super businesses and the acquisition of Oasis.  The increase was achieved in an environment of increasing pressure on margins.

•            Risk income was 13% higher than the equivalent period to March 2006, driven by strong growth in premium income in both term life and consumer credit, together with continued favourable mortality and morbidity experience.  The uplift was achieved despite assumption changes having a lesser favourable impact in the March 2007 half compared to the previous year.

•            Underlying funds management expenses increased by 11% due largely to the acquisition of Oasis Asset Management. Risk expenses increased 6% due to the increased cost base associated with supporting the strong growth in retail risk business.  Remediation expenses were lower following completion of the unit pricing remediation project.  Two capitalised software assets were written-off as part of INGA’s normal impairment testing of carrying values.

•            Tax on operating profit was lower despite the 18% increase in pre-tax operating profit over the March 2006 half, due to the booking of $25 million of prior period tax adjustments.

•            Capital investment earnings after tax were significantly higher than the March 2006 half due to:

•        improved average yields across various asset classes in which shareholder capital is invested; and

•        the one-off realisation of previously unrealised capital gains ($12 million) following a capital restructure in February 2007.

Sales by Channel

	RetailFunds Management(1)		Life Insurance(2)
(12 mths)	Mar 07	Sep 06	Mar 07	Sep 06(3)

ANZ Bank	40%	45%	12%	12%
IFAs aligned to ING	19%	18%	10%	9%
Direct	7%	6%	32%	19%
Open Market	34%	31%	46%	60%
Total	100%	100%	100%	100%

(1)  Includes mezzanine funds management business

(2)  Includes directly marketed life insurance and consumer credit life insurance

(3)  Open Market channel in September 2006 includes a substantial mastertrust client win

March 2007 half year compared to September 2006 half year

Profit after tax was 19% higher than the half year to 30 September 2006, with both operating profit (+12%) and capital investment earnings (+45%) making strong contributions towards the result.  Significant contributors to profit growth were:

•            Growth in funds management income based on higher average funds under management during the half-year, as a result of improved net flows and buoyant investment markets. There was further pressure on margins during the period.

•            Higher risk income from in-force premium growth, further assisted by a pre-tax profit release of $8 million from the annual review of risk assumptions conducted in the fourth quarter of 2006.

•            Funds management expenses rose 6% due to the acquisition of Oasis Asset Management, while the 6% increase in life risk expenses arose from organic business growth.  Spending on remediation was reduced in the March half as the project was completed.  Two capitalised software assets related to systems conversion were written-off, as part of INGA’s normal impairment testing of carrying values.

•            Tax on operating profit was lower due to the booking of $25 million of prior period tax adjustments in the March half.

Capital investment earnings were significantly higher due to both continued strong underlying investment markets throughout the March 2007 half, and a one-off capital gain ($12 million) following a restructure of INGA’s shareholder capital in February 2007.

Non-continuing businesses(1)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	2	19	27	-89%	-93%
Other external operating income	2	10	25	-80%	-92%
Operating income	4	29	52	-86%	-92%
External operating expenses	(4)	(18)	(16)	-78%	-75%
Net inter business unit expenses	—	2	1	-100%	-100%
Operating expenses	(4)	(16)	(15)	-75%	-73%
Profit before credit impairment and income tax	—	13	37	-100%	-100%
Provision for credit impairment	—	14	1	-100%	-100%
Profit before income tax	—	27	38	-100%	-100%
Income tax expense and minority interest	—	(5)	(7)	-100%	-100%
Profit	—	22	31	-100%	-100%

(1)  Non-continuing businesses comprises the London headquartered project finance business, the run-off of New Zealand conduit transactions and certain structured finance transactions that ANZ has exited as part of its de-risking strategy and Esanda Fleetpartners which was sold in October 2006

March 2007 half year compared to March 2006 half year

Profit after tax reduced from $31 million at the March 2006 half to nil at the March 2007 half year.  The sale of Esanda Fleetpartners contributed to $2 million of this reduction with the remaining $29 million from the continued run-off of legacy project finance assets in Institutional.  Since March 2006, the volume of structured loans in the discontinued book has reduced to nil.

March 2007 half year compared to September 2006 half year

Profit after tax reduced from $22 million at the September 2006 half year to nil at the March 2007 half year.  The sale of Esanda Fleetpartners contributed to $13 million of this reduction with the remaining $9 million from the run-off of legacy project finance assets in Institutional.

Group Centre(1)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	133	158	93	-16%	43%
Other external operating income	6	4	10	50%	-40%
Operating income	139	162	103	-14%	35%
External operating expenses	(385)	(367)	(355)	5%	8%
Net inter business unit expenses	299	286	281	5%	6%
Operating expenses	(86)	(81)	(74)	6%	16%
Profit before credit impairment and income tax	53	81	29	-35%	83%
Provision for credit impairment	(2)	—	—	n/a	n/a
Profit before income tax	51	81	29	-37%	76%
Income tax expense and minority interest	(28)	(32)	(6)	-13%	large
Profit	23	49	23	-53%	0%

Total employees	4,354	4,239	4,014	3%	8%

(1) Group Centre comprises Group People Capital, Group Risk Management, Treasury (includes the funding component of Treasury results with the mismatch component being included in the Markets business of Institutional), Group Strategic Development, Group Financial Management, Shareholder Functions and Operations, Technology & Shared Services

March 2007 half year compared to March 2006 half year

The half-year profit of $23 million was in line with the March 2006 half.

•            Revenue increased by $36 million primarily from increased interest earned on surplus capital ($22 million) together with the investment of funds raised via the Euro Hybrid at higher interest rates and improved interest income from the investment of central tax balances pertaining to tax timing differences.  These favourable impacts were partly offset by reduced interest received on tax refunds.

•            Operating expenses increased by $12 million due largely to offshoring and IT project costs in Operations, Technology & Shared Services.  The increase in employee numbers was also driven largely by the transitional impact of offshoring technology and back office work to India, together with an increase in IT project work.

•            The higher effective tax rate resulted primarily from withholding tax payable on future remittances of present profits from offshore operations and the ongoing appraisal of global tax provisioning requirements.

March 2007 half year compared to September 2006 half year

Profit of $23 million was $26 million lower than for the previous half year.  Operating income reduced by $23 million, primarily due to a $50 million reduction in income on contracts put in place to hedge NZD earnings and a reduction in interest received on tax refunds compared with the prior half.  These factors were partially offset by additional interest on surplus capital, an improvement in interest income from the investment of central tax balances pertaining to tax timing differences, and lower term debt funding costs.  Operating expenses increased by $5 million due mainly to offshoring and IT project costs in Operations, Technology & Shared Services, partly offset by lower non-lending losses.  The increase in employee numbers was driven largely by an increase in IT project work.  The higher effective tax rate resulted from the ongoing appraisal of global tax provisioning requirements.

GEOGRAPHIC SEGMENT PERFORMANCE

Geographic performance

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Profit
Australia	1,417	1,292	1,196	10%	18%
New Zealand	502	408	422	23%	19%
Asia	74	70	55	6%	35%
Pacific	59	58	55	2%	7%
Other	50	49	83	2%	-40%
	2,102	1,877	1,811	12%	16%

	Half Year March 2007					Growth Rate (on September 2006 half)
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Australia	3,815	1,604	2,211	193	1,417	17%	18%	17%	-11%	18%
New Zealand	1,330	576	754	27	502	6%	-8%	19%	large	19%
Asia	188	82	106	17	74	27%	10%	43%	large	36%
Pacific	151	67	84	2	59	8%	7%	9%	large	6%
Other	129	57	72	1	50	-20%	5%	-33%	large	-40%
	5,613	2,386	3,227	240	2,102	13%	9%	16%	7%	16%
New Zealand (NZD)	1,510	654	856	30	570	10%	-5%	24%	large	24%

	Half Year March 2007					Growth Rate (on September 2006 half)
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Australia	3,815	1,604	2,211	193	1,417	6%	0%	11%	-1%	10%
New Zealand	1,330	576	754	27	502	15%	8%	20%	large	23%
Asia	188	82	106	17	74	8%	5%	10%	41%	7%
Pacific	151	67	84	2	59	4%	3%	5%	large	3%
Other	129	57	72	1	50	19%	-12%	67%	large	0%
	5,613	2,386	3,227	240	2,102	8%	2%	14%	31%	12%
New Zealand (NZD)	1,510	654	856	30	570	8%	2%	14%	large	17%

(1)                               PBP (profit before provision) is profit before credit impairment and income tax

(2)                               Credit impairment expense

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Cash(1) profit(4),(5)
Australia	1,323	1,269	1,108	4%	19%
New Zealand	426	408	434	4%	-2%
Asia	77	70	55	10%	40%
Pacific	59	58	55	2%	7%
Other	51	51	79	0%	-35%
	1,936	1,856	1,731	4%	12%

	Half Year March 2007					Growth Rate (on March 2006 half)
	Revenue	Expenses	PBP(2)	Credit(3)	NPAT	Revenue	Expenses	PBP(2)	Credit(3)	NPAT
Australia	3,659	1,604	2,055	194	1,323	13%	8%	16%	-11%	19%
New Zealand	1,248	576	672	26	426	0%	-2%	2%	86%	-2%
Asia	191	82	109	17	77	29%	11%	47%	large	40%
Pacific	151	67	84	2	59	8%	6%	9%	large	7%
Other	132	57	75	1	51	-15%	6%	-26%	large	-35%
	5,381	2,386	2,995	240	1,936	9%	6%	12%	7%	12%
New Zealand (NZD)	1,418	654	764	30	484	4%	2%	7%	large	2%

	Half Year March 2007					Growth Rate (on September 2006 half)
	Revenue	Expenses	PBP(2)	Credit(3)	NPAT	Revenue	Expenses	PBP(2)	Credit(3)	NPAT
Australia	3,659	1,604	2,055	194	1,323	3%	0%	5%	0%	4%
New Zealand	1,248	576	672	26	426	7%	7%	8%	large	4%
Asia	191	82	109	17	77	9%	6%	11%	31%	10%
Pacific	151	67	84	2	59	3%	3%	4%	100%	2%
Other	132	57	75	1	51	17%	-14%	60%	large	0%
	5,381	2,386	2,995	240	1,936	4%	2%	7%	31%	4%
New Zealand (NZD)	1,418	654	764	30	484	2%	2%	2%	large	-1%

(1)                               Refer to footnotes 1 to 3 on page 2

(2)                               PBP (profit before provision) is profit before credit impairment and income tax

(3)                               Credit impairment expense

(4)                               Refer page 13 for a reconciliation of cash profit to net profit

(5)                               Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

Australia

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	2,475	2,469	2,292	0%	8%
Other external operating income	1,340	1,131	961	18%	39%
Operating income	3,815	3,600	3,253	6%	17%
Operating expenses	(1,604)	(1,603)	(1,365)	0%	18%
Profit before credit impairment and income tax	2,211	1,997	1,888	11%	17%
Provision for credit impairment	(194)	(195)	(218)	-1%	-11%
Profit before income tax	2,017	1,802	1,670	12%	21%
Income tax expense	(599)	(509)	(474)	18%	26%
Minority interest	(1)	(1)	—	-8%	n/a
Profit	1,417	1,292	1,196	10%	18%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%

Net interest income	2,475	2,470	2,291	0%	8%
Other external operating income	1,184	1,093	952	8%	24%
Operating income	3,659	3,563	3,243	3%	13%
Operating expenses	(1,604)	(1,600)	(1,479)	0%	8%
Profit before credit impairment and income tax	2,055	1,963	1,764	5%	16%
Provision for credit impairment	(194)	(194)	(218)	0%	-11%
Profit before income tax	1,861	1,769	1,546	5%	20%
Income tax expense	(537)	(499)	(438)	8%	23%
Minority interest	(1)	(1)	—	0%	n/a
Cash(1) profit(2),(3)	1,323	1,269	1,108	4%	19%
Non-core items(1)	94	23	88	large	7%
Profit	1,417	1,292	1,196	10%	18%
Net interest average margin	2.23%	2.33%	2.31%
Return on risk weighted assets	1.74%	1.64%	1.59%
Operating expenses(1) to operating income	42.0%	44.5%	42.0%
Operating expenses(1) to average assets	1.34%	1.39%	1.29%
Return on risk weighted assets (cash(1))	1.62%	1.61%	1.47%
Operating expenses to operating income (cash(1))	43.8%	44.9%	45.6%
Operating expenses to average assets (cash(1))	1.34%	1.39%	1.40%
Individual provision (charge)/credit	(153)	(141)	(169)	9%	-9%
Individual provision (charge)/credit as a % of average net advances	(0.16)%	(0.15)%	(0.19)%
Collective provision (charge)/credit	(41)	(53)	(49)	-23%	-16%
Collective provision (charge)/credit as a % of risk weighted assets	(0.04)%	(0.06)%	(0.06)%
Net non-performing loans	291	295	305	-1%	-5%
Net non-performing loans as a % of net advances	0.15%	0.15%	0.18%
Total employees	19,198	18,723	18,221	3%	5%
Lending growth	4.6%	4.5%	5.1%
External assets	242,014	229,978	220,141	5%	10%
Risk weighted assets	167,705	160,719	154,115	4%	9%

(1)                               In the March 2007 half ANZ has classified the profit on sale of Esanda Fleetpartners of $128 million ($74 million after tax) as a significant item

In the March 2006 half ANZ classified the $113 million ($79 million after tax) settlement of the NHB insurance matter as a significant item.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer pages 11 to 12)

The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In the March 2007 half ANZ has classified $20 million after tax (Sep 2006 half: $23 million; Mar 2006 half: $9 million) relating to economic hedging as a non-core item (tax on hedge gains $9 million (Sep 2006 half: $11 million; Mar 2006 half: $3 million)).  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges.  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance

(2)                               Refer page 13 for a reconciliation of cash profit to net profit

(3)                               Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

March 2007 half year compared to March 2006 half year

Profit after tax increased 18%.  After adjusting for the impact of non-core items (refer page 11), cash profit increased 19%.

Key influences on profit were:

•    Net interest income increased 8% as average net advances increased 10% and average deposits and other borrowings increased 12% while the net interest margin decreased 8 basis points.  Market’s net interest income increased $29 million due to a reduction in the funding cost associated with unrealised gains with a higher proportion of revenue booked as interest, offset in other income.  Net interest income also benefited from earnings on higher levels of capital.

•            Other income increased 39%.  Institutional increased 27%, including $29 million lower Market’s other income offset in net interest income.  Excluding this impact, Institutional increased 35% due to solid deal flow in Corporate & Structured Financing and higher Markets revenue from increased deal volumes, while Personal increased 24% including an $18 million gain from the sale of MasterCard shares.  Excluding this gain other income increased 22% due to strong volume and fee growth across all businesses as the investment in growth initiatives delivered higher transaction volumes and fee initiatives benefited several businesses.  INGA increased $17 million following improved operating performance, the completion of remediation work on legacy issues and the strong equity markets during the half.

•            Operating expenses increased 18% reflecting a 5% increase in staff numbers and annual salary increases effective 1 October 2006, higher premises and computer charges due to the ongoing investment in the branch network in Personal and continued investment in frontline staff, and staff and systems investment in Institutional.

•            Provision for credit impairment decreased 11% as the individual provision charge decreased $16 million, due to a significant debt recovery in the March 2007 half, partly offset by higher provisions in Personal due to increased volumes and slightly higher risk mix in the portfolio.

Key influences on cash profit were:

•            Net interest income increased 8% as average net advances increased 10% and average deposits and other borrowings increased 12% while the net interest margin decreased 8 basis points.  Market’s net interest income increased $29 million due to a reduction in the funding cost associated with unrealised gains with a higher proportion of revenue booked as interest, offset in other income.  Net interest income also benefited from earnings on higher levels of capital.

•            Other income increased 24%.  Institutional increased 27%, including $29 million lower Market’s other income offset in net interest income.  Excluding this impact, Institutional increased 35% due to solid deal flow in Corporate & Structured Financing and higher Markets revenue from increased deal volumes, while Personal increased 24% including an $18 million gain from the sale of MasterCard shares.  Excluding this gain other income increased 22% due to strong volume and fee growth across all businesses as the investment in growth initiatives delivered higher transaction volumes and fee initiatives benefited several businesses.  INGA increased $17 million following improved operating performance, the completion of remediation work on legacy issues and the strong equity markets during the half.

•            Operating expenses increased 8% reflecting a 5% increase in staff numbers and annual salary increases effective 1 October 2006, higher premises and computer charges due to the ongoing investment in the branch network in Personal and continued investment in frontline staff, and staff and systems investment in Institutional.

•            Provision for credit impairment decreased 11% as the individual provision charge decreased $16 million, due to a significant debt recovery in the March 2007 half, partly offset by higher provisions in Personal due to increased volumes and slightly higher risk mix in the portfolio.

March 2007 half year compared to September 2006 half year

Profit after tax increased by 10%.  After adjusting for the impact of non-core items (refer pages 13 to 14), cash profit increased 4% and cash profit before credit impairment and income tax increased 5%.  Adjusting for the benefit in the September half from gains on the NZD revenue hedges of $34 million after tax, cash profit increased by 5% and cash profit before provisions increased 7%.

Key influences on profit were:

•            Net interest income was flat: excluding NZD revenue hedge income of $49 million in September 2006 half, net interest income increased by 2%.  Average net advances increased 4%.  Average deposit and other borrowing volumes increased 3%.  Net interest margin decreased 10 basis points.  Excluding the NZD revenue hedge income in September 2006 half, the margin decreased 5 basis points with a change in the asset mix and competitive pressures in the lending books of Mortgages, Consumer Finance, Debt Product Group and Business Banking, partly offset by an increased margin on deposit products.

•            Other operating income increased by 19%.  Institutional increased 13% due to higher deal fees in Corporate & Structured Financing, higher Markets earnings with increased deal volumes and volume driven fee growth and increased foreign exchange revenue in Working Capital. Personal other income increased 3% with higher income in Mortgages due to volume growth and higher transaction volumes in Banking Products.  INGA increased $11 million following improved operating performance and the strong equity markets during the half.

•            Operating expenses were flat reflecting an increased investment in frontline staff with a 3% increase in personnel numbers and annual salary increases, effective 1 October 2006, offset by lower computer expenses due to lower software amortisation and lower other expenses as discretionary expenditure was contained and lower restructuring costs were incurred.  Debit interchange reform reduced other expenses by $9 million and lower card processing expenses were incurred.

•            Provision for credit impairment decreased 1%.  This was driven by a combination of increased lending volumes and a slight risk mix change in Personal offset by a decrease in Institutional, due to large recoveries.  The March 2007 half also included a lower collective provision charge with an improvement in credit quality offsetting volume growth.

Key influences on cash profit were:

•            Net interest income was flat: excluding NZD revenue hedge income of $49 million in September 2006 half, net interest income increased by 2%.  Average net advances increased 4%.  Average deposit and other borrowing volumes increased 3%.  Net interest margin decreased 10 basis points.  Excluding the NZD revenue hedge income in September 2006 half, the margin decreased 5 basis points with a change in the asset mix and competitive pressures in the lending books of Mortgages, Consumer Finance, Debt Product Group and Business Banking, partly offset by an increased margin on deposit products.

•            Other operating income increased by 8%.  Institutional increased 13% due to higher deal fees in Corporate & Structured Financing, higher Markets earnings with increased deal volumes and volume driven fee growth and increased foreign exchange revenue in Working Capital. Personal other income increased 3% with higher income in Mortgages due to volume growth and higher transaction volumes in Banking Products.  INGA increased $11 million following improved operating performance and the strong equity markets during the half.

•            Operating expenses were flat reflecting an increased investment in frontline staff with a 3% increase in personnel numbers and annual salary increases, effective 1 October 2006, offset by lower computer expenses due to lower software amortisation and lower other expenses as discretionary expenditure was contained and lower restructuring costs were incurred.  Debit interchange reform reduced other expenses by $9 million and lower card processing expenses were incurred.

•            Provision for credit impairment was unchanged.  This was driven by a combination of increased lending volumes and a slight risk mix change in Personal offset by a decrease in Institutional, due to large recoveries.  The March 2007 half also included a lower collective provision charge with an improvement in credit quality offsetting volume growth.

New Zealand

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	NZD$M	NZD$M	NZD$M	%	%
Net interest income	1,014	1,028	943	-1%	7%
Other external operating income	496	364	433	36%	15%
Operating income	1,510	1,392	1,376	8%	10%
Operating expenses	(654)	(644)	(687)	2%	-5%
Profit before credit impairment and income tax	856	748	689	14%	24%
Provision for credit impairment	(30)	(5)	(14)	large	large
Profit before income tax	826	743	675	11%	22%
Income tax expense	(256)	(253)	(213)	1%	20%
Minority interest	—	—	(1)	n/a	-100%
Profit	570	490	461	16%	24%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	NZD M	NZD M	NZD M	%	%
Net interest income	1,014	1,028	943	-1%	8%
Other external operating income	404	364	417	11%	-3%
Operating income	1,418	1,392	1,360	2%	4%
Operating expenses	(654)	(644)	(644)	2%	2%
Profit before credit impairment and income tax	764	748	716	2%	7%
Provision for credit impairment	(30)	(5)	(14)	large	large
Profit before income tax	734	743	702	-1%	5%
Income tax expense	(250)	(253)	(227)	-1%	10%
Minority interest	—	—	(1)	n/a	-100%
Cash(1) profit(2),(3)	484	490	474	-1%	2%
Non-core items(1)	86	—	(13)	n/a	large
Profit (NZD)	570	490	461	16%	24%
Profit (AUD)	502	408	422	23%	19%
Net interest average margin	2.23%	2.33%	2.32%
Return on risk weighted assets	1.66%	1.41%	1.49%
Operating expenses(1) to operating income	43.3%	46.2%	49.9%
Operating expenses(1) to average assets	1.34%	1.34%	1.54%
Return on risk weighted assets (cash(1))	1.41%	1.41%	1.54%
Operating expenses to operating income (cash(1))	46.1%	46.3%	47.4%
Operating expenses to average assets (cash(1))	1.34%	1.34%	1.45%
Individual provision (charge)/credit	(22)	(7)	(23)	large	-4%
Individual provision (charge)/credit as a % of average net advances	(0.06)%	(0.02)%	(0.06)%
Collective provision (charge)/credit	(8)	2	9	large	large
Collective provision (charge)/credit as a % of average net advances	(0.02)%	0.01%	0.03%
Net non-performing loans	72	93	119	-23%	-39%
Net non-performing loans as a % of net advances	0.09%	0.12%	0.16%
Total employees	9,489	9,392	9,304	1%	2%
Lending growth	4.8%	5.5%	6.1%
External assets	99,054	94,911	93,232	4%	6%
Risk weighted assets	71,975	68,496	65,216	5%	10%

(1)                               In March 2007 half ANZ has classified the profit on sale of Esanda Fleetpartners of NZD76 million (tax impact: $nil) as a significant item

In the March 2006 half ANZ classified the NZD$16 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as a significant item.   ANZ also incurred NZD29 million after tax ANZ National Bank incremental integration costs (tax impact: NZD14 million).  ANZ National Bank incremental integration costs are excluded to better reflect the core cost base following completion of the integration

The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In the March 2007 half ANZ has classified NZD10 million after tax (Sep 2006 half: $nil; Mar 2006 half: $nil) relating to economic hedging as a non-core item.  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges.  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance

(2)                               Refer page 13 for a reconciliation of cash profit to net profit

(3)                               Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

Reconciliation of Geographic profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	NZD M	NZD M	NZD M	%	%
New Zealand Businesses	398	403	369	-1%	8%
NZ Institutional (Continuing)	112	106	119	6%	-6%
New Zealand Banking	510	509	488	0%	5%
Non-continuing businesses	—	4	5	-100%	-100%
NZ shareholder functions	(26)	(23)	(19)	13%	37%
New Zealand geography adjusted for non-core items(1)	484	490	474	-1%	2%
Non-core items	86	—	(13)	n/a	large
Total New Zealand geography	570	490	461	16%	24%

(1)          Refer footnote 1 on page 54

March 2007 half year compared to March 2006 half year

Profit after tax increased 24%.  After adjusting for non-core items (refer pages 13 to 14), cash profit increased by 2%, with the result impacted by a NZD11 million after tax increase in credit impairment expense and lower markets income.  Profit before provisions increased 7%, with strong contributions from NZ Businesses (13%) and the NZ Institutional Working Capital and Structured Finance businesses, being partially offset by the strong Markets result in the March 2006 half not matched in the current period.

Key influences on profit were:

•            Net interest income increased 7%, with lending volumes growing 11% and customer deposits (excluding Treasury) growing 10%.  Lending growth was strong in the NZ Businesses (13%), whilst reducing large lending exposures impacted the NZ Institutional Businesses (-8%).  Net interest margin declined 9 basis points, impacted by continued competitive pressure and unfavourable product mix, partially offset by customer prepayment behaviour.

•            Other external operating income increased 15%.  This mainly reflects the exceptional Markets performance in the March 2006 half not matched in the current March 2007 half period.  The Retail businesses benefited from the sale of MasterCard shares in the March 2007 half (NZD10 million).  Other income in National Bank Retail increased 8%, with growth across lending, cards and transactional fees.  Fee income in other businesses was constrained by competitive market conditions.

•            Operating expenses decreased 5% with the March 2006 half impacted by NZD10 million in relation to the Commerce Commission’s action on disclosure of optional issuer fees.  In addition, operating costs were higher due to annual increases in salaries, increased front line staff and investment in business initiatives, partly offset by control of discretionary expenditure.  The cost to income ratio reduced 130 basis points to 46.1%.

•            Provision for credit impairment increased NZD16 million from negligible levels in 2006.  The individual provision charge is in line with the March 2006 half, with similar levels of new provisions and writebacks/recoveries.  The collective provision charge increased NZD17 million, largely due to a credit following the reassessment of the retail portfolio risk profile in the December 2005 period.   The collective provision charge for March 2007 half was largely driven by lending growth, with minimal impact from changes to the risk profile across the portfolio.  Credit conditions remain benign, with net non-performing loans reducing 39%.

Key influences on cash profit were:

•            Net interest income increased 8%, with lending volumes growing 11% and customer deposits (excluding Treasury) growing 10%.  Lending growth was strong in the NZ Businesses (13%), whilst reducing large lending exposures impacted the NZ Institutional Businesses (-8%).  Net interest margin declined 9 basis points, impacted by continued competitive pressure and unfavourable product mix, partially offset by customer prepayment behaviour.

•            Other external operating income reduced 3%.  This mainly reflects the exceptional Markets performance in the March 2006 half not matched in the current March 2007 half period.  The Retail businesses benefited from the sale of MasterCard shares in the March 2007 half (NZD10 million).  Other income in National Bank Retail increased 8%, with growth across lending, cards and transactional fees.  Fee income in other businesses was constrained by competitive market conditions.

•            Operating expenses increased 2% with the March 2006 half impacted by NZD10 million in relation to the Commerce Commission’s action on disclosure of optional issuer fees.  In addition, operating costs were higher due to annual increases in salaries, increased front line staff and investment in business initiatives, partly offset by control of discretionary expenditure.  The cost to income ratio reduced 130 basis points to 46.1%.

•            Provision for credit impairment increased NZD16 million from negligible levels in 2006.  The individual provision charge is in line with the March 2006 half, with similar levels of new provisions and writebacks/recoveries.  The collective provision charge increased NZD17 million, largely due to a credit following the reassessment of the retail portfolio risk profile in the December 2005 period.   The collective provision charge for March 2007 half was largely driven by lending growth, with minimal impact from changes to the risk profile across the portfolio.  Credit conditions remain benign, with net non-performing loans reducing 39%.

March 2007 half year compared to September 2006 half year

Profit after tax increased 16%.  After adjusting for non-core items (refer pages 13 to 14), cash profit decreased 1% (NZD6 million) with the result impacted by a NZD17 million after tax increase in credit impairment expense.  Growth in profit before provisions was 2% (NZD16 million), with a good contribution from NZ Businesses (5%) offset by a reduced contribution from NZ Institutional
(-4%).

Key influences on profit were:

•            Net interest income reduced 1%, with the result adversely impacted by lower net interest income on Markets derivatives (offset by an increase in trading income).  Adjusting for this item, net interest income growth was 2%.  Lending volumes increased 5%, with robust growth across the NZ Businesses (6%) being moderated by repayments in NZ Institutional.  Net interest margin reduced 10 basis points (3 basis points excluding the above derivatives switch) driven by intense competition and unfavourable product mix, partially offset by the favourable net impact on deposit spreads from increased wholesale rates and the impact of customer prepayment behaviour.

•            Other external operating income was flat after allowing for the derivatives variance offset in net interest income, and the MasterCard income received in the respective halves.  This reflects constrained fee growth across the businesses, and lower Markets revenues.

•            Operating expense growth was held to 2%, with growth in personnel costs from increased front line staff and the annual salary rate rise being partly offset by reduced discretionary spend.

•            Provision for credit impairment increased NZD25 million.  The individual charge remains at low levels despite increasing NZD15 million, reflecting the exceptionally low result in the September 2006 half, which benefited from a number of Corporate & Commercial, Business Banking and Institutional recoveries.  The collective charge increased NZD10 million partially from a reduced benefit from scenario modelling and repayments in NZ Institutional in the March 2007 half.  Net non-performing loans reduced NZD21 million (23%) to NZD72 million.

Key influences on cash profit were:

•            Net interest income reduced 1%, with the result adversely impacted by lower net interest income on Markets derivatives (offset by an increase in trading income).  Adjusting for this item, net interest income growth was 2%.  Lending volumes increased 5%, with robust growth across the NZ Businesses (6%) being moderated by repayments in NZ Institutional.  Net interest margin reduced 10 basis points (3 basis points excluding the above derivatives switch) driven by intense competition and unfavourable product mix, partially offset by the favourable net impact on deposit spreads from increased wholesale rates and the impact of customer prepayment behaviour.

•            Other external operating income was flat after allowing for the derivatives variance offset in net interest income, and the MasterCard income received in the respective halves.  This reflects constrained fee growth across the businesses, and lower Markets revenues.

•            Operating expense growth was held to 2%, with growth in personnel costs from increased front line staff and the annual salary rate rise being partly offset by reduced discretionary spend.

•            Provision for credit impairment increased NZD25 million.  The individual charge remains at low levels despite increasing NZD15 million, reflecting the exceptionally low result in the September 2006 half, which benefited from a number of Corporate & Commercial, Business Banking and Institutional recoveries.  The collective charge increased NZD10 million partially from a reduced benefit from scenario modelling and repayments in NZ Institutional in the March 2007 half.  Net non-performing loans reduced NZD21 million (23%) to NZD72 million.

Asia

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	100	92	77	9%	30%
Other external operating income	87	83	71	5%	23%
Operating income	187	175	148	7%	26%
Operating expenses	(82)	(77)	(74)	6%	11%
Profit before credit impairment and income tax	105	98	74	8%	42%
Provision for credit impairment	(17)	(13)	(8)	36%	large
Profit before income tax	88	85	66	4%	34%
Income tax expense	(13)	(14)	(11)	-4%	23%
Minority interest	(1)	(1)	—	0%	n/a
Profit	74	70	55	6%	35%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	100	92	77	9%	30%
Other external operating income	91	83	71	10%	28%
Operating income	191	175	148	9%	29%
Operating expenses	(82)	(77)	(74)	6%	11%
Profit before credit impairment and income tax	109	98	74	11%	47%
Provision for credit impairment	(17)	(13)	(8)	31%	large
Profit before income tax	92	85	66	8%	39%
Income tax expense	(14)	(14)	(11)	0%	27%
Minority interest	(1)	(1)	—	0%	n/a
Cash profit(1),(2),(3)	77	70	55	10%	40%
Non-core items(1)	(3)	—	—	n/a	n/a
Profit	74	70	55	6%	35%

Operating expenses to operating income	43.9%	44.0%	50.0%
Operating expenses to operating income (cash(1))	42.9%	44.0%	50.0%
Individual provision (charge)/credit	(14)	(14)	(4)	0%	large
Collective provision (charge)/credit	(3)	1	(4)	large	-25%
Net non-performing loans	—	—	—	n/a	n/a
Total employees	1,098	913	843	20%	30%

(1)          The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In the March 2007 half ANZ has classified $3 million loss after tax (Sep 2006 half: $nil; Mar 2006 half: $nil) relating to economic hedging as a non-core item.  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges.  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance

(2)          Refer page 13 for a reconciliation of cash profit to net profit

(3)          Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

March 2007 half year compared to March 2006 half year

Profit after tax increased 35% (37% excluding exchange rate impacts).  After adjusting for non-core items (refer pages 11 to 12), profit after tax increased by 40%.

•            Net interest income increased 30% with net interest margin improving by 24 basis points.  A program of exiting low-yielding Corporate & Institutional assets to ensure benchmark returns from client portfolios was introduced this year.  Volume growth and lower funding costs in Indonesia Cards and asset and deposit growth in Cambodia were contributors to the strong result.

•            Other external operating income increased 23% (28% after adjusting for non-core items) due largely to a full six month result from equity-accounted Bank of Tianjin, annual dividend from Sacombank, increased fee income in Indonesia Cards due to volume growth and strong fee revenue growth in Cambodia.  The building of resources in the Markets business has led to the boosting of revenue in this area.

•            Operating expenses increased 11% largely as a result of ongoing investment across the International Partnerships business and increased investment in personnel as we grew the franchise.  Personnel numbers grew by 255, largely in frontline positions.  A number of staff initiatives have been launched, including product training and talent management in view of the strong economic growth and increased demand for talent across the region.

•            Provision for credit impairment increased by $9 million primarily due to the impact of regulatory changes and business volume growth in Indonesia Cards, partially offset by a net writeback in Institutional due to the reduction in Corporate & Institutional lending assets as we exited low-yielding exposures.

March 2007 half year compared to September 2006 half year

Profit after tax increased 6% (9% excluding exchange rate impacts), mainly driven by full half results from the Bank of Tianjin, the annual dividend from Sacombank and a strong Panin result.  This was partly offset by the impact of increased provisioning in Indonesia Cards and continued investment in the partnerships business.  In addition, merger and acquisition deals in the Asia-Pacific region and increased tradeflows contributed to the improved performance in the Institutional business.

Pacific

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	73	72	66	1%	11%
Other external operating income	78	74	74	5%	5%
Operating income	151	146	140	3%	8%
Operating expenses	(67)	(65)	(63)	3%	6%
Profit before credit impairment and income tax	84	81	77	4%	9%
Provision for credit impairment	(2)	(1)	1	100%	large
Profit before income tax	82	80	78	3%	5%
Income tax expense	(23)	(22)	(22)	5%	5%
Minority interest	—	—	(1)	n/a	-100%
Cash profit	59	58	55	2%	7%
Profit	59	58	55	2%	7%

Operating expenses to operating income	44.4%	44.5%	45.0%
Individual provision (charge)/credit	(1)	4	3	large	large
Collective provision (charge)/credit	(1)	(5)	(2)	-80%	-50%
Net non-performing loans	8	5	8	60%	0%
Total employees	1,693	1,662	1,613	2%	5%

March 2007 half year compared to March 2006 half year

Profit after tax increased 7%.  The appreciation of the AUD decreased profit growth by 2% ($1 million).

•            Net interest income increased 11% reflecting growth in lending volumes in Fiji, PNG, Cook and Solomon Islands.

•            Operating expenses increased 6% predominantly due to investment in our Operational Excellence agenda and expansion of footprint.

•            Provision for credit impairment increased by $3 million due to one significant writeback in Fiji in the March 2006 half.

March 2007 half year compared to September 2006 half year

Profit after tax increased 2%.  Operating income increased 3% reflecting growth in lending volumes.  Operating expenses increased by 3%.  Individual provision charge increased due to one significant recovery in Fiji in the September 2006 half.  Collective provision charge is reflective of balance sheet growth.  The impact of exchange rate movements was immaterial.

Other: United Kingdom, Europe, United States and South Asia (including Bangalore)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	71	83	68	-14%	4%
Other external operating income	60	27	93	large	-35%
Operating income	131	110	161	19%	-19%
Operating expenses	(57)	(67)	(54)	-15%	6%
Profit before credit impairment and income tax	74	43	107	72%	-31%
Provision for credit impairment	(1)	27	15	large	large
Profit before income tax	73	70	122	5%	-40%
Income tax expense	(23)	(21)	(38)	9%	-41%
Minority interest	—	—	—	0%	n/a
Profit	50	49	84	3%	-40%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Net interest income	71	82	69	-13%	3%
Other external operating income	61	31	86	97%	-29%
Operating income	132	113	155	17%	-15%
Operating expenses	(57)	(66)	(54)	-14%	6%
Profit before credit impairment and income tax	75	47	101	60%	-26%
Provision for credit impairment	(1)	27	15	large	large
Profit before income tax	74	74	116	0%	-36%
Income tax expense	(23)	(23)	(37)	0%	-38%
Cash profit(1),(2),(3)	51	51	79	0%	-35%
Non-core items	(1)	(2)	4	-50%	large
Profit	50	49	83	2%	-40%
Operating expenses to operating income	44.6%	60.0%	34.0%
Operating expenses to operating income (cash(1))	43.2%	58.0%	35.0%
Individual provision (charge)/credit	(1)	5	4	large	large
Collective provision (charge)/credit	—	22	11	-100%	-100%
Net non-performing loans	3	3	6	0%	-50%
Total employees	1,705	1,567	1,082	9%	58%

(1)          The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In the March 2007 half ANZ has classified $1 million loss after tax (Sep 2006 half: $2 million loss; Mar 2006 half: $4 million profit) relating to economic hedging as a non-core item.  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges.  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance

(2)          Refer page 13 for a reconciliation of cash profit to net profit

(3)          Refer pages 11 to 12 for a discussion of why management believes measures of cash profit provides useful information to investors regarding ANZ’s financial condition and results of operations

March 2007 half year compared to March 2006 half year

Profit after tax decreased 40%.  After adjusting for non-core items (refer pages 11 to 12), cash profit decreased 35%.  The overall impact of exchange rates was immaterial.  The decline was principally due to the run down in non-continuing businesses following the refocus of our operations.

•            Net interest income increased 3% as the lower cost of funding derivatives was offset largely by other influences including the run-off of discontinued business, lower volumes in Institutional, reflecting a focus on core business, and a repatriation of capital in the September 2006 half.

•            Other operating income was adversely impacted by the profit on the sale of a power asset in the United States and the settlement of sale warranties occurring in the March 2006 half year, mark to market losses on credit derivatives and trading losses on derivatives offset in net interest income.

•            Operating expenses increased 6% due mainly to higher premises costs in London and adverse exchange movements.  The rise in staff numbers is attributable to increases in operations and technology staff in India, however these costs were charged to other businesses.

•            The increase in the collective provision charge reflects the more stable portfolio following the reduction in volumes of risk assets, which underpinned provision releases in the prior periods.

March 2007 half year compared to September 2006 half year

Profit after tax increased 2%.  Cash profit was flat.  Net interest income decreased 13% due mainly to the increased cost of funding derivative positions in Markets, which is offset by gains in other income.  Other operating income increased 97% due largely to increased trading income in Markets from the derivatives positions referred to above, as well as higher revenue particularly relating to structured credit and rates trading in Markets.  Operating expenses decreased 14%, from reduced expenditure in respect of discontinued businesses and the closure of Paris branch and increased internal revenue in India.  The provision for credit impairment charge increased reflecting a more stable portfolio following the reduction in volumes of risk assets throughout 2006 which underpinned provision releases.

Australia and New Zealand Banking Group Limited

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DISCLOSURES (UNAUDITED)

(prepared in Australian dollars ($))

Half year ended

31 March 2007

condensed Consolidated financial statements (UnAUDITed)- Table of Contents

CONTENTS

Condensed Consolidated Income Statement (Unaudited)
Condensed Consolidated Balance Sheet (Unaudited)
Condensed Consolidated Statement of Recognised Income and Expense (Unaudited)
Condensed Consolidated Cash flow statement (Unaudited)
Notes to Condensed Financial statements (Unaudited)
1.	Significant Accounting Policies
2.	Income
3.	Operating expenses
4.	Income tax expense
5.	Dividends
6.	Earnings per share
7.	Net loans and advances
8.	Impaired financial assets
9.	Provision for credit impairment
10.	Deposits and other borrowings
11.	Loan capital
12.	Share Capital
13.	Shareholders’ Equity
14.	Average balance sheet and related interest
15.	Contingent liabilities, contingent assets and commitments
16.	Note to the Cash Flow Statement
17.	Segment analysis
18.	Changes in composition of the Group
19.	Associates, joint venture entities and investments
20.	Exchange rates
21.	Significant events since balance date
22.	US GAAP Reconciliation

Condensed Consolidated Income Statement (Unaudited)
		Half	Half	Half	Movt	Movt
		year	year	year	Mar 07	Mar 07
	Note	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
		$M	$M	$M	%	%

Total income	2	14,520	13,138	12,372	11%	17%
Interest income		12,518	11,524	10,777	9%	16%
Interest expense		(8,907)	(7,949)	(7,409)	12%	20%
Net interest income	2	3,611	3,575	3,368	1%	7%
Other operating income	2	2,002	1,614	1,595	24%	26%
Operating income		5,613	5,189	4,963	8%	13%
Operating expenses	3	(2,386)	(2,346)	(2,185)	2%	9%
Profit before credit impairment and income tax		3,227	2,843	2,778	14%	16%
Provision for credit impairment	9	(240)	(183)	(224)	31%	7%
Profit before income tax		2,987	2,660	2,554	12%	17%
Income tax expense	4	(883)	(780)	(742)	13%	19%
Profit for the period		2,104	1,880	1,812	12%	16%
Comprising:
Profit attributable to minority interest		2	3	1	-33%	100%
Profit attributable to shareholders of the Company		2,102	1,877	1,811	12%	16%

Earnings per ordinary share (cents)
Basic	6	113.2	101.6	98.4	11%	15%
Diluted	6	110.0	98.5	95.5	12%	15%
Dividend per ordinary share (cents)	5	62	69	56	n/a	11%

The notes appearing on pages 69 to 105 form an integral part of these financial statements

Condensed Consolidated Balance Sheet (Unaudited)
					Movt	Movt
		As at	As at	As at	Mar 07	Mar 07
	Note	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
		$M	$M	$M	%	%
Assets
Liquid assets		15,433	15,019	13,870	3%	11%
Due from other financial institutions		6,439	9,665	8,336	-33%	-23%
Trading securities(1)		14,265	9,179	8,721	55%	64%
Derivative financial instruments		12,268	9,164	11,456	34%	7%
Available for sale assets		9,835	10,653	13,287	-8%	-26%
Net loans and advances	7	267,809	255,949	242,053	5%	11%
Customers’ liability for acceptances		14,013	13,435	13,692	4%	2%
Regulatory deposits		219	205	214	7%	2%
Shares in associates and joint venture entities		2,281	2,200	1,912	4%	19%
Deferred tax assets		205	253	307	-19%	-33%
Goodwill and other intangible assets(2)		3,394	3,337	3,272	2%	4%
Other assets(3)		4,154	4,472	4,000	-7%	4%
Premises and equipment		1,409	1,109	1,061	27%	33%
Total assets		351,724	334,640	322,181	5%	9%
Liabilities
Due to other financial institutions		14,872	14,118	13,345	5%	11%
Deposits and other borrowings	10	210,585	204,794	196,850	3%	7%
Derivative financial instruments		13,607	8,753	10,105	55%	35%
Liability for acceptances		14,013	13,435	13,692	4%	2%
Current tax liabilities		403	569	399	-29%	1%
Deferred tax liabilities		190	253	345	-25%	-45%
Payables and other liabilities		10,221	10,679	9,697	-4%	5%
Provisions		919	957	908	-4%	1%
Bonds and notes		54,188	50,050	46,923	8%	15%
Loan capital(4)	11	11,816	11,126	11,121	6%	6%
Total liabilities		330,814	314,734	303,385	5%	9%
Net assets		20,910	19,906	18,796	5%	11%
Shareholders’ equity
Ordinary share capital	12,13	8,414	8,271	8,068	2%	4%
Preference share capital	12,13	871	871	871	0%	0%
Reserves	13	(524)	(354)	(156)	48%	large
Retained earnings	13	12,117	11,084	9,979	9%	21%
Share capital and reserves attributable to shareholders of the Company		20,878	19,872	18,762	5%	11%
Minority interest		32	34	34	-6%	-6%
Total equity		20,910	19,906	18,796	5%	11%
Contingent liabilities, contingent assets and commitments	15

(1)       Includes bills held in portfolio $1,540 million (Sep 2006: $1,569 million; Mar 2006: $1,167 million)

(2)       Excludes notional goodwill in equity accounted entities

(3)       Includes interest revenue receivable $1,632 million (Sep 2006: $1,569 million; Mar 2006: $1,468 million)

(4)       Includes $2,362 million (Sep 2006: $2,471 million Mar 2006: $2,536 million) hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 69 to 105 form an integral part of these financial statements

Condensed Consolidated Statement of Recognised Income and Expense (Unaudited)
	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Items recognised directly in equity (1)
Currency translation adjustments
Exchange differences taken to equity	(89)	102	(305)	large	-71%
Available-for-sale assets
Valuation gain taken to equity	16	2	18	large	-11%
Cumulative (gain) transferred to the income statement on sale	(17)	(8)	—	large	n/a
Cash flow hedges
Valuation gain taken to equity	60	93	28	-35%	large
Transferred to income statement for the period	(6)	(42)	(14)	-86%	-57%
Actuarial gain (loss) on defined benefit plans	55	(80)	25	large	large
Income/(expense) recognised directly in equity	19	67	(248)	-71%	large
Profit for the period	2,104	1,880	1,812	12%	16%
Total recognised income and expense for the period	2,123	1,947	1,564	9%	36%
Comprising:
Total recognised income and expense attributable to minority interest	2	3	1	-33%	100%
Total recognised income and expense attributable to shareholders of the company	2,121	1,944	1,563	9%	36%
Effect of adoption of AASB 139 (2)
Available for sale reserve	—	—	(10)	n/a	-100%
Hedging reserve	—	—	162	n/a	-100%
Retained earnings	—	—	431	n/a	-100%
	—	—	583	n/a	-100%

(1)       These items are disclosed net of tax

(2)       Adoption of AASB 2005-1 has no impact on total equity as it leads to a reclassification within equity

The notes appearing on pages 69 to 105 form an integral part of these financial statements

Condensed Consolidated Cash flow statement (Unaudited)

		Half	Half	Half
		year	year	year
		Mar 07	Sep 06	Mar 06
		Inflows	Inflows	Inflows
	Note	(Outflows)	(Outflows)	(Outflows)
		$M	$M	$M
Cash flows from operating activities
Interest received		12,863	11,835	11,179
Dividends received		31	4	49
Fee income received		1,106	1,066	1,016
Other income received		525	476	581
Interest paid		(8,876)	(7,377)	(7,299)
Personnel expenses paid		(1,466)	(1,354)	(1,383)
Premises expenses paid		(204)	(191)	(188)
Other operating expenses paid		(1,312)	(1,172)	(1,244)
Recovery from NHB litigation		—	27	87
Income taxes paid
Australia		(902)	(249)	(539)
Overseas		(190)	(355)	(82)
Goods and Services Tax paid		(4)	(13)	(5)
(Increase)/decrease in operating assets:
Liquid assets - greater than three months		905	498	(1,798)
Due from other financial institutions		(357)	512	806
Trading Securities		(4,624)	(1,666)	(15)
Regulatory deposits		(25)	5	(47)
Loans and advances		(13,067)	(12,879)	(13,969)
Increase/ (decrease) in operating liabilities
Deposits and other borrowings		7,792	7,400	8,729
Due to other financial institutions		993	700	1,159
Payables and other liabilities		(665)	(474)	1,015
Net cash (used in) operating activities	16	(7,477)	(3,207)	(1,948)
Cash flows from investing activities
Net decrease/(increase)
Available for sale assets
Purchases		(8,272)	(5,290)	(10,190)
Proceeds from sale or maturity		8,976	8,022	8,217
Controlled entities and associates
Purchased (net of cash acquired)		(53)	(227)	(62)
Proceeds from sale (net of cash disposed)		400	14	—
Premises and equipment
Purchases		(199)	(97)	(153)
Proceeds from sale		16	17	2
Other		172	1,611	86
Net cash provided by/ (used in) investing activities		1,040	4,050	(2,100)
Cash flows from financing activities
Net (decrease)increase
Bonds and notes
Issue proceeds		11,497	7,582	9,924
Redemptions		(4,351)	(4,810)	(4,139)
Loan capital
Issue proceeds		1,141	639	609
Redemptions		(500)	(656)	—
Change in minority interests		(2)	(2)	2
Dividends paid		(1,163)	(941)	(989)
Share capital issues		63	72	75
Share capital buyback		—	—	(146)
Net cash provided by financing activities		6,685	1,884	5,336
Net cash (used in) operating activities		(7,477)	(3,207)	(1,948)
Net cash provided by/(used in) investing activities		1,040	4,050	(2,100)
Net cash provided by financing activities		6,685	1,884	5,336
Net increase/(decrease) in cash and cash equivalents		248	2,727	1,288
Cash and cash equivalents at beginning of period		20,344	16,845	13,702
Foreign currency translation		(2,338)	772	1,855
Cash and cash equivalents at end of period	16	18,254	20,344	16,845

The notes appearing on pages 69 to 105 form an integral part of these financial statements

Notes to Condensed Financial statements (Unaudited)

1.              Significant Accounting Policies

(i)                        Basis of preparation

These consolidated financial statements comprise a general purpose financial report and:

•          should be read in conjunction with the ANZ Financial Report and the ANZ Concise Annual Report for the year ended 30 September 2006 and any public announcements made by the Parent entity and its controlled entities (the Group) for the half year ended 31 March 2007 in accordance with the continuous disclosure obligations under the Corporations Act 2001 (as amended) and the ASX Listing Rules;

•          are presented in Australian dollars unless otherwise stated;

•          comply with the accounts provisions of the Banking Act 1959;

•          have been prepared in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001;

•          are condensed financial statements as defined in AASB 134: ‘Interim Financial Reporting’.  This report does not include all notes of the type normally included in the annual financial report; and

•          have been prepared in accordance with the historical cost convention except that the following assets and liabilities are stated at their fair value: derivative financial instruments including the fair value of any applicable underlying exposure, assets treated as available-for-sale, financial instruments held for trading, term funding instruments including specific bonds and notes, and defined benefit plans assets and liabilities.

These condensed consolidated interim financial statements were approved by the Board of Directors on 26 April 2007.

The preparation of the financial report requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable.  Actual results may differ from these estimates.  Such estimates may require review in future periods.

All amounts in the financial report have been rounded to the nearest million dollars in accordance with class order 98/100, dated 10 July 1998 (as amended).

The accounting policies and methods of computation adopted in the preparation of these condensed consolidated interim financial statements are consistent with those adopted and disclosed in the Group’s 2006 annual financial report for the year ended 30 September 2006 except for the following change in accounting policy:

•          In May 2005, AASB 2005-1 (an amendment to AASB 139: ‘Financial Instruments: Recognition and Measurement’) was issued which stipulated circumstances in which a hedge of a forecast intragroup transaction qualified for hedge accounting.  As a result of this amendment, cash flow hedge relationships covering New Zealand’s revenue flows no longer qualified for hedge accounting.  The realised gains on the hedges of future years’ New Zealand dollar revenues of $141 million (net of tax) that were included in the hedging reserve at 30 September 2006 were, in line with the transitional provisions of AASB 2005-1, transferred directly to retained earnings.

The Group’s key accounting policies that have been applied in preparing these condensed consolidated interim financial statements follow.

(ii)                    Consolidation

The financial statements comprise the financial statements of Australia and New Zealand Banking Group Limited (the Company) and all its controlled entities where it is determined that there is a capacity to control.  Control means the power to govern directly or indirectly the financial and operating policies of an entity so as to obtain benefits from its activities.

In relation to special purpose entities, such control is deemed to exist where:

•              in substance, the majority of the residual risks and rewards from their activities accrue to the Group; or

•             in substance, the Group controls their decision making powers so as to obtain the majority of the risks and rewards from their activities.

(iii)                Interest income and interest expense

Interest income and interest expense are recognised in the income statement as they accrue using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or financial liability and allocates the interest income or interest expense, including fees and directly related transaction costs that are an integral part of the effective interest rate, over the expected life of the financial instrument.  Income and expense on the financial instruments are recognised on an effective yield basis in proportion to the amount outstanding over the period to maturity or repayment.

Loan commitment fees, together with related direct costs, are deferred and recognised as an adjustment to the interest yield on the loan once drawn or immediately to the income statement for expired commitments.

Fees and commissions payable to brokers in respect of originating lending business, where these are direct and incremental costs related to the issue of a financial instrument, are deferred in net loans and advances and recognised in interest income as part of the effective interest rate.

(iv)                   Fee and commission income

Fees and commissions that are integral to the effective interest rate of a financial asset or liability are included in the determination of the effective interest rate.

Fees and commissions that relate to the execution of a significant act (for example, advisory or arrangement services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services (for example, maintaining and administering existing facilities) are recognised as income over the period the service is provided.

(v)                       Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. At the Group level, this generally arises in the following circumstances:

•      where transaction costs form an integral part of the effective interest rate of a financial instrument which is measured at amortised cost, these are offset against the interest income generated by the financial instrument;

•      where gains and losses relating to fair value hedges are assessed as being effective;

•      where gains and losses from a group of similar transactions are reported on a net basis, such as foreign exchange gains and losses;

•      where amounts are collected on behalf of third parties, where the Group is acting as an agent only; or

•      where costs are incurred on behalf of customers from whom the Group is reimbursed.

(vi)                   Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from one or more underlying price, index or other variables. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivative financial instruments are entered into by the Group for trading purposes (including customer-related reasons), or for hedging purposes (where the derivative instruments are used to hedge the Group’s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions).

Derivative financial instruments are recognised initially at fair value with gains or losses from subsequent measurement at fair value being recognised in the income statement. Where the derivative is designated effective as a hedging instrument, the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting are as follows:

•              Fair value hedge

Where the Group hedges the fair value of a recognised asset or liability or firm commitment, changes in the fair value of the derivative designated as a fair value hedge are recognised in the income statement. Changes in the fair value of the hedged item attributable to the hedged risk are reflected in adjustments to the carrying value of the hedged items, which are also recognised in the income statement.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over the period to maturity of the hedged item.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

•              Cash flow hedge

The Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, a foreign exchange component of a firm commitment or a highly probable forecast transaction.  The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the hedging reserve which forms part of shareholders’ equity.  Any ineffective portion is recognised immediately in the income statement.  Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the hedging reserve, and is subsequently transferred to the income statement when the hedged item is recognised in the income statement.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised immediately in the income statement.

•              Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.  The gain or loss from remeasuring the fair value of the hedging instrument relating to the effective portion of the hedge is deferred in equity and the ineffective portion is recognised immediately in the income statement.

All gains and losses from changes in the fair value of derivatives, that are not designated in a hedging relationship but are entered into to manage the interest rate and foreign exchange risk of funding instruments, are recognised in the income statement.  Under certain circumstances, the component of the fair value change in the derivative which relates to current period realised and unrealised interest, is included in net interest income.  The remainder of the fair value movement is included in other income.

Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not measured at fair value via the profit and loss.  The embedded derivative is measured at fair value with changes in fair value immediately recognised in the income statement.

(vii)               Trading Securities and other financial assets at fair value through profit or loss

Trading securities and other financial instruments acquired principally for the purpose of selling in the short-term or which are part of a portfolio which is managed for short-term profit-taking are initially recognised at fair value and subsequently measured in the balance sheet at their fair value.

In addition, certain financial assets and liabilities are measured at fair value through profit or loss where either of the following applies:

•              doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognising the gains or losses on them, on different bases; or

•              a group of financial assets, financial liabilities or both is managed and its performance evaluated on a fair value basis.

Changes in the fair value (gains or losses) of financial instruments are recognised in the income statement in the period in which they occur.

(viii)           Available-for-sale assets

Available-for-sale assets comprise non-derivative financial assets which the Group designates as available-for-sale but which are not deemed to be held principally for trading purposes, and include equity investments, certain loans and advances and fixed term securities.  They are initially recognised at fair value plus transaction costs.  Subsequent gains or losses arising from changes in fair value are included as a separate component of equity, the ‘available-for-sale revaluation reserve’.  When an available-for-sale asset is sold, the cumulative gain or loss relating to the asset is transferred to the income statement.

Where there is objective evidence of impairment of an available-for-sale asset, the cumulative loss related to that asset is removed from equity and recognised in the income statement.  If, in a subsequent period, the amount of an impairment loss relating to an available-for-sale debt instrument decreases and the decrease can be linked objectively to an event occurring after the impairment event, the loss is reversed through the income statement.

Premiums and discounts are included within the calculation of the fair value of the security.  Interest income is accrued on an effective yield basis and dividend income is recognised when the right to receive payment is established.

(ix)                  Impairment of loans and advances

Loans and advances are reviewed at least each reporting date for impairment.

Credit impairment provisions are raised for exposures that are known to be impaired.  Exposures are impaired and impairment losses are recorded if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that loss event or events has had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans that can be reliably estimated.

Impairment is assessed individually for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired

Exposures that are assessed collectively are placed in pools of similar assets with similar risk characteristics.  The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool.  The historical loss experience is adjusted based on current observable data.

The estimated impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted to their present value.  As this discount unwinds during the period between recognition of impairment and recovery of the cash flow, it is recognised in interest income.  The process of estimating the amount and timing of cash flows involves considerable management judgement.  These judgements are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for impairment loss (individual and collective) is deducted from loans and advances in the balance sheet and the movement for the reporting period is reflected in the income statement.  When a loan is uncollectible, it is written-off against the related provision for loan impairment.  Subsequent recoveries of amounts previously written-off are indirectly credited back to the income statement.

Where impairment losses recognised in previous periods have subsequently decreased or no longer exist, such impairments are indirectly reversed in the income statement.

A provision is also raised for off balance sheet items such as commitments and guarantees that are considered to be onerous.

(x)                      Goodwill and other intangible assets

•              Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and not amortised, but assessed for impairment annually and whenever there is an indication that the goodwill may be impaired.  This involves, where required, using the discounted cash flow (DCF) or the capitalisation of earnings methodology (CEM) to determine the expected future benefits of the cash-generating unit.  Where the assessment results in the goodwill balance exceeding the value of expected future benefits the difference is charged to the income statement.

Any impairment of goodwill is not subsequently reversed.

•              Other intangible assets

Other intangible assets include costs incurred in acquiring and building software and computer systems (“software”).

Software is amortised using the straight-line method over its expected useful life to the Group.  The period of amortisation is between 3 and 5 years except for branch front-end applications where 7 years is used.

At each reporting date, software assets are reviewed for impairment.  If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value.  Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.

Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

(xi)                  Premises and equipment impairment assessment

At each reporting date, the carrying amounts of premises and equipment are reviewed for impairment.  If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value.  Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.  If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(xii)              Employee benefits

•              Defined benefit superannuation schemes

The Group operates a number of defined benefit schemes.  The liability and expense related to providing benefits to employees under each defined benefit scheme are calculated by independent actuaries.  A defined benefit liability is recognised to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of each scheme’s assets.  Where this calculation results in a benefit to the Group, a defined benefit asset is recognised, which is capped at the recoverable amount.  In each subsequent reporting period, ongoing movements in the defined benefit liability or asset carrying value is treated as follows:

•              the net movement relating to the current period’s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements) is recognised as an employee expense in the income statement

•              movements relating to actuarial gains and losses are recognised directly in retained earnings

•              contributions made are recognised directly against the net defined benefit position.

•              Share-based compensation

The Group has various equity settled share-based compensation plans.  These are described in Note 47 of the 2006 Annual Financial Report and comprise largely the Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ ordinary shares

The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan are measured at grant date, using the one-day volume weighted average market price of ANZ shares.  The fair value is expensed immediately when shares vest immediately or on a straight-line basis over the relevant vesting period.  This is recognised as an employee compensation expense with a corresponding increase in equity.

Share options

The fair value of share options is measured at grant date, using an option pricing model.  The fair value is expensed on a straight-line basis over the relevant vesting period.  This is recognised as an employee compensation expense with a corresponding increase in the share options reserve.  The option pricing model takes into account the exercise price of the option, the risk free interest rate, the expected volatility of ANZ ordinary share price and other factors.  Market vesting conditions are taken into account in estimating the fair value.

Performance rights

A Performance Right is a right to acquire a share at nil cost to the employee, subject to satisfactorily meeting time and performance hurdles.  Upon exercise, each Performance Right entitles the holder to one ordinary share in ANZ.  The fair value of Performance Rights is determined at grant date using an option pricing model, taking into account market conditions.  The fair value is expensed over the relevant vesting period.  This is recognised as an employee expense with a corresponding increase in the share options reserve.

Other adjustments

Subsequent to the grant of an equity-based award, the amount recognised as an expense is adjusted for vesting conditions other than market conditions so that, ultimately, the amount recognised as an expense is based on the number of equity instruments that eventually vest.

Treasury shares

Shares in the Company which are purchased on-market by the ANZ Employee Share Acquisition Plan are classified as treasury shares (to the extent that they relate to unvested employee share-based awards) and deducted from share capital.

(xiii)          Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where:

•              there is a current enforceable legal right to offset the asset and liability, and

•              there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(xiv)             Income tax

•              Income tax expense

Income tax on earnings for the period comprises current and deferred tax and is based on the applicable tax law in each jurisdiction.  It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

•              Current tax

Current tax is the expected tax payable on taxable income for the period, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date, including any adjustment for tax payable in previous periods.  Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

•              Deferred tax

Deferred tax is accounted for using the tax balance sheet method.  It is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date.  The measurement reflects the tax consequences that would follow from the manner in which the Group, at the reporting date, recovers or settles the carrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from the initial recognition of goodwill.  Deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that temporary differences will not reverse in the foreseeable future.  Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

•              Offsetting

Current and deferred tax assets and liabilities are offset only to the extent that they relate to income taxes imposed by the same taxation authority, there is a legal right and intention to settle on a net basis and it is allowed under the tax law of the relevant jurisdiction.

2.                           Income

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Interest income	12,518	11,524	10,777	9%	16%
Interest expense	(8,907)	(7,949)	(7,409)	12%	20%
Net interest income	3,611	3,575	3,368	1%	7%

i) Fee and commission income
Lending fees	232	215	215	8%	8%
Non-lending fees and commissions	1,033	1,017	939	2%	10%
Total fee and commission income	1,265	1,232	1,154	3%	10%
Fee and commission expense(1)	(122)	(116)	(125)	5%	-2%
Net fee and commission income	1,143	1,116	1,029	2%	11%
ii) Other income
Foreign exchange earnings(2)	233	220	227	6%	3%
Net gains/(losses) from trading securities	(25)	(24)	17	4%	large
Net gains from trading derivatives	198	89	127	large	56%
Movement on financial instruments measured at fair value through profit & loss(3)	41	31	18	32%	large
Settlement of ANZ National Bank warranty claims	—	—	14	n/a	-100%
Gain from the sale of Fleet Business	195	—	—	n/a	n/a
Share of joint venture profit from ING Australia	74	62	57	19%	30%
Share of joint venture profit from ING (NZ)	9	8	11	13%	-18%
Share of associates profit - International Partnerships	25	19	15	32%	67%
Share of associates profit - other	5	4	3	25%	67%
Private equity and infrastructure earnings(4)	16	12	10	33%	60%
Other	88	77	67	14%	31%
Total other income	859	498	566	72%	52%
Total other operating income	2,002	1,614	1,595	24%	26%
Total income	14,520	13,138	12,372	11%	17%
Profit before income tax as a % of total income	20.57%	20.25%	20.64%

(1)          Comprises interchange fees paid

(2)          March 2007 half comprises core foreign exchange earnings $237 million less $4 million non-core NZD revenue hedge volatility

(3)          Includes any fair value movements on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges and fair value movement in bonds and notes designated at fair value

(4)          Includes earnings from private equity and infrastructure portfolios.  Includes share of associates’ profit $8 million (Sep 2006 half: $11 million; Mar 2006 half: $4 million)

3.                           Operating expenses

\	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Personnel
Employee entitlements and taxes	109	101	106	8%	3%
Salaries and wages	942	874	872	8%	8%
Superannuation costs - defined benefit plans	6	7	4	-14%	50%
Superannuation costs - defined contribution plans	87	80	80	9%	9%
Equity-settled share-based payments	36	38	38	-5%	-5%
Temporary staff	64	57	64	12%	0%
Other	207	233	228	-11%	-9%
Total personnel expenses	1,451	1,390	1,392	4%	4%
Premises
Depreciation and amortisation	19	17	16	12%	19%
Rent	124	115	113	8%	10%
Utilities and other outgoings	65	64	64	2%	2%
Other	15	11	12	36%	25%
Total premises expenses	223	207	205	8%	9%
Computer
Computer contractors	26	23	24	13%	8%
Data communications	31	29	28	7%	11%
Depreciation and amortisation	102	104	104	-2%	-2%
Rentals and repairs	37	33	35	12%	6%
Software purchased	60	64	53	-6%	13%
Other	22	31	20	-29%	10%
Total computer expenses	278	284	264	-2%	5%
Other
Advertising and public relations	71	95	80	-25%	-11%
Audit fees	4	6	3	-33%	33%
Depreciation of furniture and equipment	26	25	23	4%	13%
Freight and cartage	27	24	23	13%	17%
Non-lending losses, frauds and forgeries	16	19	36	-16%	-56%
Settlement of NHB insurance claim	—	—	(113)	n/a	-100%
Postage and stationery	57	59	57	-3%	0%
Professional fees	65	66	61	-2%	7%
Telephone	28	28	28	0%	0%
Travel	74	71	65	4%	14%
Other	66	72	61	-8%	8%
Total other expenses	434	465	324	-7%	34%
Operating expenses(1)	2,386	2,346	2,185	2%	9%

(1)          Includes ANZ National Bank incremental integration costs $nil (Sep 2006 half: $nil; Mar 2006 half: $39 million)

4.                           Income tax expense

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Reconciliation of the prima facie income tax expense on pre-tax profit with the income tax expense charged in the Income Statement
Profit before income tax	2,987	2,660	2,554	12%	17%
Prima facie income tax expense at 30%	896	798	766	12%	17%
Tax effect of permanent differences:
Overseas tax rate differential	13	9	16	44%	-19%
Rebateable and non-assessable dividends	(6)	(3)	(3)	100%	100%
Other non-assessable income	(3)	(4)	(5)	-25%	-40%
Profit from associates and joint venture entities	(36)	(31)	(26)	16%	38%
Other	19	15	(6)	27%	large
	883	784	742	13%	19%
Income tax (over) provided in previous years	—	(4)	—	-100%	n/a
Total income tax expense charged in the income statement	883	780	742	13%	19%
Australia	600	510	474	18%	27%
Overseas	283	270	268	5%	6%
	883	780	742	13%	19%
Effective Tax Rate - Group	29.6%	29.3%	29.1%
Tax expense comprises:
Current tax expense	908	901	846	1%	7%
Deferred tax expense	(25)	(121)	(104)	-79%	-76%
	883	780	742	13%	19%

5.     Dividends

Ordinary Shares

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Dividend per ordinary share (cents)
Interim (fully franked)	62	n/a	56	n/a	11%
Final (fully franked)	n/a	69	n/a	n/a	n/a

Ordinary share dividend
Interim dividend	—	1,024	—	n/a	n/a
Final dividend	1,267	—	1,078	n/a	18%
Bonus option plan adjustment	(19)	(16)	(18)	19%	6%
Total(1)	1,248	1,008	1,060	24%	18%
Ordinary share dividend payout ratio(2) (%)	54.9%	68.0%	56.9%

(1)  Dividends recorded when paid

(2)  Dividend payout ratio calculated using proposed interim dividend of $1,144 million not included in the above table. Dividend payout ratios for the September 2006 half year and the March 2006 half year calculated using $1,267 million and $1,024 million respectively

Preference Shares

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Preference share dividend
Euro Hybrid	17	15	12	13%	42%

Dividend per preference share
Euro Hybrid	€20.89	€17.84	€14.86	17%	41%

6.     Earnings per share

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%

Number of fully paid ordinary shares on issue (M)	1,844.7	1,836.6	1,828.7	0%	1%

Basic
Profit attributable to shareholders of the Company ($M)	2,102	1,877	1,811	12%	16%
Less Preference share dividends ($M)	(17)	(15)	(12)	13%	42%
Profit excluding preference share dividends ($M)	2,085	1,862	1,799	12%	16%
Weighted average number of ordinary shares (M)	1,841.6	1,832.2	1,828.4	1%	1%
Basic earnings per share (cents)	113.2	101.6	98.4	11%	15%

Diluted
Profit excluding preference share dividends ($M)	2,085	1,862	1,799	12%	16%
Interest on US Trust securities(1)($M)	22	24	29	-8%	-24%
Interest on ANZ StEPS(2)($M)	24	23	22	4%	9%
Profit attributable to shareholders of the Company excluding interest on US Trust securities and ANZ StEPS ($M)	2,131	1,909	1,850	12%	15%
Adjusted weighted average number of shares on issue (M)	1,841.6	1,832.2	1,828.4	1%	1%
Weighted average number of convertible options (M)	14.4	13.0	11.9	11%	21%
Weighted average number of convertible US Trust securities at current market price(1) (M)	45.9	54.8	58.0	-16%	-21%
Weighted average number of convertible ANZ StEPS securities(2) (M)	34.5	38.2	38.7	-10%	-11%
Adjusted weighted average number of shares - diluted (M)	1,936.4	1,938.2	1,937.0	0%	0%
Diluted earnings per share (cents)	110.0	98.5	95.5	12%	15%

(1)  The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date.  The US Stapled Trust Security issue can be de-stapled and the investor left with coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances.  AASB 133 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS.  The inclusion of this issue in EPS increased the diluted number of shares by 45.9 million

(2)  ANZ StEPS (issued on 23 September 2003) convert to either $100 for each ANZ StEPS share or a number of ordinary shares calculated at the market price of ANZ ordinary shares less 2.5%.  The inclusion of this issue in EPS increased the diluted number of shares by 34.5 million

7.     Net loans and advances

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Australia
Overdrafts	6,456	6,237	5,780	4%	12%
Credit card outstandings	6,506	6,190	5,904	5%	10%
Term loans - housing	106,953	101,945	96,846	5%	10%
Term loans - non-housing	57,217	53,905	50,873	6%	12%
Lease finance	2,074	2,580	2,774	-20%	-25%
Other	9,799	9,650	9,795	2%	0%
	189,005	180,507	171,972	5%	10%

New Zealand
Overdrafts	1,822	1,666	1,677	9%	9%
Credit card outstandings	1,152	1,081	1,033	7%	12%
Term loans - housing	40,841	37,845	34,961	8%	17%
Term loans - non-housing	28,145	26,979	25,103	4%	12%
Lease finance	239	421	361	-43%	-34%
Other	901	937	901	-4%	0%
	73,100	68,929	64,036	6%	14%

Overseas markets
Overdrafts	513	518	434	-1%	18%
Credit card outstandings	200	198	184	1%	9%
Term loans - housing	847	766	693	11%	22%
Term loans - non-housing	7,567	8,347	8,051	-9%	-6%
Lease finance	183	179	217	2%	-16%
Other	239	194	156	23%	53%
	9,549	10,202	9,735	-6%	-2%
Total gross loans and advances	271,654	259,638	245,743	5%	11%
Less provisions for credit impairment (refer note 9)	(2,283)	(2,226)	(2,219)	3%	3%
Less income yet to mature(1)	(2,110)	(2,002)	(1,978)	5%	7%
Add capitalised brokerage\mortgage origination fees	548	539	507	2%	8%
	(3,845)	(3,689)	(3,690)	4%	4%
Total net loans and advances	267,809	255,949	242,053	5%	11%

(1)  Includes fees capitalised and amortised using the effective interest method of $314 million (Sep 2006 half: $343 million; Mar 2006 half: $364 million)

The following table shows gross loans and advances for New Zealand in NZD terms.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
New Zealand	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	NZD M	NZD M	NZD M	%	%

Overdrafts	2,061	1,908	1,962	8%	5%
Credit card outstandings	1,303	1,238	1,209	5%	8%
Term loans - housing	46,199	43,351	40,904	7%	13%
Term loans - non-housing	31,838	30,904	29,371	3%	8%
Lease finance	270	482	422	-44%	-36%
Other	1,020	1,075	1,054	-5%	-3%
	82,691	78,958	74,922	5%	10%

8.     Impaired financial assets

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Summary of impaired financial assets
Non-performing loans	640	661	726	-3%	-12%
Restructured loans	—	—	—	n/a	n/a
Unproductive facilities	109	37	76	large	43%
Gross impaired financial assets	749	698	802	7%	-7%
Less individual provisions:
Non-performing loans	(275)	(279)	(305)	-1%	-10%
Unproductive facilities	(27)	(7)	(11)	large	large
Net impaired financial assets	447	412	486	8%	-8%

Non-performing loans
Australia	507	507	516	0%	-2%
New Zealand	105	132	177	-20%	-41%
Overseas markets	28	22	33	27%	-15%
Gross non-performing loans	640	661	726	-3%	-12%
Less individual provisions:
Australia	216	212	212	2%	2%
New Zealand	42	52	75	-19%	-44%
Overseas markets	17	15	18	13%	-6%
Individual provisions	275	279	305	-1%	-10%
Net non-performing loans	365	382	421	-4%	-13%

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Unproductive facilities
Australia	105	29	63	large	67%
New Zealand	4	7	6	-43%	-33%
Overseas markets	—	1	7	-100%	-100%
Gross unproductive facilities	109	37	76	large	43%
Less individual provisions:
Australia	27	6	9	large	large
New Zealand	—	—	—	n/a	n/a
Overseas markets	—	1	2	-100%	-100%
Individual provisions	27	7	11	large	large
Net unproductive facilities	82	30	65	large	26%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
New and increased non-performing loans
Australia	430	370	513	16%	-16%
New Zealand	74	65	102	14%	-27%
Overseas markets	27	19	15	42%	80%
Total new non-performing loans(1)	531	454	630	17%	-16%

(1)  Includes $141 million relating to Consumer Finance (Sep 2006 half: $138 million; Mar 2006 half: $100 million)

The following amounts are not classified as individually impaired financial assets and therefore are not included within the summary on page 82.

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Accruing loans past due 90 days or more(1)
Australia	459	406	339	13%	35%
New Zealand	106	75	74	41%	43%
Overseas markets	20	18	15	11%	33%
	585	499	428	17%	37%

(1)  Includes unsecured credit card and personal loans 90 day past due accounts which are allowed by APRA to be retained on an accrual basis for up to 180 days past due amounting to $101 million (Sep 2006 half: $84 million; Mar 2006 half: $80 million).  The remainder of 90 day past due accounts are predominantly held on an accrual basis having been assessed as ‘well secured’, for example no loss of principal or interest is expected

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

9.     Provision for credit impairment
	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Collective provision
Balance at start of period	1,940	1,903	2,167	2%	-10%
Adjustment due to adoption of accounting standard AASB 139	—	—	(288)	n/a	-100%
Restated balance at start of period	1,940	1,903	1,879	2%	3%
Charge to income statement	52	33	36	58%	44%
Provisions raised (disposed)	(4)	—	—	n/a	n/a
Adjustment for exchange rate fluctuations	(7)	4	(12)	large	-42%
Total collective provision(1)	1,981	1,940	1,903	2%	4%
Individual provision
Balance at start of period	286	316	273	-9%	5%
Adjustment due to adoption of accounting standard AASB 139	—	—	(1)	n/a	-100%
Restated balance at start of period	286	316	272	-9%	5%
Charge to income statement	188	150	188	25%	0%
Adjustment for exchange rate fluctuations	(6)	(1)	(3)	large	100%
Discount unwind	(10)	(13)	(13)	-23%	-23%
Bad debts written off	(253)	(239)	(182)	6%	39%
Recoveries of amounts previously written off	97	73	54	33%	80%
Total individual provision	302	286	316	6%	-4%
Total provision for credit impairment	2,283	2,226	2,219	3%	3%

(1)  The Collective Provision includes amounts for off balance sheet credit exposures, $256 million at 31 March 2007 (Sep 2006: $260 million; Mar 2006: $254 million).  The impact on the income statement for the period ended 31 March 2007 was a $3 million release (Sep 2006 half: $5 million charge; Mar 2006 half: $nil).

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Provision movement analysis
New and increased provisions
Australia	285	253	255	13%	12%
New Zealand	38	41	40	-7%	-5%
Overseas markets	22	17	12	29%	83%
	345	311	307	11%	12%
Provision releases	(60)	(88)	(65)	-32%	-8%
	285	223	242	28%	18%
Recoveries of amounts previously written off	(97)	(73)	(54)	33%	80%
Individual provision charge	188	150	188	25%	0%
Increase to collective provision	52	33	36	58%	44%
Charge to Income Statement	240	183	224	31%	7%

				Movt	Movt
	As at	As at	As at	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Individual provision balance
Australia	243	218	221	11%	10%
New Zealand	42	52	75	-19%	-44%
Domestic markets	285	270	296	6%	-4%
Overseas markets	17	16	20	6%	-15%
Total individual provision	302	286	316	6%	-4%

10.  Deposits and other borrowings
	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Certificates of deposits	23,004	23,248	23,238	-1%	-1%
Term Deposits	63,672	59,676	55,002	7%	16%
Other deposits bearing interest	87,657	80,118	71,643	9%	22%
Deposits not bearing interest	9,234	9,352	9,334	-1%	-1%
Commercial paper	15,497	20,750	25,669	-25%	-40%
Borrowing corporations’ debt	10,660	10,656	10,919	0%	-2%
Other borrowings	861	994	1,045	-13%	-18%
Total deposits and other borrowings	210,585	204,794	196,850	3%	7%

11.  Loan capital
	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Hybrid loan capital
US stapled trust security issue(1)	1,362	1,471	1,536	-7%	-11%
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)(2)	1,000	1,000	1,000	0%	0%
Perpetual subordinated notes	721	401	419	80%	72%
Subordinated notes	8,733	8,254	8,166	6%	7%
Total Loan Capital	11,816	11,126	11,121	6%	6%

(1)  Loan capital of USD1.1 billion is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes.  Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

(2)  ANZ StEPS securities are classified as loan capital instead of share capital under AIFRS financial reporting

12.  Share Capital

        Issued and quoted securities

		Issue price	Amount paid
	Number quoted	per share	up per share
Ordinary shares
As at 31 March 2007	1,844,698,259
Issued during the half year	8,126,144
Bought back during half year	—
Preference shares
As at 31 March 2007 Euro Hybrid(1)	500,000	€1,000	€1,000

(1)  On 13 December 2004 the Group issued €500 million hybrid capital into the European market.  The instruments consist of a coupon paying note issued by ANZ Jackson Funding PLC stapled to a fully paid up €1,000 preference share issued by Australia and New Zealand Banking Group Limited

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
Profit as a % of shareholders’ equity including preference shares at end of period	20.2%	18.9%	19.3%

13.  Shareholders’ Equity

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Share capital
Balance at start of period	9,142	8,939	9,911	2%	-8%
Adjustment due to adoption of AIFRS	—	—	(987)	n/a	-100%
Restated balance at beginning of period	9,142	8,939	8,924	2%	2%
Ordinary share capital
Dividend reinvestment plan	102	80	85	28%	20%
Group employee share acquisition scheme(1)	(22)	53	37	large	large
Group share option scheme	63	70	39	-10%	62%
Group Share Buyback	—	—	(146)	n/a	-100%
Total share capital	9,285	9,142	8,939	2%	4%

Foreign currency translation reserve
Balance at start of period	(646)	(748)	(443)	-14%	46%
Currency translation adjustments net of hedges after tax	(89)	102	(305)	large	-71%
Total foreign currency translation reserve	(735)	(646)	(748)	14%	-2%

Share option reserve(2)
Balance at start of period	63	78	67	-19%	-6%
Share-based payments	7	(14)	11	large	-36%
Transfer (to) retained earnings(3)	—	(1)	—	-100%	n/a
Total share option reserve	70	63	78	11%	-10%

Available-for-sale revaluation reserve(4)
Balance at start of period	2	8	n/a	-75%	n/a
Adjustments on adoption of accounting policies specified by AASB 132 & AASB 139	—	—	(10)	n/a	-100%
Restated balance at beginning of period	2	8	(10)	-75%	large
Valuation gain recognised after tax	16	2	18	large	-11%
Cumulative (gain) transferred to the income statement on sale of financial assets	(17)	(8)	—	large	n/a
Total available-for-sale revaluation reserve	1	2	8	-50%	-88%

(1)  Includes $46 million of treasury shares purchased relating to share-based payments during the half year ended 31 March 2007

(2)  The share option reserve arises on the grant of share options to selected employees under the ANZ share option plan.  Amounts are transferred out of the reserve and into share capital when the options are exercised

(3)  The transfer of balances from share option, general and capital reserves to retained earnings represent items of a distributable nature

(4)  The available-for-sale revaluation reserve arises on the revaluation of available-for-sale financial assets.  Where a revalued financial asset is sold, that portion of the reserve which relates to that financial asset, is realised and recognised in the profit or loss.  Where a revalued financial asset is impaired, that portion of the reserve which relates to that financial asset is recognised in the profit or loss

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Hedging reserve(5)
Balance at start of period	227	176	n/a	29%	n/a
Adjustments on adoption of accounting policies specified by AASB 132 & AASB 139	—	—	162	n/a	-100%
Adjustment on adoption of AASB 2005-1(6)	(141)	—	—	n/a	n/a
Restated balance at beginning of period	86	176	162	-51%	-47%
Gain recognised after tax	60	93	28	-35%	large
Transferred to income statement	(6)	(42)	(14)	-86%	-57%
Total hedging reserve	140	227	176	-38%	-20%

General reserve
Balance at the start of the period	—	181	181	-100%	-100%
Transfer (to) retained earnings(3)	—	(181)	—	-100%	n/a
Total general reserve	—	—	181	n/a	-100%

Capital reserve
Balance at the start of the period	—	149	149	-100%	-100%
Transfer (to) retained earnings(3)	—	(149)	—	-100%	n/a
Total capital reserve	—	—	149	n/a	-100%
Total reserves	(524)	(354)	(156)	48%	large

Retained earnings
Balance at start of period	11,084	9,979	9,646	11%	15%
Adjustment on adoption of AIFRS(7)	—	—	(431)	n/a	-100%
Adjustment on adoption of AASB 2005-1(6)	141	—	—	n/a	n/a
Restated balance at beginning of period	11,225	9,979	9,215	12%	22%
Profit attributable to shareholders of the Company	2,102	1,877	1,811	12%	16%
Total available for appropriation	13,327	11,856	11,026	12%	21%
Transfers from reserves	—	331	—	-100%	n/a
Actuarial gain (loss) on defined benefit plans after tax(8)	55	(80)	25	large	large
Ordinary share dividends paid	(1,248)	(1,008)	(1,060)	24%	18%
Preference share dividends paid	(17)	(15)	(12)	13%	42%
Retained earnings at end of period	12,117	11,084	9,979	9%	21%

Share capital and reserves attributable to shareholders’ of the Company	20,878	19,872	18,762	5%	11%
Minority interest	32	34	34	-6%	-6%
Total equity	20,910	19,906	18,796	5%	11%

(5)  The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges.  The cumulative deferred gain or loss on the hedge is recognised in the profit or loss when the hedged transaction impacts profit or loss, consistent with the applicable accounting policy

(6)  Under the provisions of AASB 2005-1, hedge accounting is not available for the NZ revenue hedges effective 1 October 2006 (refer Note 1(i))

(7)  Comprises

•      Remeasurement of the carrying value of the Group’s investment in INGA as at 1 October 2005

•      Adjustment in respect of hedging derivative financial instruments as at 1 October 2005

•      Recognition of the fair value of derivatives relating to securitisation and structured finance transactions as at 1 October 2005

•      Deferral of previously recognised fees now treated as an adjustment to yield on 1 October 2005

•      Restatement of credit loss provisions to an AIFRS basis

(8)  ANZ has taken the option available under AASB 119 to recognise actuarial gains/losses on defined benefit superannuation plans directly in retained earnings

14.  Average balance sheet and related interest

Averages used in the following tables are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Impaired loans are included under the interest earning asset category, ‘net loans and advances’.  Intra-group interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Mar 07			Half year Sep 06			Half year Mar 06
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Interest earning assets
Due from other financial institutions
Australia	2,199	63	5.7%	1,563	39	5.0%	1,320	32	4.9%
New Zealand	1,770	59	6.7%	2,340	77	6.6%	2,131	69	6.5%
Overseas markets	4,735	125	5.3%	3,539	91	5.1%	4,586	99	4.3%
Trading and available for sale and other assets
Australia	16,367	512	6.3%	16,655	513	6.1%	15,255	433	5.7%
New Zealand	2,639	101	7.7%	2,625	99	7.5%	2,292	83	7.3%
Overseas markets	3,406	94	5.5%	3,078	77	5.0%	2,687	57	4.3%
Loans and advances
Australia	183,506	7,104	7.8%	175,106	6,491	7.4%	165,103	5,987	7.3%
New Zealand	70,881	3,073	8.7%	64,406	2,804	8.7%	65,866	2,849	8.7%
Overseas markets	10,138	377	7.5%	9,902	363	7.3%	9,172	308	6.7%
Acceptances
Australia	13,777	512	7.5%	13,847	494	7.1%	13,725	464	6.8%
Overseas markets	251	7	5.6%	262	7	5.3%	170	4	4.7%
Other assets
Australia	5,192	174	6.7%	4,326	189	8.7%	3,337	128	7.7%
New Zealand	4,948	189	7.7%	4,305	150	6.9%	4,417	133	6.0%
Overseas markets	3,701	128	6.9%	4,008	130	6.5%	4,303	131	6.1%
Intragroup assets
Australia	1,766	75	8.5%	—	—	—	—	—	—
Overseas markets	4,883	141	5.8%	10,959	287	5.2%	12,046	272	4.5%
	330,159	12,734		316,921	11,811		306,410	11,049
Intragroup elimination	(6,649)	(216)		(10,959)	(287)		(12,046)	(272)
	323,510	12,518	7.8%	305,962	11,524	7.5%	294,364	10,777	7.3%
Non-interest earning assets
Derivatives
Australia	10,526			12,476			6,708
New Zealand	2,010			3,004			2,180
Overseas markets	(216)			(594)			(564)
Premises and equipment	1,176			1,070			1,078
Other assets	14,382			12,656			13,794
Provisions for credit impairment
Australia	(1,650)			(1,635)			(1,499)
New Zealand	(414)			(406)			(432)
Overseas markets	(169)			(197)			(185)
	25,645			26,374			21,080
Total average assets	349,155			332,336			315,444

	Half year Mar 07			Half year Sep 06			Half year Mar 06
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Interest bearing liabilities
Time deposits
Australia	46,548	1,430	6.2%	44,482	1,294	5.8%	41,323	1,151	5.6%
New Zealand	27,579	994	7.2%	25,861	912	7.0%	26,868	927	6.9%
Overseas markets	14,477	379	5.3%	14,591	363	5.0%	12,802	283	4.4%
Savings deposits
Australia	16,171	285	3.5%	15,407	252	3.3%	14,765	228	3.1%
New Zealand	7,512	179	4.8%	6,662	154	4.6%	7,021	151	4.3%
Overseas markets	492	2	0.8%	630	7	2.2%	502	3	1.2%
Other demand deposits
Australia	44,898	1,132	5.1%	40,478	939	4.6%	37,384	812	4.4%
New Zealand	10,411	317	6.1%	8,612	260	6.0%	8,375	242	5.8%
Overseas markets	1,217	16	2.6%	1,038	13	2.5%	968	9	1.9%
Due to other financial institutions
Australia	6,735	202	6.0%	5,284	145	5.5%	3,012	78	5.2%
New Zealand	1,638	43	5.3%	1,795	49	5.4%	2,128	58	5.5%
Overseas markets	5,521	150	5.4%	5,331	142	5.3%	6,602	164	5.0%
Commercial paper
Australia	10,492	330	6.3%	12,104	362	6.0%	9,605	275	5.7%
New Zealand	5,933	228	7.7%	5,754	217	7.5%	6,879	253	7.4%
Overseas markets	1,858	49	5.3%	6,127	153	5.0%	8,626	180	4.2%
Borrowing corporations’ debt
Australia	8,910	271	6.1%	9,110	265	5.8%	9,124	257	5.6%
New Zealand	1,777	64	7.2%	1,765	63	7.1%	1,962	67	6.8%
Acceptances
Australia	13,777	436	6.3%	13,847	415	6.0%	13,725	384	5.6%
Overseas markets	251	6	4.8%	262	6	4.6%	170	4	4.7%
Loan capital, bonds and notes
Australia	52,932	1,717	6.5%	46,886	1,425	6.1%	43,593	1,252	5.8%
New Zealand	11,715	452	7.7%	9,693	372	7.7%	8,891	331	7.5%
Overseas markets	131	4	6.1%	133	4	6.0%	137	3	4.4%
Other liabilities(1)
Australia	5,022	162	n/a	5,395	71	n/a	4,847	233	n/a
New Zealand	155	37	n/a	64	44	n/a	234	50	n/a
Overseas markets	505	22	n/a	551	22	n/a	469	14	n/a
Intragroup liabilities
Australia	—	—	—	4,571	87	3.8%	5,724	82	2.9%
New Zealand	6,649	216	6.5%	6,388	200	6.2%	6,322	190	6.0%
	303,306	9,123		292,821	8,236		282,058	7,681
Intragroup elimination	(6,649)	(216)		(10,959)	(287)		(12,046)	(272)
	296,657	8,907	6.0%	281,862	7,949	5.6%	270,012	7,409	5.5%
Non-interest bearing liabilities
Deposits
Australia	4,657			4,437			4,387
New Zealand	3,681			3,507			3,858
Overseas markets	1,149			1,142			1,104
Derivatives
Australia	10,328			10,453			6,821
New Zealand	2,066			3,184			2,139
Overseas markets	(287)			(297)			(975)
Other liabilities	10,396			8,952			9,964
	31,990			31,378			27,298
Total average liabilities	328,647			313,240			297,310

(1)  Includes foreign exchange swap costs

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	$M	$M	$M
Total average assets
Australia	240,448	229,872	211,498
New Zealand	86,383	80,412	81,736
Overseas markets	28,973	33,011	34,256
less intragroup elimination	(6,649)	(10,959)	(12,046)
	349,155	332,336	315,444
% of total average assets attributable to overseas activities	31.6%	30.8%	33.0%

Average interest earning assets
Australia	222,807	211,497	198,740
New Zealand	80,238	73,676	74,706
Overseas markets	27,114	31,748	32,964
less intragroup elimination	(6,649)	(10,959)	(12,046)
	323,510	305,962	294,364

Total average liabilities
Australia	228,407	218,938	201,742
New Zealand	80,582	74,827	75,838
Overseas markets	26,307	30,434	31,776
less intragroup elimination	(6,649)	(10,959)	(12,046)
	328,647	313,240	297,310
% of total average liabilities attributable to overseas activities	30.5%	31.6%	34.1%

Total average shareholders’ equity
Ordinary share capital, reserves and retained earnings	19,637	18,225	17,263
Preference share capital	871	871	871
	20,508	19,096	18,134
Total average liabilities and shareholders’ equity	349,155	332,336	315,444

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	%	%	%

Gross earnings rate(1)
Australia	7.60	7.29	7.11
New Zealand	8.55	8.47	8.41
Overseas markets	6.45	6.00	5.30
Total Group	7.76	7.51	7.34

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	1.79	1.99	1.91
Interest not recognised on impaired assets	(0.01)	(0.01)	0.00
Net interest spread	1.78	1.98	1.91
Interest attributable to net non-interest bearing items	0.46	0.35	0.40
Net interest margin - Australia	2.24	2.33	2.31

New Zealand
Gross interest spread	1.65	1.68	1.80
Interest not recognised on impaired assets	(0.01)	0.00	(0.02)
Net interest spread	1.64	1.68	1.78
Interest attributable to net non-interest bearing items	0.59	0.65	0.54
Net interest margin - New Zealand	2.23	2.33	2.32

Overseas markets
Gross interest spread	1.33	1.08	0.95
Interest not recognised on impaired assets	(0.03)	(0.02)	(0.02)
Net interest spread	1.30	1.06	0.93
Interest attributable to net non-interest bearing items	0.50	0.48	0.36
Net interest margin - Overseas markets	1.80	1.54	1.29

Group
Gross interest spread	1.75	1.90	1.85
Interest not recognised on impaired assets	(0.01)	(0.01)	(0.01)
Net interest spread	1.74	1.89	1.84
Interest attributable to net non-interest bearing items	0.50	0.44	0.45
Net interest margin	2.24	2.33	2.29

(1)  Average interest rate received on interest earning assets

15.  Contingent liabilities, contingent assets and commitments

Contingent liabilities

•      General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.  In some instances we have not disclosed the estimated financial impact as this may prejudice the interests of the Group.

•      Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash.  ANZ provided warranties and certain indemnities relating to those businesses and, where it was anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability.  The issues below have not impacted the reported results.  All settlements and costs have been covered within the provisions established at the time.  ANZ may be held liable in relation to the following:

•    FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Criminal prosecutions have also been foreshadowed and, in the case of two former officers and the bank, commenced.  Grindlays is contesting the validity of these prosecutions.

•    Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991).  Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to notices in respect of a further eleven payments received by it in 1991 in similar circumstances totalling Indian Rupees 225 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey
Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000.  Claims have been made under this indemnity with no material impact on the Group expected.

•      Contingent tax liability

The Group in Australia was subjected to client risk reviews during 2005 by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures.  The reviews mainly covered years up to 2003.  Some matters listed by the ATO for further investigation remain outstanding.

The ATO is also reviewing the taxation treatment of certain other transactions, including legacy structured finance transactions, undertaken by the Group in the course of normal business activities.

The Inland Revenue Department (IRD) in New Zealand is reviewing a number of conduit-relieved structured finance transactions as part of normal revenue authority audit procedures.  This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand.  The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions.  The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal dispute process.  In addition, the IRD has issued some tax assessments as a follow up to the Notices in some cases.  Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and in the tax assessments received, the maximum potential tax liability would be approximately NZD484 million (including interest tax effected) for the period to 31 March 2007.  Of that maximum potential liability, approximately NZD137 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.  All of these conduit-relieved transactions have now either matured or terminated.

Additional issue-specific audits and other investigations are being undertaken by the New Zealand IRD, and by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and considers that it holds appropriate provisions.

•      Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

•      Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•              in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to comply with rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•              in the Austraclear System Regulations and the CLS Bank International Rules, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For APCA HVCS and Austraclear the obligation arises only in limited circumstances.

•      New Zealand Commerce Commission

In November 2006, the New Zealand Commerce Commission brought proceedings under the Commerce Act 1986 against Visa, MasterCard and all New Zealand issuers of Visa and MasterCard credit cards, including ANZ National Bank Limited.  The Commission alleges price fixing and substantially lessening competition in relation to the setting of credit card interchange fees and is seeking penalties and orders under the Commerce Act.

Subsequently, several major New Zealand retailers have issued proceedings against ANZ National Bank and the other abovementioned defendants seeking unquantified damages, based on allegations similar to those contained in the Commerce Commission proceedings.  ANZ National Bank is defending the proceedings.  At this stage, the risks and any potential liabilities cannot be assessed.

Contingent asset

•      National Housing Bank

In 1992, Grindlays received a claim aggregating to approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India.  The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion.  NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India.  Grindlays paid the disputed money including interest into court.  Ultimately, the parties settled the matter and agreed to share the monies paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies.  ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ recovered $114 million in 2006 from its insurers in respect of the above.

In addition, ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn from NHB.  However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer.  Proceedings are currently on foot in the Special Court, Mumbai to determine these issues.

Commitments

•      Property

On 27 September 2006, ANZ announced it would develop a new office building in the Docklands area, Melbourne, Australia.  This will provide 87,000 square metres of office accommodation sufficient for 5,500 staff.  The building is anticipated to cost approximately $500 million and is due to be completed in the second half of 2009.  This will be one of ANZ’s core Melbourne properties.

•      Acquisitions

On 19 February 2007, the Group announced a recommended $268 million cash takeover offer for ETRADE Australia Limited of $4.05 per share for the 65.8% of ETRADE Australia’s issued capital that ANZ did not already own.  On 23 April 2007, the Group announced an unconditional revised cash offer price of $4.30 a share together with a scrip alternative of ANZ shares to an equivalent value.  On 24 April 2007, the Group announced it had obtained a controlling interest in ETRADE Australia Limited.

As at 31 March 2007, the Group has entered into conditional contracts, subject to regulatory and shareholder approval(1), to acquire equity interests in the following entities:

•             AMMB Holdings Berhad in Malaysia for $847 million

•             Shanghai Rural Commercial Bank in China for $311 million

•             Citizens Security Bank in Guam for $31 million

•             Vientiane Commercial Bank Limited in Laos for $12 million

(1)     Shareholder approval has already been obtained for the proposed acquisition of Shanghai Rural Commercial Bank.

16.  Note to the Cash Flow Statement

(a)          Reconciliation of profit after income tax to net cash provided by operating activities

	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	Inflows	Inflows	Inflows
	(Outflows)	(Outflows)	(Outflows)
	$M	$M	$M

Reconciliation of profit after income tax to net cash provided by operating activities
Profit after income tax	2,102	1,877	1,811
Adjustments to reconcile to net cash provided by operating activities
Provision for credit impairment	240	183	224
Depreciation and amortisation	147	144	145
Profit on sale of businesses	(155)	—	—
Provision for employee entitlements, restructuring and other provisions	122	172	78
Payments from provisions	(198)	(121)	(102)
(Profit) loss on sale of of premises and equipment	(3)	1	3
Profit on sale of available for sale securities	(21)	(2)	—
(Increase)/decrease in operating assets:
Share based payments reserve	(27)	31	—
Trading securities	(4,624)	(1,666)	(15)
Liquid assets - greater than three months	905	498	(1,798)
Due from other banks-more than 90 days	(357)	512	806
Loans and advances	(13,067)	(12,879)	(13,969)
Regulatory deposits	(25)	5	(47)
Interest receivable	(81)	(97)	(22)
Net tax assets	(209)	176	121
Increase/(decrease) in operating liabilities:
Deposits and other borrowings	7,792	7,400	8,729
Due to other financial insititutions	993	700	1,159
Payables and other liabilities	(665)	(474)	1,015
Interest payable	(15)	372	110
Other	(331)	(39)	(196)
Net cash (used in) operating activities	(7,477)	(3,207)	(1,948)

(b)          Reconciliation of cash and cash equivalents

Reconciliation of cash and cash equivalents

Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	13,089	11,633	9,943
Due from other financial institutions - less than 3 months	5,165	8,711	6,902
	18,254	20,344	16,845
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	102	80	85

17.  Segment analysis

The following analysis shows revenue, result and assets for each business segment.

Industry

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 07	Mar 07
	Mar 07	Sep 06	Mar 06	v. Sep 06	v. Mar 06
	$M	$M	$M	%	%
Segment revenue(1)
Personal	2,273	2,190	1,987	4%	14%
Institutional	1,741	1,660	1,655	5%	5%
New Zealand Businesses	1,057	975	1,013	8%	4%
Other(2)	542	364	308	49%	76%
	5,613	5,189	4,963	8%	13%

Segment result(3)
Personal	1,013	933	830	9%	22%
Institutional	1,070	993	971	8%	10%
New Zealand Businesses	515	499	499	3%	3%
Other(2)	389	235	254	66%	53%
	2,987	2,660	2,554	12%	17%

Segment assets(4)
Personal	143,729	136,760	129,692	5%	11%
Institutional	132,230	119,554	124,087	11%	7%
New Zealand Businesses	68,211	63,869	58,298	7%	17%
Other(2)	7,349	14,204	9,797	-48%	-25%
	351,519	334,387	321,874	5%	9%

(1).    Segment revenue includes equity standardised net interest income and other operating income

(2).    Other includes Partnerships & Private Bank, Treasury, Operations, technology & shared Services, Corporate Centre, Risk Management and Group Financial Management.  Other also includes significant items and non-continuing businesses

(3).    Segment result represents equity standardised profit before income tax expense

(4).    Segment assets represents total external assets excluding deferred tax

18.  Changes in composition of the Group

Acquisition of controlled entities

There were no material controlled entities acquired during the half year to 31 March 2007 or the year to 30 September 2006.

Disposal of controlled entities

On 31 October 2006, the controlled entities Fleet Partners Pty Limited and Truck Leasing Limited were sold.  The profit before tax on disposal was $195 million ($141 million after tax).  The after tax contribution prior to disposal was $15 million in the September 2006 half (Mar 2006 half: $4 million).

There were no other material controlled entities disposed of during the half year to 31 March 2007 or the year to 30 September 2006.

19.  Associates, joint venture entities and investments
	Half	Half	Half
	year	year	year
	Mar 07	Sep 06	Mar 06
	$M	$M	$M
Aggregate associates and joint venture entities
Operating profit	121	104	90
Profit after income tax	121	104	90

Key contributions to profit(1)

	Contribution to			Ownership interest
	Group pre-tax profit			held by Group
	Half	Half	Half
	year	year	year	As at	As at	As at
	Mar 07	Sep 06	Mar 06	Mar 07	Sep 06	Mar 06
	$M	$M	$M	%	%	%
Associates
P.T. Bank Pan Indonesia	12	10	12	30	29	29
ETRADE Australia Limited	5	4	3	34	34	34
Metrobank Card Corporation Inc	3	4	3	40	40	40
Bank of Tianjin (formerly Tianjin City Commercial Bank)(2)	10	5	n/a	20	20	n/a

Joint ventures
ING Australia Limited	74	62	57	49	49	49
ING (NZ) Holdings Limited	9	8	11	49	49	49

(1).    The results may differ from the published results of these entities due to the application of AIFRS and Group Policies

(2).    An associate from 13 June 2006

20.  Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

				Profit and Loss Average
	Balance Sheet			Half	Half	Half
	As at	As at	As at	year	year	year
	Mar 07	Sep 06	Mar 06	Mar 07	Sep 06	Mar 06

Euro	0.6054	0.5882	0.5890	0.5983	0.5941	0.6202
Great British pound	0.4113	0.3982	0.4104	0.4020	0.4063	0.4237
New Zealand dollar	1.1312	1.1455	1.1700	1.1359	1.1942	1.0921
United States dollar	0.8077	0.7476	0.7162	0.7780	0.7518	0.7418

21.  Significant events since balance date

On 16 May, 2007, ANZ announced it has a relevant interest of 91.75% in ETRADE Australia and will compulsorily acquire the remaining shares to finalise its acquisition.

On May 18, 2007, ANZ announced that it had reached effective completion of its investment in AMMB Holding Berhad (“AMMB”), resulting in ANZ acquiring a direct interest of 19.1%.  Subject to regulatory approval and following conversion of exchangeable bonds held by ANZ into AMMB shares, ANZ will become AMMB’s largest shareholder with a shareholding of 24.9%.  The average purchase price paid by ANZ for this 24.9% holding would be RM 3.625 (AUD $843 million in aggregate).

There have been no other significant events from 31 March 2007 to the date of this report.

22.  US GAAP Reconciliation

The consolidated financial statements of the Group are prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS), which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).  Refer also to Note 1 for details on the basis of preparation of these financial statements.  The Group’s financial report is in compliance with both AIFRS and IFRS (International Financial Reporting Standards).

The following tables reconcile AIFRS profit, equity and gross assets to US GAAP net income, equity and gross assets.

	Note	Half year Mar 07	Half year Sep 06	Half year Mar 06
		$M	$M	$M
Profit reported under AIFRS (excluding minority interest)		2,102	1,877	1,811
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately)
Adjustment to intangibles	(ii)	—	—	(38)
Pension expense adjustment and deficit amortisation	(v)	(32)	1	(7)
Provision for credit impairment	(vii)	4	13	(19)
Deconsolidation of special purpose entities	(viii)	(2)	6	(7)
Mark to market of non compliant hedges	(x)	305	320	(109)
Effective yield adjustment	(xi)	22	(31)	10
Employee share issue and options	(xiii)	(10)	30	(38)
Deconsolidation of trust preferred structure	(xiv)	(17)	(16)	(12)
Amortisation of core deposit intangible	(xvi)	(38)	(41)	(52)
Life insurance and funds management business	(xvii)	(6)	(2)	(35)
Other adjustments	(xviii)	14	7	(6)
Total tax impact of the above adjustments	(iv)	(79)	(94)	89
Net income according to US GAAP		2,263	2,070	1,587
Adjustments to determine comprehensive income in accordance with US GAAP
Net income according to US GAAP		2,263	2,070	1,587
Pension plan deficit and deficit amortisation net of tax (Tax is; Mar 2007: $15m; Sep 2006: -$13m; Mar 2006: $16m)	(v)	35	(36)	37
Realised profit (loss) on available for sale securities net of tax: (Tax is; Mar 2007: $-7m; Sep 2006: -$3m; Mar 2006: $Nil)	(vi)	(17)	(8)	—
Unrealised profit (loss) on available for sale securities net of tax: (Tax is; Mar 2007: $6m; Sep 2006: $Nil; Mar 2006: -$1m)	(vi)	14	—	(3)
Currency translation adjustments, net of net investment hedges after tax: (Tax is; Mar 2007: $31m; Sep 2006: -$12m; Mar 2006: $15m)	(ix)	(72)	101	(365)
Mark to market of cash flow hedges net of tax: (Tax is; Mar 2007: $Nil; Sep 2006: $Nil; Mar 2006: $1m)	(x)	—	—	3
Total comprehensive income according to US GAAP		2,223	2,127	1,259

Earnings per share (cents) according to US GAAP	(xix)
Basic		123	113	87
Diluted		120	110	85

		Half year Mar 07	Half year Sep 06	Half year Mar 06
		$M	$M	$M
Total tax (expense)/benefit of the previous adjustments comprises	(iv)
Employee share issue and options		3	(6)	6
Pension expense adjustment and deficit amortisation		10	—	2
Deconsolidation of Special Purpose Entities		1	—	—
Effective yield adjustment		(6)	10	(3)
Provisioning for credit impairment		(1)	(4)	11
Amortisation of core deposit intangible		12	14	17
Mark to market of non-compliant derivative hedges		(96)	(104)	37
Adjustment to intangibles		—	—	11
Life insurance and funds management business		2	—	2
Other adjustments		(4)	(4)	6
Total tax impact		(79)	(94)	89

Shareholders’ equity reported under AIFRS (excluding minority interest)	Note	20,878	19,872	18,762
Adjustment to accumulated depreciation on buildings revalued	(i)	57	56	55
Elimination of revaluation increment	(i)	(188)	(189)	(191)
Accumulated amortisation of goodwill	(ii)	(263)	(263)	(263)
Restoration of previously deducted goodwill	(ii)	695	695	695
Adjustment to intangibles	(ii)	(17)	(17)	(17)
Acquisition cost of NBNZ purchase adjustment	(ii)	(37)	(37)	(37)
Deferred profit on sale and leaseback transactions	(iii)	(11)	(13)	(16)
Pension expense adjustment	(v)	92	153	89
Unrealised (profit) loss on available for sale securities	(vi)	(18)	(14)	(11)
Provision for credit impairment	(vii)	(8)	(12)	(25)
Deconsolidation of special purpose entities	(viii)	(1)	1	(15)
Mark to market of non compliant hedges	(x)	304	79	(28)
Effective yield adjustment	(xi)	403	381	412
Adjustment on entering into joint venture	(xii)	(237)	(237)	(237)
Employee share issue and options	(xiii)	20	31	(9)
Deconsolidation of trust preferred structure	(xiv)	(831)	(830)	(828)
Leasing	(xv)	50	48	40
Accumulated amortisation of core deposit intangible	(xvi)	(256)	(218)	(177)
Life insurance and funds management business	(xvii)	93	97	99
Other adjustments	(xviii)	(13)	(24)	(19)
Total tax impact of the above adjustments (refer below)		(174)	(147)	(90)
Shareholders’ equity according to US GAAP		20,538	19,412	18,189

		Half year Mar 07	Half year Sep 06	Half year Mar 06
		$M	$M	$M
Total tax (expense)/benefit of the previous equity adjustments comprises
Deferred profit on sale and leaseback transactions		3	4	5
Pension expense and deficit amortisation adjustment		(30)	(46)	(27)
Effective yield adjustment		(120)	(114)	(127)
Provisioning for credit impairment		3	4	8
Accumulated amortisation of core deposit intangible		84	72	58
Mark to market of non compliant hedges		(94)	(24)	8
Deconsolidation of trust preferred structure		(7)	(25)	(25)
Deconsolidation of special purpose entities		(1)	—	4
Adjustment to intangibles		5	5	5
Unrealised (profit) loss on available for sale securities		5	4	3
Leasing		(19)	(18)	(12)
Employee share issues and options		(12)	(16)	—
Other adjustments		9	7	10
Total tax impact		(174)	(147)	(90)

Total assets reported under AIFRS	Note	351,724	334,640	322,181
Adjustment to accumulated depreciation on buildings revalued	(i)	57	56	55
Elimination of revaluation increment	(i)	(188)	(189)	(190)
Accumulated amortisation of goodwill	(ii)	(263)	(263)	(263)
Restoration of previously deducted goodwill	(ii)	695	695	695
Adjustment to intangibles	(ii)	(17)	(17)	(17)
NBNZ goodwill due to acquisition cost adjustment	(ii)	(37)	(37)	(37)
Prepaid pension adjustment	(v)	63	45	(5)
Unrealised (profit) loss on available for sale securities	(vi)	(18)	(14)	(15)
Provision for credit impairment	(vii)	(8)	(12)	(25)
Deconsolidation of special purpose entities	(viii)	(853)	(913)	(1,373)
Mark to market of non compliant hedges	(x)	352	80	(134)
Effective yield adjustment	(xi)	403	377	408
Adjustment on entering into joint venture	(xii)	(237)	(237)	(237)
Employee share issue and options	(xiii)	(5)	(5)	(5)
Deconsolidation of trust preferred structure	(xiv)	3	3	3
Leasing	(xv)	50	51	49
Accumulated amortisation of core deposit intangible	(xvi)	(256)	(218)	(177)
Adjustment to goodwill on recognition of deferred tax liability	(xvi)	104	104	104
Life insurance and funds management business	(xvii)	93	97	99
Other adjustments	(xviii)	2	(37)	12
Total assets according to US GAAP		351,664	334,206	321,128

We have outlined in the following notes the significant differences between AIFRS and US GAAP. A more detailed discussion of AIFRS policies is contained in Note 1.

(i)                      Premises and equipment

In the past the Group at various times has revalued properties, increasing the book value of these assets as permitted under previous Australian GAAP. Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments. Under AIFRS, the Group holds its properties at a deemed cost value. At the date of transition to AIFRS, the Group elected to transfer the asset revaluation reserve to retained earnings.

Under US GAAP, revaluation of properties is not permitted except for decrements, which are recorded in the Income Statement. Subsequent recoveries are not permitted to be recognised in the Income Statement.

For local reporting, the impact of previous revaluation increments is that depreciation charges are higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.  Due to the minor nature of this adjustment, it has been included in “Other” within the reconciliation to US GAAP net income.

(ii)                   Goodwill and intangibles

The requirements of AIFRS and US GAAP are the same with respect to goodwill. Under AIFRS, the past practice stipulated by previous Australian GAAP of systematically amortising goodwill over the expected period of benefit ceased and was replaced by annual impairment testing (or more frequently if events or circumstances indicate that goodwill might be impaired).

Prior to 1 October 2002, under US GAAP goodwill was capitalised and amortised over the period of time during which the benefits were expected to arise. Post this date, a review for impairment applies rather than systematic goodwill amortisation. Until 1 October 2002, adjustments were made in the US GAAP reconciliation to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits.

During the half year ending 31 March 2006, a reclassification between goodwill and finite life intangible assets was identified. As a result of this, a cumulative prior period adjustment was made in the Income Statement to reflect prior period amortisation that would have been booked had the classification applied from acquisition. In addition, the Group has reassessed the useful life of a component of this intangible asset from 10 years to 4 years.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes. ANZ’s goodwill balance largely comprises the goodwill purchased on acquisition of NBNZ Holdings Limited in December 2003 which forms the NZ Primary Business Segment cash generating unit.

The amount of goodwill relating to the acquisition of NBNZ under US GAAP is not the same as that recognised under AIFRS, as the cost of the hedges of the acquisition price are not considered part of the acquisition price under US GAAP (impact is a $37 million (Sep 2006: $37 million; Mar 2006: $37 million) decrease to the Group’s goodwill, all of which is allocated to CGU(NZ)).

For US GAAP purposes only, a core deposit intangible of $60 million (Sep 2006: $98 million; Mar 2006: $139 million) has been recognised in relation to the acquisition of NBNZ (refer Note xviii). This asset, in its entirety, is allocated to CGU(NZ).

(iii)              Sale-leaseback transactions

Under AIFRS, gains on disposal under sale-leaseback transactions for operating leases can be recognised in the period of sale.

Under US GAAP, the gain is amortised over the lease term (typically this is between 5 and 10 years). This difference in treatment has been reflected in the US GAAP reconciliation.  Due to the minor nature of this adjustment, it has been included in “Other” within the reconciliation to US GAAP net income.

(iv)                 Income taxes

There are only subtle differences between the general principles of FAS 109: “Accounting for Income Taxes” and AASB 112: “Income Taxes”. However, as the Group makes adjustments to profit as part of the US GAAP reconciliation, an adjustment must also be made to taxation expense and may result in additional recognition of deferred tax balances. The tax impact of the adjustments are disclosed separately in the US GAAP reconciliation.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. This is also allowable under AIFRS. Commencing 1 October 2006, the Group has chosen to offset deferred tax balances where appropriate in the Group’s AIFRS balance sheet.  Prior period numbers have also been adjusted to aid comparability for AIFRS reporting purposes.  As a result, there is no longer a reclassification of deferred tax assets against deferred tax liabilities  required in the US GAAP reconciliation.

(v)                      Pension commitments

AIFRS requires surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes to be recognised on the Balance Sheet, which is similar with the requirements of US GAAP.

The Group elected to apply the option available under AIFRS to recognise actuarial gains and losses in the Balance Sheet (i.e. the “direct to retained earnings” approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the Income Statement.

Recognition of an additional minimum liability is required under US GAAP where the accumulated benefit obligation exceeds the fair value of plan assets and an asset has been recognised as prepaid pension cost or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation. This requirement differs to AIFRS.

An additional liability is recognised for US GAAP in relation to the Group’s UK Pension plan of $159 million ($111million after tax) (Sep 2006: $195 million ($136 million after tax) (Mar 2006: $143 million ($100 million after tax) and is based on an Actuarial Valuation as at 31 December 2006. This liability is booked to the Income Statement over a period of 15 years.

(vi)                 Available for sale securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities be classified as available-for-sale securities and recorded at fair value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’.

While AIFRS and US GAAP are broadly consistent with respect to the available-for-sale classification, loans and unquoted equity securities cannot be treated as available-for-sale under US GAAP and accordingly an adjustment has been made in the US GAAP reconciliation.

(vii)             Accounting for the impairment of loans

Under US GAAP, the value of an impaired loan is required to be measured as the present value of future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or based on the fair value of collateral if the loan is collateral dependent, in accordance with SFAS 114 “Accounting by Creditors for Impairment of a Loan”. An impairment loss is recorded when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated in accordance with SFAS 5 ‘Accounting for Contingencies’.

AASB 139 is consistent with the requirements of SFAS 5 and SFAS 114 and requires that there be objective evidence of impairment, resulting from an identified loss event, which has an impact on the present value of estimated future cash flows of a financial asset or a group of financial assets. Impairment is assessed individually for financial assets that are individually significant (or on a portfolio basis for small value loans) and then on a collective basis for those loans not individually known to be impaired.  US GAAP is consistent with AIFRS in accounting for the impairment of loans with the exception of the discounting of cash flows.  Under US GAAP FAS 114, discounting is not applied to smaller-balance homogenous loans that are collectively evaluated for impairment and to which a formula is applied.  This adjustment has been included in the US GAAP reconciliation, with the impact to net income of $3 million after tax as of 31 March 2007.

(viii)          Accounting for transfers and servicing of financial assets and extinguishments of liabilities and variable interest entities

Under AIFRS, the Group consolidates its subsidiaries where it is determined that there is a capacity to control or the Group holds the majority of risks and benefits.

Securitised assets are derecognised when the right to receive cash flows has expired or the risks and rewards of ownership are transferred substantially.

Under US GAAP, SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities and, until September 30, 2006, the accounting for separately recognised servicing assets and liabilities.

Effective 1 October, 2006, SFAS 156 ‘Accounting for Servicing of Financial Assets an amendment of FAS 140’ prescribes the accounting for separately recognised servicing assets and liabilities. The Group retains servicing and (for some loans) custodian responsibilities for sold loans. These interests have been included in the Group’s US GAAP reconciliation where the outcome is different to AIFRS.

The Group applies the provisions of FASB Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46R”).and therefore is required to consolidate those Variable Interest Entities for which the Group is the primary beneficiary.

FIN 46R does not require the consolidation of Kingfisher Trust 2001-1G and Kingfisher Trust 2004-1G. This outcome differs from AIFRS and has been adjusted in the US GAAP reconciliation.

(ix)                Comprehensive income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components.

Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders. The total accumulated other comprehensive income balance is as follows (amounts are post-tax):

	Half year Mar 07	Half year Sep 06	Half year Mar 06
	$M	$M	$M
Total other comprehensive income	(654)	(614)	(671)

(x)      Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ and SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ in its US GAAP reconciliation from 1 October 2000.

Consistent with AIFRS, SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken to the income statement, unless the derivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or net investment hedges. If specific criteria are met, derivatives can be designated as hedges.

Under SFAS 133, normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective. As a result future fair value movements recognised in the US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Consistent with AIFRS, under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the Income Statement, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. Any ineffectiveness is recognised in the Income Statement.

US GAAP includes the concept of the shortcut method of assessing effectiveness. Under the shortcut method, an entity may assume that there is no ineffectiveness in a hedging relationship of interest rate risk involving a recognised interest-bearing asset or liability and an interest rate swap if certain stringent conditions are met. This method is not permitted under AIFRS.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to accumulated other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of net income immediately. Amounts are subsequently reclassified out of accumulated other comprehensive income into earnings as the hedged transaction impacts earnings or the forecasted transactions become probable not to occur.

There have been no compliant cash flow hedges for US GAAP purposes since to 30 September 2005.

For the half year ended 31 March 2007, only a portion of the Group’s AIFRS fair value and all of the net investment hedging relationships qualified for hedge accounting under US GAAP.  From 1 April 2007 the Group has de-designated all hedging relationships for US GAAP reporting purposes. The value of these hedges as at 31 March 2007 were: fair value hedges $373 million; derivative net investment hedges $13 million. In addition the USD $300 million and Euro 500 million have been de-designated as hedges of net investments in foreign operations.

During the second half of the 2006 financial year, it was determined that derivative offsetting would no longer be performed under AIFRS.  March 2006 comparative balances were adjusted for comparability purposes.

(xi)    Effective yield adjustment

Under AIFRS, internal loan origination costs, other than loan commissions, cannot be deferred as an adjustment to yield unless they represent direct and incremental costs.

Under US GAAP, certain direct costs and non-refundable loan fees are deferred and recognised over the period of the related loan or facility.

US GAAP also requires deferral of upfront loan origination fees. Whilst this requirement is similar to AIFRS, an adjustment has been made to defer additional upfront fees for US GAAP purposes as the application of US GAAP differs to AIFRS.  US GAAP requires the deferral of “other” fees charged to the borrower that relate directly to making the loan (eg, fees that are paid to the lender as compensation for granting a complex loan or agreeing to lend quickly).

(xii)   Gain and non-capitalisable costs recognised on entering joint ventures

In accordance with previous Australian GAAP, the Group recognised profits (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP, the gains may not be recognised as they occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture. This has been adjusted for in the US GAAP reconciliation.

The Group elected not to restate on transition to AIFRS those business combinations that took place prior to transition date.

(xiii)  Accounting for stock – compensation plans

AIFRS, requires the recognition of an expense for all share-based remuneration, including deferred shares and options, over the relevant vesting period.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) Share-Based Payment. Effective 1 October 2005, this Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions) and closely aligns US GAAP with AIFRS. That cost is recognised over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). FAS 123R eliminates the alternative use of the intrinsic value method of accounting that was previously applied by the Group. This revision applies to all share and option issues not vested as at 1 October 2005. The Group has applied the modified prospective approach to transition as permitted under FAS 123R.

FAS 123R results in a timing difference for recognition of compensation cost for shares issued under the Group’s $1,000 share plan, as the expense is recognised at point of issuance under US GAAP but accrued based on expected issuance under AIFRS.  This adjustment has been included in the US GAAP reconciliation.

(xiv)   Deconsolidation of trust preferred structure (under FIN46R)

The Group has applied the principles of FIN46R to its trust preferred structures. The impact of application has been to deconsolidate the following trusts:

Instrument	Trust
US Trust Securities	ANZ Capital Trust I
ANZ Capital Trust II
Euro Trust Securities	ANZ Capital Trust III

The consequence of not consolidating ANZ Capital Trust III is that the trust securities are considered to be debt for US GAAP purposes. This has resulted in the following impact on the US GAAP reconciliation:

•                       Distributions are classified as interest

•                       Issue costs are amortised over a five year period

•                       Euro trust securities have been classified as debt and have been revalued to Australian dollars at the year-end spot rate.  From 1 October 2005, the Group has hedged this foreign currency exposure for US GAAP purposes.  This is not a hedge for AIFRS purposes.

The US Trust securities are considered to be debt for AIFRS purposes. Therefore, the impact of deconsolidation under FIN46R is to reclassify the US Trust securities from loan capital to deposits and other borrowings. Issue costs continue to be amortised on a straight line basis over 5 years.

(xv)    Leasing

US GAAP requires ANZ to record its investment in a leveraged lease as follows:

•                       Rentals receivable, net of that portion of the rental applicable to principal and interest on the non-recourse debt.

•                       A receivable for the amount of investment tax credit to be realised on the transaction.

•                       The estimated residual value of the leased asset.

•                       Unearned and deferred income.

Typically under US GAAP, the lessor’s net investment in a leveraged lease declines during the early years once the investment is completed and rises during the later years of the lease.

Under AIFRS, a leveraged lease is considered to be a finance lease.  As a result, income is recognised on a constant periodic rate of return on net investment.

Due to the minor nature of the leasing adjustment it is included in the “Other” category within the reconciliation to US GAAP net income.

(xvi)   Core deposit intangible

On 1 December 2003, the Company acquired 100% of the issued share capital of NBNZ Holdings Ltd and its controlled entities.

In this acquisition ANZ acquired what would be termed long term customer relationship intangible assets. An asset is required to be booked at fair value on acquisition for long-term customer relationship intangible assets, which meet the criteria identified in SFAS 141.

Appendix A to SFAS 141 provides guidance on how to apply the recognition criteria to such assets. SFAS 141 allows for a period not exceeding one year to allocate fair values to identifiable assets and liabilities acquired in an acquisition. During the 2005 financial year ANZ recognised a core deposit intangible separately from goodwill in relation to this acquisition for US GAAP purposes.

This asset is not recognised for AIFRS purposes as the Group elected not to restate on transition to AIFRS those business combinations which took place prior to transition date. This intangible asset is equal to $316 million before tax ($212 million after tax) and is to be amortised on a nonlinear basis over a period of approximately 4 years. The written down value of the asset as at 31 March 2007 is equal to $60 million (accumulated amortisation to date is equal to $256 million).

	Half year Mar 07	Half year Sep 06	Half year Mar 06
	$M	$M	$M
Core deposit intangible – at cost	316	316	316
Accumulated amortisation	(256)	(218)	(177)
Total core deposit intangible	60	98	139

A deferred tax liability of $104 million in relation to the core deposit intangible has been recognised. This is in accordance with SFAS 109 ‘Accounting for Income Tax’.

(xvii)  Life insurance and funds management

For US GAAP, contracts are distinguished between “long duration contracts” and “investment” contracts. This characterisation drives the accounting.

US GAAP does not permit any loss reversals to be recognised upfront for long duration investment contracts, resulting in a difference to AIFRS, which is adjusted for in the US GAAP reconciliation. Under AIFRS, acquisition costs are usually recognised as expenses in the reporting period in which they are incurred. This is generally offset by identifying a portion of the planned margins included in life insurance liabilities as relating to the recovery of acquisition costs.

Under US GAAP, the deferred acquisition cost balance for a long duration contract reflects expenses that vary with and are primarily related to the acquisition of new and renewal insurance contracts, and amortised in line with premiums. For an investment contract, a gross-up of initial commissions and up-front fees is required by establishing a deferred income reserve which amortises in-line with the deferred acquisition cost asset.

(xviii) Other

Other includes the effect of certain other differences between AIFRS and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity, net income or total assets for the period.

(xix)   Earnings per share (EPS)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is broadly similar to AIFRS.

In calculating EPS in accordance with SFAS 128, instruments that have the characteristics of both debt and equity have been considered. Such instruments have been treated as follows in the calculation of dilutive EPS for US GAAP purposes:

•                       ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS):  Have been excluded from the dilutive EPS calculation as they are classified as debt for US GAAP purposes.  On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%.  Based on the experience of similar issues in Australia it is considered more likely that the securities will be repaid in cash rather than in ordinary shares.  For AIFRS purposes, ANZ StEPS are considered to be dilutive. (Impact of ($34.5) million on dilutive weighted average number of shares and ($24) million on diluted profit as compared to AIFRS)

•                        US Trust Securities: Have been included in the dilutive EPS as if the securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn mandatorily convert into a number of ordinary shares.  For AIFRS purposes, US Trust Securities are also considered to be dilutive.

•                        Euro Trust Securities:  Have been excluded from the dilutive EPS as if the securities are not redeemed or bought back prior to 15 December 2053, they will convert into preference shares.  These preference shares do not convert into ordinary share capital.  For AIFRS purposes, Euro Trust Securities are also excluded from the dilutive and basic EPS calculation.

(xx)    Details of Pension Expense

The elements of the net periodic pension cost are as follows:

	Half year Mar 07	Half year Sep 06	Half year Mar 06
	$M	$M	$M
Service cost	7	8	6
Interest cost	36	32	31
Expected return on schemes’ assets	(35)	(41)	(30)
Amortisation net transition asset	—	7	—
Recognised gains/losses	6	1	2
Recognised prior service cost	2	6	5
Net pension cost	16	13	14

Pension plan deficit amortisation	7	(1)	6
Pension expense and deficit amortisation	23	12	20

Employer contributions	(22)	(6)	(9)

(xxi)   Recently issued United States accounting standards

The following Standards will impact ANZ from 1 October 2007:

•                  In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 5 November 2007. The standard is applicable to assets and liabilities which are required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply SFAS 157 from October 2008. It is not expected that the Standard will materially impact fair value measurement within the Group.

•                  SFAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Post-retirement Plans’ was issued in September 2006. It changes the accounting for defined benefit plans by requiring that related gains or losses be recognised in other comprehensive income as they arise. The Group will apply SFAS 158 as at the full year ended 30 September 2007 for disclosure purposes and from 1 October 2007 for measurement purposes. The impact of application and transition to SFAS 158 has not yet been quantified.

•                  The FASB staff issue FASB Staff Positions (FSPs) to provide guidance on the application of the accounting standards and interpretations. The FASB issued FASB Staff Position FIN46R-6 ‘Determining the variability to be considered in applying FASB No.46(R)’ in April 2006. It addresses the application of FIN46R when determining whether certain contracts or arrangements with a variable interest entity (“VIE”) are variable interests by requiring companies to base their evaluations on an analysis of the VIE’s purpose and design rather than legal form or accounting classification. The Group will apply FSP on FIN 46R from 1 October 2007. We do not expect that this FSP on FIN46R will have a material impact on consolidation of VIEs.

•                  In June 2006 the FASB issued Interpretation 48 ‘Accounting for Uncertainty in Income Taxes’, which prescribes recognition and measurement principles for recognising income tax liability and treatment of related expenses including interest and penalties. The standard is required to be applied for periods beginning after 5 December 2006, and the Group will apply it from 1 October 2007. The Group has not yet quantified the impact of this interpretation.

•                  In February 2007 the FASB issued SFAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’ which is applicable for financial years beginning after 15 November 2007. The standard permits an entity to measure certain financial assets and liabilities at fair value. The decision to elect the Fair Value option is applied instrument by instrument and is irrevocable.  It is applied to an entire instrument and not only to specified risks, cash flows or portions of an instrument. The Group will apply the standard from 1 October 2008. The impact of application of FAS 159 has not yet been quantified but is unlikely to have a material impact.

•                  The FASB made changes to FAS 123(R) ‘Share-based payments in the form of FAS 123 (R)-5 ‘Amendment of FASB Staff Position’ and FAS 123 (R)-6 ‘Technical corrections of FASB Statement No 123 (R)’ in October 2006.  Both are applicable for financial years beginning after 20 October 2006. FAS 123 (R)-5 provides guidance surrounding modifications to equity compensation when the holders are no longer employees. FAS 123 (R) –6 makes technical corrections which impact disclosures and computations of Share-based payments. The Group will apply these changes from 1 October 2007.  The impact of application of these changes has not yet been quantified.

DEFINITIONS

Adjusted Common Equity (ACE) is Tier 1 capital less preference shares and other Hybrid Capital at current exchange rates, regulatory deductions from total capital and transitional capital relief as approved by the Australian Prudential Regulation Authority.

AIFRS - Australian Equivalents to International Financial Reporting Standards.

Business Unit description:

Personal

Personal is a division comprising of Regional, Rural and Small Business Banking, Banking Products, Mortgages, Consumer Finance, Investments & Insurance, Esanda, Pacific and a number of other areas, including the branch network and marketing and support costs in Australia.

•            Regional & Rural Banking provides a full range of banking services to personal customers across regional and rural Australia, and to small business and agribusiness customers in rural and regional Australia.

•            Small Business Banking provides a full range of banking services for metropolitan-based small businesses in Australia with funds under management up to A$50,000.

•            Banking Products provides transaction banking and savings products, such as term deposits, V2+ and cash management accounts.

•            Mortgages provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•            Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities in Australia and ATM facilities.

•            Investments & Insurance comprises ANZ Australia’s Financial Planning, Margin Lending, insurance distribution, and Trustees businesses in addition to the equity accounted earnings from E*Trade Australia, an online broking business.

•            Esanda provides motor vehicle and equipment finance, operating leases and investment products.

•            Pacific provides retail and corporate banking services to customers in the Pacific Region.

Institutional

Institutional is a division encompassing businesses that provide a full range of financial services principally to ANZ Australia and New Zealand corporate and institutional customers in all geographies.  Institutional has a major presence in Australia and New Zealand and also operations in Europe, USA and Asia.

•            Business Banking provides a full range of banking services to metropolitan based small to medium sized business clients with up to $50 million turnover.

•            Working Capital provides working capital solutions including lending and deposit products, cash transaction banking management, trade finance, international payments, clearing and custodian services principally to Institutional and corporate customers.  It also manages the Institutional balance sheet with a particular focus on credit quality, diversification and maximising risk adjusted returns.

•            Markets provides foreign exchange and commodity trading sales-related services to corporate and institutional clients globally.  In addition, the business provides origination, underwriting, structuring and risk management services, advice and sale of credit and derivative products globally.  Markets also provides interest rate risk management services to New Zealand.

•            Relationships & Infrastructure includes Institutional Banking, Financial Institutions, Corporate Banking and Personal & Private Banking Asia.

New Zealand Businesses

New Zealand Businesses includes the following:

•            ANZ Retail, operating under the ANZ brand in New Zealand provides a full range of banking services to personal and small business banking customers.

•            National Bank Retail, operating under the National Bank brand in New Zealand, provides a full range of banking services to personal and small business banking customers.

•            Corporate & Commercial Banking in New Zealand incorporates the ANZ and National Bank brands and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•            Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

•            Central support includes Operations, Technology, Treasury, ANZ’s 49% stake in ING New Zealand, Risk Management, People Capital, Financial Management and Property New Zealand.

•            UDC provides motor vehicle and equipment finance, operating leases and investment products.

Partnerships & Private Bank

Partnerships & Private Bank is responsible for ANZ’s partnerships with other institutions in Australia and Asia, along with our Private Bank business, and includes the following:

•            INGA includes the equity accounted earnings from our 49% stake in ING Australia Ltd, a joint venture between ANZ and ING.

•            International Partnership - ANZ continues to develop a portfolio of strategic retail partnerships in Asia.  ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank, in Cambodia with the Royal Group, in China with Bank of Tianjin and in Vietnam with Sacombank.  These partnerships are focused on leveraging ANZ Australia’s capabilities into faster growing personal and small business banking markets via the established client bases of the local partners.

•            Other includes Private Bank and support units within the division.

Group Centre

Group Centre division includes Operations, Technology and Shared Services, Treasury (funding component), Group People Capital, Group Strategic Development, Group Financial Management, Group Risk Management, Capital Funding and Group Items.

Collective provision is Provision for Credit Losses that are inherent in the portfolio but not able to be individually identified; presently unidentified impaired assets.  A collective provision may only be recognised when a loss event has already occurred.  Losses expected as a result of future events, no matter how likely, are not recognised.

Expected loss is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are those whose carrying value is greater than the amount expected to be recovered over their lives.  More specifically, in relation to loans or other credit facilities, impairment may arise where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Individual provision charge is the amount of impairment on those loans and advances assessed for impairment on an individual basis (as opposed to on a collective basis).  It takes into account expected cash flow over the lives of those loans and advances.

Liquid assets are cash and cash equivalent assets.  Cash equivalent assets are highly liquid investments with short periods to maturity, are readily convertible to cash at ANZ’s option and are subject to an insignificant risk of changes in value.

Net advances includes gross loans and advances and acceptances, less income yet to mature and provisions.

Net inter business unit expenses (also known as Service Transfer Pricing) consists of the charges made between business units for the provision of support services.  Both payments and receipts by business units are shown as net inter business unit expenses.

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, impairment of loans and advances, deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-performing loans are included within interest bearing loans, advances and bills discounted.

Net tangible assets equals share capital and reserves attributable to shareholders of the Group less preference share capital and unamortised intangible assets (including software).

Non-performing loans comprise loans where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where the concessional terms have been provided because of the financial difficulties of the customer.

Operating expenses exclude the provision for impairment of loans and advances charge.

Operating income in business segments includes equity standardised net interest and other operating income.

Overseas includes the results of all operations outside Australia, except if New Zealand is separately shown.

Overseas Markets includes all operations outside of Australia and New Zealand.  The Group’s geographic segments are Australia, New Zealand and Overseas Markets.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Revenue includes net interest income and other operating income.

Segment assets represents total external assets excluding deferred tax assets.

Segment result represents equity standardised profit before income tax expense.

Segment revenue includes equity standardised net interest income and other operating income.

Significant items are items that typically have a substantial impact on profit after tax, or the earnings used in the earnings per share calculation.  Significant items also do not arise in the normal course of business and are infrequent in nature.  Divestments are typically defined as significant items.

Total advances include gross loans and advances and acceptances, less income yet to mature (for both as at and average volumes).  Loans and advances classified as available-for-sale are excluded from total advances.

Unproductive facilities comprise off balance sheet facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties) and undrawn on balance sheet facilities where the customer is defined as impaired.

ALPHABETICAL INDEX

Associates, joint venture entities and investments

Average Balance Sheet and related interest

Business Performance Review

Chief Financial Officer’s Review

Changes in the composition of the Group

Condensed Consolidated Cash flow statement (Unaudited)

Condensed Consolidated Income Statement (Unaudited)

Condensed Consolidated Balance Sheet (Unaudited)

Condensed Consolidated Statement of Recognised Income and Expense (Unaudited)

Contingent liabilities, contingent assets and commitments

Definitions

Dividends

Earnings per share

Exchange rates

Financial Highlights

Geographic Segment Performance

Highlights

Impaired financial assets

Income

Income tax expense

Loan capital

Net loans and advances

Note to the Cash Flow Statement

Operating expenses

Provision for credit impairment

Segment analysis

Share Capital

Shareholders’ Equity

Significant accounting policies

Significant events since balance date

US GAAP Reconciliation